30,000,000 Shares



ARAMARK CORPORATION

Class B Common Stock

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We are offering 30,000,000 shares of Class B common stock.

No public market currently exists for the Class B common stock. Our Class B common stock has been approved for listing on the New York Stock Exchange under the symbol "RMK."

Investing in our Class B common stock involves risks. See "Risk Factors" beginning on page 12.

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Neither the Securities and Exchange Commission nor any other securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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	Per Share	Total
Public offering price	$23.000	$690,000,000
Underwriting discount	$ 1.265	$ 37,950,000
Proceeds, before expenses	$21.735	$652,050,000

The underwriters may, under certain circumstances, purchase up to an additional 4,500,000 shares from us at the public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares of Class B common stock against payment in New York, New York on December 14, 2001.

Goldman, Sachs & Co.   JPMorgan

Morgan Stanley

Salomon Smith Barney   Wachovia Securities

December 10, 2001

TABLE OF CONTENTS

In this prospectus, we use the terms ARAMARK, we, us and our to refer to ARAMARK Corporation prior to our merger with and into our wholly owned subsidiary, ARAMARK Worldwide Corporation, and we also use such references to mean ARAMARK Worldwide Corporation after the merger. Upon completion of the merger, ARAMARK Worldwide Corporation will change its name to ARAMARK Corporation. We are filing a Registration Statement on Form S-4 in connection with the merger. We use the term Class A common stock to refer to our Class A-1, Class A-2 and Class A-3 common stock. Our certificate of incorporation provides for a conversion of Class A-1, Class A-2 and Class A-3 common stock into Class B-1, Class B-2 and Class B-3 common stock if an employee leaves our company. In addition, our new certificate of incorporation will permit holders of shares of Class A-1, Class A-2 and Class A-3 common stock to convert such shares into shares of Class B-1, Class B-2 and Class B-3 common stock, respectively, at any time. Unless the distinction is relevant, we use the term Class B common stock to refer to our unrestricted Class B common stock and our Class B-1, Class B-2 and Class B-3 common stock.

We file reports and other information with the SEC, but our common stock, which is subject to various restrictions, is not publicly traded. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell, and seeking offers to buy, the unrestricted Class B common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or when any sale of our unrestricted Class B common stock occurs.

All information in this offering assumes that the merger described in The Merger and the Stock Buyback is completed before the commencement of this offering. Completion of the merger is a condition to the consummation of this offering.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus and may not include all of the information that you should consider before deciding to invest in our unrestricted Class B common stock. Our fiscal year ends on the Friday nearest September 30 in each year and is subject to change by resolution of the board of directors. When we refer to fiscal years, we say fiscal and the year number as in fiscal 2001. In this prospectus, references to leading and largest or references related to a position in a market are based on fiscal 2000 sales. We urge you to read the entire prospectus carefully, including Risk Factors, and the financial statements and the notes to those financial statements included in this prospectus.

ARAMARK Corporation

We are a leading provider of a broad range of outsourced services to business, educational, healthcare and governmental institutions and sports, entertainment and recreational facilities. We have leadership positions in food and support services, uniform and career apparel services and childcare and early education. We seek to continue to capitalize on favorable outsourcing trends by offering a large and diverse client base an expanding portfolio of services to meet their outsourcing needs. In fiscal 2001, we reported sales of approximately $7.8 billion and net income of approximately $176.5 million. Over the past five years, primarily by expanding our food and support service offerings, maintaining our diverse base of existing client relationships, maintaining high retention rates and increasing our uniform capabilities, we have achieved compound annual sales growth of 7.6% and compound annual operating income growth of 9.6%, adjusted to exclude two divested non-core business lines. We believe we will continue to rapidly grow our business by capitalizing on the continuing growth of the outsourcing market, our market leadership positions and the added access to capital that this offering will provide us.

The following diagram provides a brief overview of our business:



	Food and Support Services		Uniform and Career Apparel		Educational Resources
Business Groups:	**Food and Support Services**		**Uniform and Career Apparel**		**Educational Resources**
Operating Segments:	United States	International	Rental	Direct Marketing	Educational Resources
Fiscal 2001 (a): Sales:	$4,782.1	$1,109.3	$995.2	$438.8	$463.3
Operating Income:	$264.7	$39.4	$119.7	$15.6	$25.4
Services:	Food, refreshment, support services, facility maintenance and housekeeping	Food, refreshment, support services, facility maintenance and housekeeping	Rental, sale, cleaning, maintenance and delivery of personalized uniform and career apparel and other items	Direct marketing of personalized uniforms, career apparel and public safety equipment	Infant, toddler, pre-school and school age learning programs

(a) Dollars in millions. Operating income excludes $25.3 million of corporate and other expenses.

1

We are the second largest food service company in the United States. In most of the other countries in which we operate we are among the top three. Our uniform and career apparel business is the second largest in the United States and provides both rental and direct marketing services. Our childcare and early education business is the second largest in the United States, serving more than 100,000 children. Through our expansive service offerings and geographic presence, our approximately 200,000 employees serve millions of clients and customers around the world, providing services that are key to the successful operations of our clients.

Our Strengths

Our principal strengths include:

- **Leadership in the Growing Outsourced Services Market.** Allows us to capitalize on the growth of outsourcing worldwide, which is outpacing overall economic growth.

- **Broad Portfolio of Services.** Enables us to meet a wide variety of our clients' outsourcing needs and provides us with numerous opportunities for continued growth.

- **Diverse Client Base and Strong Client Retention.** Provides us with a large, multifaceted source of sales, earnings and cash flow.

- **Significant Scale and Strong Operating Infrastructure.** Enables us to efficiently deploy our large and flexible workforce and realize economies of scale.

- **Entrepreneurial Culture and High Level of Employee Ownership.** Focuses our people on the creation of shareholder value and effectively aligns their interests with those of our company and our other stockholders.

Our Strategies

Building on these strengths, we will continue our growth through the following strategies:

- **Capitalize on Favorable Outsourcing Trends.** Our markets continue to grow as more organizations decide to outsource non-core support services, and we believe we are well positioned to capitalize on this trend. Our strategy includes identifying and educating existing and potential clients in current and new sectors on the benefits of outsourcing non-core activities.

- **Increase Base Sales Through Expanded Client Partnerships.** A key element of our growth strategy is to increase sales at our existing client locations by:

    — increasing the participation in our service offerings by our clients' employees, students, patients and customers and increasing the per capita spending by consumers of our services primarily through innovative marketing and merchandising programs directed at the ultimate consumers of our services; and

    — providing additional services to our clients by expanding their use of our broad array of services.

- **Expand Margins by Realizing Additional Operating Efficiencies.** Our scale and infrastructure allow us to effectively manage our labor, food and uniform costs. We believe we can continue to expand margins through the increasingly efficient use of our workforce, the application of information systems, expanded purchasing and inventory management programs and increased in-house uniform manufacturing.

- **Increase Penetration of International Markets.** We believe that the significant size and low penetration rates of international markets present a substantial growth opportunity. We intend to increase our presence in those places in which we currently operate and to expand into additional countries.

- **Pursue and Integrate Strategic Acquisitions.** We intend to continue to strengthen our existing business through additional acquisitions and strategic investments in the United States and other countries, such as our recent acquisition of ServiceMaster Management Services and related entities. We believe this offering will better position us to take advantage of strategic opportunities by providing a publicly traded equity security and by increasing our financial flexibility.

Risks Relating to Our Business and to this Offering

As part of your evaluation of us, you should take into account the risks we face in our business and not solely our competitive strengths and business strategies. Our operations may be affected by prevailing economic conditions, including the ramifications of the September 11th terrorist attacks, our business depends on our ability to hire qualified personnel, our growth strategy involves risks, our future performance depends on our ability to integrate and derive the expected benefits from our acquisition of ServiceMaster Management Services and we are subject to government regulation. Each of our three business groups is subject to additional risks. You should also be aware that there are various risks involved in investing in our common stock, including risks relating to, among other things, future sales of a substantial amount of Class B common stock, dilution to our investors, potential volatility of our future stock price and continuing voting control by existing stockholders. For more information about these and other risks, see ''Risk Factors'' beginning on page 12. You should carefully consider these risk factors together with all of the other information included in this prospectus.

The Offering

Unrestricted Class B common stock offered	30,000,000 shares

Common stock estimated to be outstanding immediately after this offering and before the stock buyback:

Class A common stock	167,333,570 shares
Class B common stock	30,000,000 shares
Total	197,333,570 shares

Assuming that the stock buyback as described below is fully subscribed and completed at the public offering price, the shares of common stock estimated to be outstanding immediately thereafter are:

Class A common stock	150,600,213 shares
Class B common stock	30,000,000 shares
Total	180,600,213 shares

Voting rights:

Class A common stock	Ten votes per share
Class B common stock	One vote per share

Immediately after this offering and before the stock buyback, the holders of our Class A common stock will have approximately 98% of the aggregate voting power of our common stock, and the holders of our Class B common stock will have approximately 2% of the aggregate voting power of our common stock.

Assuming that the stock buyback is fully subscribed and completed at the public offering price, immediately thereafter the holders of our Class A common stock will have approximately 98% of the aggregate voting power of our common stock, and the holders of our Class B common stock will have approximately 2% of the aggregate voting power of our common stock.

Use of proceeds from this offering	Net proceeds from this offering will be approximately $645.3 million. We intend to use approximately 56% of the gross proceeds of this offering to fund the stock buyback (a "synthetic secondary offering") through a cash tender offer for a portion of our outstanding shares of Class A common stock and a repurchase of shares of Class A common stock from our Retirement Savings Plan and our Uniform and Career Apparel Group

Retirement Savings Plan, which we collectively refer to as the 401(k) Plans. The 401(k) Plans will not participate in the tender offer. We intend to use the remaining net proceeds from this offering to repay part of the new bridge financing facility we entered into to partly finance the acquisition of the management services division of The ServiceMaster Company as described under "—Recent Development". Pending those uses, we intend to repay indebtedness under our senior revolving credit facility and other bank debt.

The merger .... Prior to this offering, ARAMARK Corporation will merge with and into ARAMARK Worldwide Corporation, its wholly owned subsidiary. The Class A common stock and Class B common stock referred to in this offering will constitute our capital structure after the merger.

Dividends .... We have not distributed any cash dividends on our common stock during the last five fiscal years and currently have no plans to do so. The declaration of future dividends is, however, subject to the discretion of our board of directors in light of all relevant factors, including earnings, general business conditions and liquidity requirements.

New York Stock Exchange symbol .... "RMK"

Unless we specifically state otherwise, the information in this prospectus does not take into account:

- our issuance of up to 4,500,000 shares of unrestricted Class B common stock that the underwriters have the option to purchase from us solely to cover over-allotments;

- 32,001,658 shares of Class A common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $6.61 per share; of these shares, 1,414,584 are subject to currently vested options at a weighted average price of $3.39 per share;

- 3,451,152 shares of Class A common stock issuable upon conversion of outstanding deferred stock units; and

- 38,000,000 additional shares of Class A common stock authorized and reserved for issuance under our various stock plans, consisting of:

    —30,000,000 shares available for future options to be granted under the 2001 Equity Incentive Plan; and

    —8,000,000 shares available for future deferred stock units to be issued under the 2001 Stock Unit Retirement Plan.

Upon completion of this offering, we will amend the 2001 Stock Ownership Plan, the Combined Stock Ownership Plan for Employees, the Stock Unit Retirement Plan and the 1996 Directors' Stock Ownership Plan, each of which existed prior to this offering, so that no additional options or deferred stock units can be issued under those plans. Those plans will continue to govern the terms of options and deferred stock units currently outstanding.

If the underwriters exercise their over-allotment option in full, 34,500,000 shares of Class B common stock will be outstanding after this offering.

The Stock Buyback

After this offering, we intend to use approximately 56% of the gross proceeds of this offering (assuming the stock buyback is completed at the public offering price) to fund two transactions which are referred to together as the stock buyback. One is a cash tender offer for a portion of our shares of Class A common stock outstanding after the merger which we currently intend to launch as soon as practicable after the close of the public offering, and the second is a repurchase of shares of our Class A common stock from the 401(k) Plans. We intend to purchase up to 10% in the aggregate of the outstanding shares of our Class A common stock in the stock buyback, and the aggregate funds to be used in the stock buyback will not exceed 75% of the gross proceeds from this offering.

We will determine the tender offer price, which may be at or above the public offering price and at, above or below the market price at the time of the tender offer. In the tender offer, each Class A stockholder will be permitted to tender up to 13% of his or her shares of Class A common stock. If the tender offer is fully subscribed by all Class A stockholders, we will accept no more than 10% of each Class A stockholder's shares. In this manner, tenders of up to 10% of a stockholder's shares will be accepted, and to the extent some stockholders tender less than 10% of their shares of Class A common stock, then this shortfall will be allocated to the stockholders that have tendered more than the 10% amount (but no more than 13%) on a pro rata basis. The amount tendered by a Class A stockholder in the tender offer may consist of no more than one-third of Class A-2 common stock and no more than one-third of Class A-3 common stock; however, a holder may tender stock that consists entirely of Class A-1 common stock. We cannot assure you that this tender offer will occur or that it will occur on the terms described in this prospectus. The Class B common stock sold in this offering cannot be tendered in the tender offer.

In the repurchase from the 401(k) Plans, we currently intend to agree, on the date we execute the underwriting agreement relating to this offering, to acquire up to 10% of the Class A common stock held by the 401(k) Plans. In exchange for entering into this contract, the trustee for the 401(k) Plans will agree not to tender in the tender offer. We anticipate that the price per share under the contract with the 401(k) Plans will equal the public offering price. However, if we tender for shares of Class A common stock in the tender offer at a price higher than the public offering price, we will either make an additional payment to the trustee for the difference on the date the tender offer closes or we will return a portion of the shares sold to us by the 401(k) Plans so that the effective price per share we pay under the contract equals the tender offer price. Since the repurchase of shares under the contract with the 401(k) Plans will close prior to the commencement of the tender offer, we will complete the repurchase of shares from the 401(k) Plans, even in the unlikely event we elect not to proceed with the tender offer.

If the price per share in the stock buyback exceeds the public offering price per share of our unrestricted Class B common stock by an amount such that the aggregate consideration for all shares purchased in the stock buyback would exceed 75% of the gross proceeds from this offering, we will reduce the maximum number of shares of our Class A common stock that may be tendered in the tender offer and return shares of Class A common stock to the 401(k) Plans to limit the aggregate consideration for all shares purchased in the stock buyback to 75% of the gross proceeds from this offering.

**Recent Development**

ServiceMaster Management Services

On November 30, 2001, we acquired the management services division of The ServiceMaster Company, referred to herein as ServiceMaster Management Services. Upon closing we paid $790.6 million in cash, subject to post-closing adjustments.

ServiceMaster Management Services is a leader in the provision of facility management services in the United States, providing a complete range of facility management services to the healthcare, education and business and industry client sectors. The facility management services provided nationwide include custodial services, plant operations and management, groundskeeping, technical support and food services. ServiceMaster Management Services also has operations in Canada and maintains licensing arrangements with local service providers in approximately 25 other countries.

We believe that our acquisition of ServiceMaster Management Services will further enhance our position as a leading provider of outsourced services. We believe the acquisition will enable us to strengthen our portfolio of services by broadening our facility services base in the United States and internationally. In addition we believe the acquisition will provide ARAMARK with additional strategic benefits, including opportunities to cross-sell facility management services to our existing clients, and opportunities to cross-sell food and support services and other outsourced services to ServiceMaster Management Services' existing clients.

We financed our acquisition of ServiceMaster Management Services and related expenses by borrowing approximately an additional $200 million under our senior revolving credit facility and $600 million under a new bridge financing facility with a group of banks arranged by J.P. Morgan Securities Inc. We expect to repay a portion of the bridge financing with a portion of the proceeds from this offering, as described under "Use of Proceeds."

On a pro forma basis to give effect to the ServiceMaster Management Services acquisition, this offering and the stock buyback, fiscal 2001 sales, net income and diluted earnings per share would have been $8.8 billion, $182.9 million and $0.91, respectively, had the transactions occurred at the beginning of fiscal 2001. See Unaudited Pro Forma Financial Information.

**Our Corporate Information**

Our principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, and our telephone number is (215) 238-3000. Our principal internet address is www.aramark.com. www.aramark.com is a textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated in this prospectus by reference.

Summary Consolidated Financial Data

The following table presents our summary consolidated financial data. Throughout this prospectus, our fiscal years ended on October 3, 1997, October 2, 1998, October 1, 1999, September 29, 2000 and September 28, 2001 are referred to as fiscal 1997, fiscal 1998, fiscal 1999, fiscal 2000 and fiscal 2001, respectively. The historical data for each of the fiscal years in the five year period ended September 28, 2001 are derived from our consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. *The historical earnings per share information does not reflect the merger which will occur immediately prior to this offering and have the effect of a two-for-one stock split. Such effect will be retroactively reflected upon consummation of the merger. The pro forma earnings per share information reflects the effect of the merger as described in footnote (5) below.* The following data should be read in conjunction with the consolidated financial statements and the related notes thereto, Management's Discussion and Analysis of Results of Operations and Financial Condition and Unaudited Pro Forma Financial Information, each included elsewhere in this prospectus. Pro forma information has been compiled from historical financial and other information, but does not purport to represent what our financial position or results of operations actually would have been had the transactions occurred on the dates indicated, or to project our financial performance for any future period.

	Fiscal					2001 Pro Forma ServiceMaster(8)
	1997(1)	1998	1999	2000	2001	
	(in millions, except per share amounts)					
Income Statement Data:						
Sales	$6,576.1	$6,638.9	$6,742.3	$7,262.9	$7,788.7	$8,768.9
Operating income (2)	331.9	333.1	375.2	419.6	439.5	486.8
Interest and other financing costs, net	116.0	117.3	135.8	147.8	153.3	189.5
Income before extraordinary item (3)	146.1	133.7	150.2	168.0	176.5	
Net income	146.1	129.2	150.2	168.0	176.5	
Pro forma (as adjusted) net income: (4)					185.7	182.9
Earnings per share:						
Historical: (3)						
Basic	$1.16	$1.14	$1.59	$1.88	$2.06	
Diluted	1.10	1.06	1.48	1.77	1.95	
Pro forma: (5)						
Basic	$0.58	$0.57	$0.80	$0.94	$1.03	
Diluted	0.55	0.53	0.74	0.88	0.97	
Pro forma (as adjusted): (4)						
Basic					$1.01	$0.99
Diluted					0.93	0.91

	Fiscal					September 28, 2001 Pro Forma(4)	September 28, 2001 Pro Forma ServiceMaster(8)
	1997	1998	1999	2000	2001		
	(in millions)						
Balance Sheet Data (at period end):							
Total assets	$2,753.6	$2,741.3	$2,870.5	$3,199.4	$3,216.4	$3,216.4	$4,174.4
Long-term borrowings:							
Senior	1,084.9	1,678.3	1,583.0	1,777.7	1,635.9	1,375.3	2,181.3
Subordinated	129.0	26.7	26.7	—	—	—	—
Shareholders' equity (deficit) (6)	370.0	(78.9)	126.6	111.5	246.9	527.5	527.5

	Fiscal					2001 Pro Forma ServiceMaster(8)
	1997(1)	1998	1999	2000	2001	
	(in millions)					
Other Financial Data:						
EBITDA (7)	$523.6	$528.9	$568.9	$640.4	$679.7	$776.5
Net cash provided by operating activities	230.1	276.7	293.2	407.1	496.9	584.3
Net cash used in investing activities	(59.7)	(189.6)	(216.2)	(483.6)	(279.2)	(292.1)
Net cash provided by/(used in) financing activities	(168.3)	(93.8)	(69.9)	73.4	(217.5)	(292.0)

(1) Fiscal 1997 is a fifty-three week period.

(2) Operating income is net of goodwill amortization of $22.2 million in fiscal 1997, $22.1 million in fiscal 1998, $21.3 million in fiscal 1999, $22.2 million in fiscal 2000 and $25.4 million in fiscal 2001. Diluted net income per share, excluding goodwill amortization, is $1.26 in fiscal 1997, $1.23 in fiscal 1998, $1.67 in fiscal 1999, $1.98 in fiscal 2000 and $2.19 in fiscal 2001.

(3) During fiscal 1998, we redeemed or replaced certain of our indebtedness, resulting in extraordinary charges, net of taxes, of $4.5 million. Basic and diluted earnings per share before extraordinary item were $1.17 and $1.10, respectively.

(4) The pro forma (as adjusted) net income and earnings per share information for fiscal 2001 assumes the completion of the merger as discussed in footnote (5) and that $384.7 million of the net offering proceeds are used to fund a cash tender offer for 13.4 million shares of Class A common stock at a price of $23.00 per share and a repurchase from the 401(k) Plans of 3.3 million shares of Class A common stock at a price of $23.00 per share, with the remaining net offering proceeds of approximately $260.7 million used to repay borrowings under our senior revolving credit facility. The pro forma (as adjusted) net income and earnings per share information assumes the offering and the stock buyback were completed at the beginning of fiscal 2001. Pro forma (as adjusted) net income assumes a reduction of interest expense net of tax of approximately $9.2 million for fiscal 2001. The weighted average shares outstanding used to compute pro forma (as adjusted) diluted earnings per share were 200.1 million for fiscal 2001. The pro forma balance sheet information assumes the offering and the stock buyback were completed on September 28, 2001. The pro forma balance sheet information also assumes the termination of the stockholders' agreement, which would terminate our obligation to purchase common stock under the agreement, eliminating the reclassification of the purchase obligation from shareholders' equity (see ''Capitalization'').

(5) Pro forma earnings per share amounts reflect the merger exchange ratios, which will have the effect of a two-for-one stock split. The weighted average shares outstanding used to compute diluted earnings per share were 264.9 million in fiscal 1997, 243.9 million in fiscal 1998, 203.0 million in fiscal 1999, 190.2 million in fiscal 2000 and 181.3 million in fiscal 2001.

(6) Fiscal 1998 shareholders' equity (deficit) reflects the repurchase of approximately $530 million of our old Class A common stock pursuant to a cash tender offer in June 1998.

(7) EBITDA represents net income before interest, taxes, depreciation and amortization, a measurement used by management to measure operating performance. EBITDA is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to operating income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

(8) Pro Forma ServiceMaster refers to financial data giving effect to the ServiceMaster Management Services acquisition. 2001 Pro Forma ServiceMaster income statement and balance sheet information assumes the completion of the merger, the offering, the stock buyback and the ServiceMaster Management Services acquisition as described more fully in Unaudited Pro Forma Financial Information beginning on page 31 of this prospectus.

Summary Segment Data

The following tables summarize our sales and operating income attributable to each operating segment for fiscal 1997, 1998, 1999, 2000 and 2001.

	Fiscal				
Sales	**1997(1)**	**1998**	**1999**	**2000**	**2001**
	(in millions)				
Food and Support Services—United States	$3,469.6	$3,653.0	$3,993.5	$4,396.3	$4,782.1
Food and Support Services—International	915.6	938.0	975.2	1,001.9	1,109.3
Uniform and Career Apparel—Rental	831.6	863.5	911.9	969.6	995.2
Uniform and Career Apparel—Direct Marketing	432.5	457.8	462.0	455.7	438.8
Educational Resources	332.1	360.8	399.7	439.4	463.3
Corporate and other	594.7	365.8	—	—	—
	$6,576.1	$6,638.9	$6,742.3	$7,262.9	$7,788.7

	Fiscal				
Operating Income	**1997(1)**	**1998**	**1999**	**2000**	**2001**
	(in millions)				
Food and Support Services—United States	$173.3	$195.1	$222.3	$244.5	$264.7
Food and Support Services—International	25.6	32.4	32.0	40.2	39.4
Uniform and Career Apparel—Rental	96.4	100.9	106.9	118.5	119.7
Uniform and Career Apparel—Direct Marketing	24.7	10.1	3.9	10.8	15.6
Educational Resources	26.9	31.2	34.7	32.3	25.4
	346.9	369.7	399.8	446.3	464.8
Corporate and other	(26.7)	(31.6)	(24.6)	(26.7)	(25.3)
Other income/(expense)	11.7	(5.0)	—	—	—
	$331.9	$333.1	$375.2	$419.6	$439.5

(1) Fiscal 1997 is a fifty-three week period.

RISK FACTORS

Before investing in our unrestricted Class B common stock, you should carefully consider the risks described below and the other information included in this prospectus.

Risk Factors Relating to Our Business

General

Unfavorable economic conditions and increased operating costs adversely affect our results of operations and financial condition.

Recently, our food and support services and uniform and career apparel segments have been adversely affected by weaker economic conditions in the United States, particularly with respect to manufacturing and technology clients. Production cutbacks in the manufacturing industry have adversely affected our results of operations for fiscal 2001. Layoffs and business downturns have increased among our business clients, which has negatively affected our sales. We estimate that these unfavorable economic conditions have reduced our consolidated sales for fiscal 2001 by approximately 2% from the level of sales we would have expected absent such conditions. A national or international economic downturn reduces demand for our services in each of our operating segments, which has resulted, and may in the future result, in the loss of business or increased pressure to contract for business on less favorable terms than our generally preferred terms. Although the near term economic outlook is uncertain, we believe that it is likely that first quarter fiscal 2002 consolidated operating income will be approximately 5% below the amount reported in the comparable prior year period.

Our profitability could be adversely affected if we were faced with cost increases for food, fuel, utilities, wages, piece goods, clothing and equipment, especially to the extent we were unable to recover such increased costs through increases in the prices for our services, due to general economic conditions, competitive conditions, or both. For example, substantial increases in the cost of fuel and utilities have resulted in substantial cost increases in our uniform services business, and to a lesser extent in our food and support services segment, which have not been fully recoverable due to general economic conditions, competitive conditions, or both. In particular, our business segments that operate in California have been negatively impacted by significant increases in electricity, natural gas and fuel costs. We estimate that our costs have increased in the range of $6 million to $8 million in fiscal 2001 as a result of these factors. Increases in energy costs particularly impact our uniform and career apparel business.

Our business may suffer if we are unable to hire and retain sufficient qualified personnel or if labor costs continue to increase.

Over the past several years, the United States has experienced reduced levels of unemployment. This has created a shortage of qualified workers at all levels. Given that our workforce requires large numbers of entry level and skilled workers and managers, continuation of low levels of unemployment could compromise our ability in certain of our businesses to continue to provide quality service or compete for new business. From time to time, we have had difficulty in hiring and maintaining qualified management personnel, particularly at the entry management level. We will continue to have significant requirements to hire such personnel. Our success depends to a substantial extent on the ability, experience and performance of our management, particularly our Chairman and Chief Executive Officer, Joseph Neubauer. After this offering, we may experience more employees leaving our employ, as employees will now have the ability to leave our employ with their ARAMARK common stock, which they could not previously do, and with potentially more financial resources. We also regularly hire a large number of part-time workers, particularly in our food and support services segments. Any difficulty we may encounter in hiring such workers could result in significant increases in labor costs which could have a material adverse effect on our business, financial condition and results of operations. Competition for labor has resulted in wage increases that in some recent periods have had the effect of substantially increasing our labor costs. We estimate that such competition for labor has increased our wage costs for certain of our businesses in the range of 3% to 5% from what such costs would have been absent such conditions. Due to the labor intensive nature of our businesses, a continued shortage of labor or increases in wage levels in excess of normal levels could have a material adverse effect on our results of operations.

Our expansion strategy involves risks.

We may seek to acquire companies or enter into joint ventures that complement our business, and our inability to complete acquisitions, integrate acquired companies successfully or enter into joint ventures may render us less competitive. We may be evaluating acquisitions or engage in acquisition negotiations at any given time. We cannot assure you that we will be able to identify acquisition candidates or joint venture partners on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Likewise, we cannot be sure that we will be able to obtain additional financing for acquisitions. Such additional financing could be restricted by the terms of our debt agreements or it could be more expensive than our current debt. In addition, our ability to control the planning and operations of our joint ventures may be subject to numerous restrictions imposed by the joint venture agreements. Our joint venture partners may also have interests which differ from ours.

The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. To the extent that we have miscalculated our ability to integrate and operate the business to be acquired, we may have difficulty in achieving our operating and strategic objectives. The diversion of management attention, particularly in a difficult operating environment, may affect our sales. Possible future acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to intangible assets, all of which could have a materially adverse effect on our financial condition, operating results and/or cash flow. After this offering, we may finance acquisitions through the issuance of additional shares of our common stock.

If we are unable to successfully integrate ServiceMaster Management Services or derive the benefits we expect, our operating results, sales and profits may be materially adversely affected.

Our future results of operations and cash flow may depend in part upon our ability to integrate ServiceMaster Management Services and achieve the strategic operating objectives we anticipate from this acquisition. We have not previously undertaken an integration process as large as the integration plans required by this acquisition. In order to succeed, we will need to:

- capitalize on the opportunities afforded by ARAMARK's and ServiceMaster's combined services offerings;

- maintain strong relationships with clients, which as a result of the ServiceMaster acquisition will increase the number of our facilities management clients by approximately 1,550 to approximately 1,800;

- combine and manage our employee base, which as a result of the ServiceMaster acquisition will increase the number of our employees by approximately 18,000; and

- integrate operating and financial systems.

ServiceMaster's business is based upon contractual relationships with customers. Some or all of those customers may choose not to continue their contractual relationship with us at the time of contract renewal. In addition, the acquisition of ServiceMaster Management Services increased our debt levels by approximately $800 million, significantly exceeding historical levels, and our interest expense in fiscal 2001 on a pro forma basis giving effect to this acquisition would have increased by approximately $53 million. As a result, we will need to manage effectively our cash position and working capital levels.

The recent terrorist attacks on the United States have directly and indirectly negatively affected our operating results, sales and profits.

The September 11, 2001 terrorist attacks on New York City and Washington, D.C. have adversely affected our operating results in the fourth fiscal quarter of 2001. Had the terrorist attacks not occurred, management estimates that operating income would have been approximately 2% higher in fiscal 2001. Our retail and food service operations in the World Trade Center and our childcare and food service operations at the Pentagon were directly affected by the attacks. Certain of our other businesses were indirectly affected as described below. To the extent the events of September 11th result in a further economic slowdown and disruptions in the United States and Europe, the negative effects on our business could be prolonged and pervasive, however, it is not possible to estimate such effects at this time. The national and global response to these terrorist attacks, many of which are still being formulated, including recent military, diplomatic and financial responses and any possible reprisals as a consequence of allied actions, may materially adversely affect us in ways we cannot predict at this time.

Our business has been, and will continue to be affected in various ways including, but not limited to:

- the loss of property such as operating equipment and merchandise inventory;

- costs incurred in providing assistance to the victim relief efforts;

- direct costs of restoring our operations including cleanup, relocation, data re-creation;

- impairment of intangible assets;

- lost sales and profits from closed and curtailed operations in the affected areas;

- the lost opportunity to generate sales and profits as a result of sporting and other recreational event cancellations/postponements and reduced attendance at such events, reduced employment levels, particularly in the airline and related industries, reduced visitation at parks and resorts, and reduced attendance at conventions; and

- increased cost of property and liability insurance and possible increased retentions due to uncertainty in the worldwide insurance and reinsurance markets.

The impact of the above was significant to our fiscal fourth quarter 2001 operating results as stated above. Although the near term economic outlook is uncertain, we believe it is likely that first quarter fiscal 2002 consolidated operating income will be approximately 5% below the amount reported in the comparable prior year period.

We anticipate a substantial portion of our direct costs and other losses will be covered by insurance. We maintain workers compensation, general liability, property damage and business interruption coverages. The process of quantifying and compiling insurance claims and arranging settlements with multiple insurance carriers is continuing and will be ongoing for an extended time period.

Requirements imposed by governmental regulations or interpretation of governmental regulations may change and require us to incur substantial expenditures to comply.

We are subject to governmental regulation at the federal, state, provincial and local level in many areas of our business, such as food safety and sanitation, the sale of alcoholic beverages, environmental issues, childcare and the services we provide in connection with governmentally funded entitlement programs. While we endeavor to attain and maintain compliance with all applicable laws and regulations, governmental units may make changes in the regulatory frameworks within which we operate that may require either the corporation as a whole or individual businesses to incur substantial increases in costs in order to comply with such laws and regulations. While we attempt to comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations or interpretations thereof at all times or that we will be able to comply with any future laws, regulations or interpretations thereof. If we fail to comply with

applicable laws and regulations, we may be subject to criminal sanctions or civil remedies, including fines or injunctions. The cost of compliance or the consequences of non-compliance could have a material adverse effect on our business and results of operations.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our sales, estimated to be approximately 15% in fiscal 2001, is derived from contracts with U.S. federal, state and local governments and agencies. Changes or new interpretations in the regulatory framework applicable to services provided under governmental contracts or bidding procedures, particularly by our food and support services businesses, could result in modifications to the methods we apply to price government contracts and in contract terms of shorter duration than we have historically experienced, each of which could result in sales or profits lower than we have historically achieved, which could have an adverse effect on our results of operations.

Our international business results are influenced by currency fluctuations and other factors that are different than in the U.S. market.

A significant portion of our sales is derived from international markets. During fiscal 2001, approximately 14% of our sales were generated outside the United States. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Sales of our Food and Support Services—International segment were unfavorably affected by currency translation by approximately 7% for fiscal 2001.

Our international operations are also subject to other risks, including national and local regulatory requirements; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; credit risk or financial condition of local customers; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange restrictions; and local political and social conditions. There can be no assurance that the foregoing factors will not have a material adverse effect on our international operations or on our consolidated financial condition and results of operations.

Our operations are seasonal.

In the first and second fiscal quarters, within the Food and Support Services—United States segment, there is a lower level of sales at the historically higher margin sports, entertainment and recreational food service operations which is partly offset by increased activity in the educational sector. In the third and fourth fiscal quarters, there has historically been a significant increase in sales at sports, entertainment and recreational accounts, which is partially offset by the effect of summer recess in the educational sector. The sales of WearGuard®, one of our direct marketing companies, generally increase during the first quarter of the fiscal year because of the onset of colder weather in the northern tier of the United States as well as the gift giving holidays. For these reasons, a quarter to quarter comparison is not a good indication of our performance or how we will perform in the future.

Our indebtedness may restrict certain growth opportunities.

As of September 28, 2001, on a pro forma basis, we would have had approximately $2.2 billion of outstanding indebtedness, including approximately $800 million of indebtedness incurred to finance the acquisition of ServiceMaster Management Services and related expenses. The size of our indebtedness may restrict the pursuit of certain new business opportunities. We will also have to use a portion of our cash flow to service our debt, which may prevent us from pursuing certain new business opportunities and certain acquisitions. Failure to maintain certain financial ratios could cause us to violate the terms of our credit facility agreements and thereby result in acceleration of our indebtedness, impair our liquidity and limit our ability to

raise additional capital. Our failure to make required debt payments could result in an acceleration of our indebtedness, in which case the lenders thereunder would be entitled to exercise their remedies. We may incur additional indebtedness in the future.

Food and Support Services

Competition in our industry could adversely affect our results of operations.

There is significant competition in the food and support services business from local, regional, national and international companies, of varying sizes, many of which have substantial financial resources. Our ability to successfully compete depends on our ability to provide quality services at a reasonable price and to provide value to our customers. Certain of our competitors may be willing to underbid us or accept a lower profit margin or expend more capital in order to obtain or retain business. In addition, existing or potential clients may elect to self operate their food service, eliminating the opportunity for us to serve them or compete for the account. While we have a significant international presence, should business sector clients require multi-national bidding, we may be placed at a competitive disadvantage because we may not be able to offer services in as many countries as some of our competitors.

Sales of sports, entertainment and recreational services would be adversely affected by a decline in attendance at client facilities or by a reduction or cessation of events.

The portion of our food and support services business which provides services in public facilities such as stadiums, arenas, amphitheaters, convention centers and tourist and recreational attractions is sensitive to an economic downturn, as expenditures to attend sporting events or concerts, take vacations, or hold or attend conventions is funded to a partial or total extent by discretionary income. A decrease in such discretionary income on the part of potential attendees at events in our clients' facilities could result in a reduction in our sales.

Further, because our exposure to the ultimate consumer of what we provide is limited by our dependence on our clients to attract customers to their facilities and events, our ability to respond to such a reduction in attendance, and therefore our sales, is limited. For example, we have recently experienced an increase in event cancellation at convention centers which we believe is attributable to the current economic slowdown. As a result of such cancellations, we estimate our consolidated sales for fiscal 2001 were reduced by less than 1% from the level of sales we would have expected absent such cancellations. We believe the impact of the terrorist attacks resulted in additional event cancellations in our fourth fiscal quarter, as well as in the first quarter of fiscal 2002. We estimate that had the terrorist attacks not occurred, consolidated sales and operating income in fiscal 2001 would have been approximately 1% and 2% higher, respectively, than reported results. There are other occurrences which could reduce events in a facility or attendance at an event including labor disruptions involving sports leagues, poor performance by the teams playing in a facility and inclement weather, which would adversely affect sales and profits. Our sales and results of operations were adversely affected by the labor stoppage that disrupted the 1994 and 1995 Major League Baseball seasons. We estimated, at the time, that our consolidated operating income would have been approximately 5% higher in fiscal 1995 and approximately 3% higher in fiscal 1994 had the Major League Baseball and other labor disruptions not occurred. The Major League Baseball Collective Bargaining Agreement expired after the 2001 season. A shortened or cancelled 2002 season could result in a substantial loss of sales and reduced profits at Major League Baseball stadiums. In addition, many professional sports teams, including some of our clients, are currently either planning to move to a new facility or are considering doing so. Generally our sports facility contracts do not entitle us to move to a new facility when the sports team tenant of the present facility moves.

The pricing and cancellation terms of our food and support services contracts may constrain our ability to recover costs and to make a profit on our contracts.

The amount of risk that we bear and our profit potential vary depending on the type of contract under which we provide food and support services. We may be unable to fully recover costs on contracts that limit

our ability to increase prices. In addition, we provide many of our services under short term, open ended cancelable contracts. Some of our profit and loss contracts contain minimum guaranteed remittances to our client regardless of our sales or profit at the facility involved. If sales do not exceed costs under a contract which contains minimum guaranteed commissions, we will be liable for bearing any losses which are incurred, as well as the guaranteed commission. Generally, our contracts limit our ability to raise prices on the food, beverages and merchandise we sell within a particular facility without the client's consent. In addition, some of our contracts exclude certain events or products from the scope of the contract, or give the client the right to modify the terms under which we may operate at certain events. The refusal by individual clients to permit the sale of some products at their venues, or the imposition by clients of limits on prices which are not economically feasible for us, could adversely affect our sales and results of operations.

Claims of illness or injury associated with the service of food and beverage to the public could adversely affect us.

Claims of illness or injury relating to food quality or food handling are common in the food service industry, and a number of these claims may exist at any given time. As a result, we could be adversely affected by negative publicity resulting from food quality or handling claims at one or more of the facilities that we serve. In addition to decreasing our sales and profitability at our facilities, adverse publicity could negatively impact our service reputation, hindering our ability to renew contracts on favorable terms or to obtain new business. In addition, broader trends in food consumption, such as the recent concern about beef consumption in Europe, may from time to time disrupt our business.

One distributor provides approximately 55% of our U.S. food and non-food products (approximately 37% of our consolidated purchases of food and non-food products), and if our relationship or their business were to be disrupted, we could experience short term disruptions to our operations and cost structure.

If our relationship with, or the business of, our main U.S. distributor of our food and non-food products were to be disrupted, we would have to arrange alternative distributors and our operations and cost structure could be adversely affected in the short-term.

Governmental regulations may subject us to significant liability.

Our operations are subject to various governmental regulations, including those governing:

- the service of food and alcoholic beverages;

- minimum wage and employment;

- governmentally funded entitlement programs;

- environmental protection; and

- human health and safety.

The regulations relating to each of our food and support service sectors are many and complex. For example, while there are a variety of regulations at various governmental levels relating to the handling, preparation and serving of food (including in some cases requirements relating to the temperature of food), and the cleanliness of food production facilities and the hygiene of food-handling personnel, these regulations are enforced primarily at the local public health department level. While we attempt to fully comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations at all times or that we will be able to comply with any future laws and regulations. Furthermore, additional or amended regulations in this area may significantly increase the cost of compliance. We are currently negotiating a settlement with the U.S. government of certain matters related to public school food service programs, and we do not believe such settlement will have a material adverse effect on our financial condition or results of operations. It is possible, however, that future claims could be asserted related

to such public school programs, and while management believes its interpretation of the applicable government regulations is correct, no assurance can be given as to the outcome of such claims, if asserted.

We serve alcoholic beverages at many facilities, and must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the patron. Although we sponsor regular training programs to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor patrons will not be served or that liability for their acts will not be imposed on us. There can be no assurance that additional regulation in this area would not limit our activities in the future or significantly increase the cost of regulatory compliance. We must also obtain and comply with the terms of licenses in order to sell alcoholic beverages in the states in which we serve alcoholic beverages. Some of our contracts require us to pay liquidated damages during any period in which our liquor license for the facility is suspended, and most contracts are subject to termination if we lose our liquor license for the facility.

Uniform and Career Apparel

Competition in the uniform rental industry could adversely affect our results of operations.

We have a number of major national competitors with significant financial resources. In addition there are strong regional and local uniform suppliers, whom we believe may have strong customer loyalty. While most customers focus primarily on quality of service, uniform rental is a price-sensitive service and if existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower prices, which would reduce our sales and profits. The uniform rental business requires investment capital for growth. Failure to maintain capital investment in this segment would put us at a competitive disadvantage.

Environmental regulations may subject us to significant liability and limit our ability to grow.

Our uniform rental segment is subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of water wastes and other substances. In particular, industrial laundries use and must dispose of detergent wastewater and other residues through publicly operated treatment works or similar government facilities and are subject to volume and chemical discharge limits and penalties and fines for non-compliance. In the past, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials. Although past settlements and contributions have not been material, there can be no assurance that we will not have to expend material amounts to rectify the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. While we conduct diligence investigations on acquired properties and attempt to fully comply with all applicable laws and regulations, there can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third party actions such as tort suits. In addition, such regulations may limit our ability to identify suitable sites for new or expanded plants.

Educational Resources

Competition in the childcare and early education industry is extensive and competitors may price their offerings below ours, which could cause a reduction in our sales and profits.

Local nursery schools, childcare centers and in-home providers generally charge less for their services than we do. Many church-affiliated and other non-profit childcare centers have lower operating expenses than we do

and may receive donations and/or other funding to subsidize operating expenses. Consequently, operators of such centers often charge tuition rates that are less than our rates. In addition, fees for home-based care are normally substantially lower than fees for center-based care because providers of home-based care are not always required to satisfy the same health, safety, insurance or operational regulations as our centers. Our competition also includes other large, geographically broad-based, for-profit early education and childcare companies. In addition, a number of states and local governments are operating or considering operating public preschools. In recent periods, reduced enrollment at mature centers and competitive pricing pressures have reduced our sales and profits.

Adverse publicity and litigation concerning incidents at childcare centers could adversely affect our business and results of operations.

Parent trust and referrals by other parents are very significant in the maintenance and growth of our business, and any decrease in trust or referrals can adversely affect our business. This trust is directly related to our reputation and favorable brand identity. However, like many other childcare providers, we are periodically subject to litigation alleging negligent hiring, training or supervision, inappropriate contact with children or other acts arising out of alleged incidents at our centers. Any adverse publicity concerning such incidents at one of our childcare centers, or childcare centers generally, could damage our reputation and could have an adverse effect on enrollment at our centers. Claims in the past have been covered by insurance. We believe our current claims will be covered by insurance. However, our insurance premiums may increase substantially in the future as a consequence of conditions in the insurance business generally, or our situation in particular, and continuing publicity with respect to alleged instances of child abuse in our industry could result in our inability to obtain insurance without a substantial increase in cost. Furthermore, our current or future insurance coverage may not protect us against all such claims.

The childcare industry is heavily regulated and our failure to comply with those regulations could subject us to substantial liability or inhibit our ability to operate.

Childcare centers are subject to numerous state, local and federal regulations and licensing requirements which generally cover the fitness and adequacy of buildings and equipment, the ratio of staff to enrolled children, staff training, record keeping, the dietary program, the curriculum and compliance with health and safety standards, and if we fail to comply with these, we may be prohibited from operating one or more of our childcare centers. Some changes, such as increasing the ratio of staff to enrolled children, can result in significantly increased costs to operate our business. If one of our centers fails to comply with applicable regulations, that center could be subject to state sanctions. These sanctions may include fines, corrective orders, probation or, in more serious cases, suspension or revocation of the center's license to operate. Changes in the regulatory frameworks within which we operate may cause us to incur substantial increases in costs in order to comply. While we attempt to fully comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations at all times or that we will be able to comply with any future laws and regulations. If we fail to comply with applicable laws and regulations, civil remedies, including fines, could be imposed on us. The cost of compliance or the consequences of non-compliance could have a material adverse effect on our business and results of operations.

Risks Relating to the Public Offering

There may be future sales of a substantial amount of Class B common stock, including sales by current stockholders who own a large amount of Class A common stock, that may depress the price of Class B common stock.

As described below, up to 1.5 million shares of Class A common stock that are anticipated to be held by foundations and charities may be eligible to be freely sold in the public market immediately after the offering and up to 1.0 million additional shares held by charities will be eligible to be freely sold in the public markets on the 91st day after pricing of this offering. In addition, as the restricted periods on Class A common stock expire, those shares will be eligible to be sold in the public market, and upon sale will be automatically

converted into unrestricted Class B common stock. Excluding shares held by the 401(k) Plans, shares subject to the resale limitations of Rule 144 and the up to 2.5 million shares of Class A common stock that may be freely sold earlier, after 180 days after pricing of this offering, approximately 37,967,187 shares of Class A-1 common stock will become freely transferable; after 360 days after pricing of this offering, approximately an additional 23,025,427 shares of Class A-2 common stock will become freely transferable; and after 540 days after pricing of this offering, approximately an additional 23,025,427 shares of Class A-3 common stock will become freely transferable. An additional 32,767,000 shares of Class A-1 common stock are held by the 401(k) Plans. After 180 days after pricing of this offering, these shares may be transferred to an employee or sold to provide cash distributions to that employee only upon or after that employee's termination of employment. Under the terms of the 401(k) Plans, the trustee is otherwise required to hold these shares, subject only to the requirements of federal law. Excluding 1.5 million shares that Mr. Neubauer may transfer to foundations and charities, shares subject to the resale limitations of Rule 144 include 16,016,176 shares of Class A-1 common stock, 16,016,176 shares of Class A-2 common stock and 16,016,176 shares of Class A-3 common stock. Of these Rule 144 shares, Joseph Neubauer, our chief executive officer, and certain related parties own approximately 9,078,464 shares of Class A-1 common stock, 9,078,464 shares of Class A-2 common stock and 9,078,464 shares of Class A-3 common stock. In addition, after the expiration of the 180 day lockup period, our board of directors will have the ability to authorize limited transfers that result in shares of Class A common stock converting into shares of unrestricted Class B common stock. All of the foregoing share amounts exclude the impact of the stock buyback.

Mr. Neubauer and certain related parties may exercise registration rights with respect to their shares of common stock for which restricted periods have expired or do not apply, at any time after 360 days after pricing of this offering and with respect to all of their shares at any time after 540 days after pricing of this offering or, subject to the prior consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., at any time after 180 days and before 360 days after pricing of this offering. In addition, Mr. Neubauer's estate may exercise demand registration rights with respect to his shares of common stock in certain limited circumstances at any time after 180 days and before 360 days after pricing of this offering. Mr. Neubauer and those related parties also have unlimited piggyback registration rights with respect to their shares of common stock for which restricted periods have expired or do not apply, that commence on the 181st day after pricing of this offering. Upon registration and sale, these shares will convert into shares of unrestricted Class B common stock and will become freely transferable.

Under the terms of our charter, charitable organizations will be permitted to sell up to 1.0 million shares of our common stock donated to them prior to May 25, 2001, beginning on the 91st day after pricing of this offering, and such shares will be freely transferable. In addition, our board of directors has approved a conversion transfer in which Mr. Neubauer will transfer up to 1.5 million shares of his Class A common stock to charitable organizations, and upon such transfer such shares may be freely transferable shares of unrestricted Class B common stock. With respect to the shares that Mr. Neubauer intends to transfer to those prospective donees, such prospective donees advised us that they have no current intention or need to dispose of such shares during the 180 day period after pricing of this offering.

Substantial numbers of our shares are held by management employees and their permitted transferees. These holders have owned their shares for many years and have not had access to a public market in which to sell their shares. We cannot assure you that these significant stockholders will not take advantage of a public market to sell significant amounts of their stock. Substantial sales could adversely affect the market value of unrestricted Class B common stock. In addition, 32,001,658 shares of Class A common stock are issuable upon exercise of outstanding options, only 1,414,584 of which are currently vested, and 3,451,152 shares of Class A common stock are issuable upon conversion of outstanding deferred stock units. We will also have the ability to grant substantial amounts of additional options.

You will be immediately and substantially diluted by $23.90 per share if you purchase unrestricted Class B common stock in this offering because the $23.00 per share price of unrestricted Class B common stock in this offering is substantially higher than the negative tangible net book value per share of our common stock.

If you purchase unrestricted Class B common stock in this offering, you will experience an immediate and substantial dilution of $23.90 per share, because the per share price of unrestricted Class B common stock in this offering is substantially higher than the negative tangible net book value per share of the outstanding common stock immediately after this offering. The amount of dilution has been calculated assuming the exercise of all outstanding stock options, vested and unvested, at an average exercise price per share of $6.61. We have also assumed completion of the stock buyback in which we will purchase 16.7 million of our outstanding shares of Class A common stock at an assumed price per share equal to the public offering price per share of unrestricted Class B common stock with proceeds equal to approximately 56% of the gross proceeds of this offering. You may experience substantial additional dilution if the stock buyback price per share is greater than the public offering price of unrestricted Class B common stock. You will also experience dilution even if the stock buyback is not completed or the maximum amount of shares is not tendered in the tender offer. In addition, if the tender offer price is higher than the market price of the unrestricted Class B common stock, you will suffer economic dilution.

Prior to this offering, there has not been a public market for unrestricted Class B common stock. The price of unrestricted Class B common stock may fluctuate substantially, which could negatively affect our stockholders.

Our unrestricted Class B common stock has no public market history. There can be no assurance that future market prices for these shares will equal or exceed the public offering price per share set forth on the cover page of this prospectus. The price at which our unrestricted Class B common stock will trade will depend upon a number of factors, some of which are beyond our control including, but not limited to:

- our historical and anticipated operating results;

- quarterly fluctuations in our financial and operating results;

- announcements by us or others and developments affecting us, our clients or our operating segments generally;

- changes in earnings estimates by financial analysts;

- our failure to meet financial analysts' performance expectations;

- changes in market valuations of other companies that operate in our business segments in our industry;

- the expiration of the restricted periods on Class A common stock; and

- general market and economic conditions.

Our stock price may fluctuate substantially due to the relatively small percentage of our stock available publicly, fluctuations in the price of the stock of companies in our industries and general volatility in the stock market. Approximately 15% of our market capitalization, without giving effect to the stock buyback, will be traded publicly, which can result in a high degree of volatility in our stock price. Fluctuations such as these may negatively affect the market price of our unrestricted Class B common stock. In addition, many of the risks described elsewhere in this Risk Factors section could materially and adversely affect our stock price.

Class B stockholders will not be able to control any of our management policies or business decisions because they will have substantially less voting power than holders of Class A common stock.

Our common stock is divided into shares of Class A and Class B common stock. The holders of Class A common stock have 10 votes per share on all matters submitted to a general meeting of stockholders, and holders of Class B common stock have one vote per share. Upon completion of this offering and without giving

effect to the stock buyback and assuming no Class A-1, Class A-2 or Class A-3 shareholders convert their shares to Class B-1, Class B-2 or Class B-3 shares, Class A common stock will constitute about 85% of our total outstanding common stock and about 98% of our total voting power and thus will be able to exercise a controlling influence over our business. Upon completion of this offering and without giving effect to the stock buyback, Class B common stock will constitute about 15% of our total outstanding common stock and about 2% of our total voting power. As a result, holders of Class B common stock will not for the foreseeable future be able to influence any of our management policies or business decisions or prevent any business decision from being made. Our management employees and their permitted transferees and our employee benefit plans will, upon completion of this offering and without giving effect to the stock buyback, collectively hold approximately 90% of the shares of Class A common stock and will have the power to elect all, or at least a majority of, our directors and will determine the outcome of matters submitted to the general meeting of stockholders, even if their collective economic ownership of us at any time falls below 50%. The interests of management and the employee benefit plans may not coincide with the interests of holders of Class B common stock.

Our certificate of incorporation and bylaw provisions, and several other factors, could limit another party's ability to acquire us without approval by our board of directors and deprive you of the opportunity to obtain a takeover premium for your shares.

A number of provisions that are in our certificate of incorporation and bylaws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares. For example, our certificate of incorporation provides that stockholders may not act by written consent and may not call a special meeting.

Our certificate of incorporation provides for a classified board of directors and authorizes the issuance of preferred stock without stockholder approval and upon such terms as the board of directors may determine. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, a majority of our outstanding stock and could adversely affect the prevailing market price of the Class B common stock. The rights of the holders of Class B common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future. Under our rights agreement, each share of our common stock has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a purchase price of $110, subject to adjustment, one one-thousandth of a share of Series C junior participating preferred stock under circumstances provided for in the rights agreement. If any person other than our employee benefit plans or Mr. Neubauer acquires more than 15% of our Class B common stock (or if Mr. Neubauer acquires more than 25% of our Class B common stock assuming the conversion of all shares of Class A common stock, excluding, after the implementation of our rights agreement, shares acquired pursuant to our employee benefit plans or otherwise received as compensation from us), each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value two times the purchase price.

In addition, our capital structure may deter a potential change in control because our voting power will be concentrated in Class A common stock. These shares will be held by our current stockholders and, upon any valid transfer to someone who is not a permitted transferee, will automatically convert into Class B common stock. This automatic dilution of voting power in the hands of a potential acquiror has the effect of preventing that potential acquiror from obtaining voting control despite acquiring a majority of the Class A common stock and therefore may be a deterrent to a potential acquisition transaction. We anticipate that in the future we will issue Class A common stock to our managers and employees, which may include managers and employees of companies we acquire. Our managers and employees may be less inclined to accept a takeover offer for their shares than other stockholders.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements that reflect our current views as to future events and financial performance with respect to our operations. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "estimate," "expect," "will be," "will continue," "will likely result," "project," "intend," "plan," "believe" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause such a difference include: unfavorable economic conditions, including ramifications of the September 11th terrorist attacks, increased operating costs, shortages of qualified personnel, costly compliance with governmental regulations, currency risks and other risks associated with international markets, risks associated with acquisitions, our ability to integrate and derive the expected benefits from our acquisition of ServiceMaster Management Services, competition, decline in attendance at client facilities, unpredictability of sales and expenses due to contract terms, high leverage, claims relating to the provision of food services, liability associated with non-compliance with governmental regulations, including regulations pertaining to food services, the environment and childcare service, seasonality and adverse publicity concerning incidents at childcare centers.

In this prospectus and particularly in "Risk Factors", we have estimated the impact that unfavorable economic conditions, including ramifications of the September 11th terrorist attacks, competition for labor, the labor stoppage that disrupted the 1994 and 1995 Major League Baseball seasons, and the effect of event cancellations, have had on our expected sales and results of operations. The actual impact of such estimates may vary from those stated in this prospectus.

Forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by, or on behalf of, us.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $645.3 million, after deducting the underwriting discount and estimated offering expenses, or $743.3 million if the underwriters exercise their overallotment option in full.

We intend to use approximately 56% of the gross proceeds of this offering (assuming the stock buyback is completed at the public offering price) to fund the stock buyback, and we intend to purchase up to 10% in the aggregate of the outstanding shares of our Class A common stock in the stock buyback and the aggregate funds to be used in the stock buyback will not exceed 75% of the gross proceeds from this offering.

We will determine the tender offer price, which may be at or above the public offering price and at, above or below the market price at the time of the tender offer. In the tender offer, each Class A stockholder will be permitted to tender up to 13% of his or her shares of Class A common stock. If the tender offer is fully subscribed by all Class A stockholders, we will accept no more than 10% of each Class A stockholder's shares. In this manner, tenders of up to 10% of a stockholder's shares will be accepted and to the extent some stockholders tender less than 10% of their shares of Class A common stock, then this shortfall will be allocated to the stockholders that have tendered more than the 10% amount (but no more than 13%) on a pro rata basis. The maximum aggregate number of shares of our Class A common stock that we may purchase in the tender offer will vary depending on the tender offer price per share. We currently intend to launch the tender offer as soon as practicable after the completion of this offering.

In the repurchase from the 401(k) Plans, we currently intend to agree, on the date we execute the underwriting agreement relating to this offering, to acquire up to 10% of the Class A common stock held by the 401(k) Plans. In exchange for entering into this contract, the trustee for the 401(k) Plans will agree not to tender in the tender offer. We anticipate that the price per share under the contract with the 401(k) Plans will equal the public offering price. However, if we tender for shares of Class A common stock in the tender offer at a price higher than the public offering price, we will either make an additional payment to the trustee for the difference on the date the tender offer closes or we will return a portion of the shares sold to us by the 401(k) Plans so that the effective price per share we pay under the contract equals the tender offer price. Since the repurchase of shares under the contract with the 401(k) Plans will close prior to the commencement of the tender offer, we will complete the repurchase of shares from the 401(k) Plans even in the unlikely event we elect not to proceed with the tender offer.

If the price per share in the stock buyback exceeds the public offering price per share of our unrestricted Class B common stock by an amount such that the aggregate consideration for all shares purchased in the stock buyback would exceed 75% of the gross proceeds from this offering, we will reduce the maximum number of shares of our Class A common stock that may be tendered in the tender offer and return shares of Class A common stock to the 401(k) Plans to limit the aggregate consideration for all shares purchased in the stock buyback to 75% of the gross proceeds from this offering.

We intend to use the remaining net proceeds from this offering to repay part of the new bridge financing facility we entered into to partly finance the acquisition of ServiceMaster Management Services.

Pending these uses, we intend to use all of the net proceeds to repay indebtedness under our senior revolving credit facility and other bank debt. Repayments of borrowings under our senior revolving credit facility will not reduce the amount of commitments under this facility.

Since we cannot specify with certainty the precise manner in which the net proceeds will be allocated, we will have broad discretion in the application of the net proceeds. We may use all or a greater portion of the net proceeds than anticipated for general corporate purposes if fewer shares are tendered in the proposed tender offer than anticipated.

We had $420 million of borrowings outstanding as of September 28, 2001 under the senior revolving credit facility. These loans mature in March 2005 and bear interest at variable rates that reflect, at our option, LIBOR plus a spread ranging from 0.18% to 0.70% per annum, the certificate of deposit rate plus a spread ranging from 0.28% to 0.80% per annum or the higher of the prime rate or 0.50% per annum over the federal funds rate. In addition, the senior revolving credit facility provides for a fee on the total amount of the facility, ranging from 0.10% to 0.30% per annum. The spreads and fees are based on certain financial ratios. The weighted average interest rate, including the commitment fee, under the senior revolving credit facility was 4.05% on September 28, 2001.

Our bridge financing facility is unsecured and matures in November 2002. Interest under the bridge financing facility is based on, at our option, LIBOR plus a spread ranging from 1.125% to 1.875% per annum and an initial spread of 1.375% (with the spread increasing by 0.25% after six months and by an additional 0.25% after nine months) or the higher of the prime rate or 0.5% per annum over the federal funds rate.

We had $75 million of borrowings outstanding as of September 28, 2001 under our credit agreement with Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia. These loans mature in May 2005 and bear interest at variable rates that reflect either LIBOR plus a spread ranging from 0.65% to 1.50% per annum or the higher of the prime rate or 0.50% per annum over the federal funds rate. The weighted average interest rate under this loan was 4.40% on September 28, 2001.

We had $50 million of borrowings outstanding as of September 28, 2001 under our credit agreement with KBC Bank. These loans mature in May 2005 and bear interest at variable rates that reflect either LIBOR plus a spread ranging from 0.90% to 1.30% per annum or the higher of the prime rate or 0.50% per annum over the federal funds rate. The spread is based on certain financial ratios. The weighted average interest rate under this loan was 4.45% on September 28, 2001. We had $45 million of borrowings outstanding as of September 28, 2001 under our credit agreement with BNP Paribas. These loans mature in July 2003 and bear interest at variable rates that reflect LIBOR plus a spread of 0.85% per annum. The weighted average interest rate under this loan was 4.68% on September 28, 2001.

In connection with our merger, the holders of the old Class A common stock will be entitled to exercise appraisal rights, although a condition of the merger is that holders of not more than 5% of our old Class A common stock exercise appraisal rights. To the extent appraisal rights are exercised, a portion of the proceeds of this offering may be used to satisfy our resulting obligations.


DIVIDENDS


We have not distributed any cash dividends on our common stock during the fiscal years 1997 through 2001. We have no current plans to distribute cash dividends. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 28, 2001:

- actual, without giving effect to any adjustments resulting from the merger, this offering, the stock buyback or the acquisition of the ServiceMaster Management Services business;

- as adjusted for the merger and this offering;

- as adjusted, pro forma for the stock buyback, assuming the use of approximately 56% of the gross proceeds from this offering in the stock buyback at a price per share equal to the public offering price per share of our unrestricted Class B common stock, which would result in the purchase of up to 16.7 million shares of Class A common stock, which represents 10% of our total Class A common stock prior to the stock buyback. Shares purchased in the stock buyback are reflected as treasury stock in the table below. We will determine the tender offer price, which may be at or above the public offering price or at, above or below the market price at the time of the tender offer. We anticipate that the price per share under the contract with the 401(k) Plans will equal the public offering price. In exchange for entering into the share purchase contract, the trustee for the 401(k) Plans will agree not to tender in the tender offer. The repurchase from the 401(k) Plans will close on the same day as this offering, which will be prior to the commencement of the tender offer. If we tender for shares of Class A common stock in the tender offer at a price higher than the public offering price, we will either make an additional payment to the trustee for the difference on the date the tender offer closes or we will return a portion of the shares of Class A common stock sold to us by the 401(k) Plans so that the effective price per share paid by us under the contract equals the tender offer price. Using the same approximately 56% of the gross proceeds from this offering in the stock buyback and a stock buyback price of $25.00 per share, as compared to a stock buyback price per share equal to the public offering price per share of our unrestricted Class B common stock, would result in there being about 1.3 million fewer shares of our Class A common stock purchased in the stock buyback. This analysis assumes that we return shares to the trustee of the 401(k) Plans to increase the effective price per share paid by us to the 401(k) Plans to equal the tender offer price. We cannot assure you that the tender offer will occur or that it will occur on the terms described in this prospectus; and

- pro forma ServiceMaster for the acquisition of the ServiceMaster Management Services business and related expenses for approximately $800 million in cash.

The net proceeds from this offering not used in the stock buyback are assumed for purposes of this table to be used to repay borrowings under our senior revolving credit facility. This table does not reflect the exercise by Class A stockholders of appraisal rights in connection with the merger. You should read this table in conjunction with the consolidated financial statements and the notes to those statements which are included elsewhere in this prospectus, Selected Consolidated Financial Data, Management's Discussion and Analysis of Results of Operations and Financial Condition and Unaudited Pro Forma Financial Information.

	September 28, 2001			
	Actual	As Adjusted	As Adjusted Pro Forma	Pro Forma ServiceMaster
	(in millions, except share data)			
Cash and cash equivalents	$ 24.8	$ 24.8	$ 24.8	$ 24.8
Debt:				
Current maturities of long-term debt	$ 34.7	$ 34.7	$ 34.7	$ 34.7
Long-term debt (1)(6)	1,635.9	990.6	1,375.3	2,181.3
Total debt	1,670.6	1,025.3	1,410.0	2,216.0
Common stock subject to potential repurchase (2)	20.0	—	—	—
Shareholders' Equity:				
Common stock (3)	0.6	—	—	—
Class A common stock: $0.01 par value; no shares authorized and no shares outstanding (actual); 600,000,000 shares authorized (as adjusted and as adjusted pro forma) and 167,239,554 shares issued (as adjusted, as adjusted pro forma and Pro Forma ServiceMaster) (4)	—	1.7	1.7	1.7
Class B common stock: $0.01 par value; no shares authorized and no shares outstanding (actual); 1,600,000,000 shares authorized (as adjusted and as adjusted pro forma) and 30,000,000 shares issued (as adjusted) and 30,000,000 shares issued (as adjusted pro forma and Pro Forma ServiceMaster) (5)	—	0.3	0.3	0.3
Earnings retained for use in the business	284.2	284.2	284.2	284.2
Treasury stock at cost; no shares (actual and as adjusted) and 16,723,955 shares (as adjusted pro forma and Pro Forma ServiceMaster)	—	—	(384.7)	(384.7)
Capital surplus	1.1	645.0	645.0	645.0
Accumulated other comprehensive loss	(19.0)	(19.0)	(19.0)	(19.0)
Impact of potential repurchase feature of common stock (2)	(20.0)	—	—	—
Total shareholders' equity	246.9	912.2	527.5	527.5
Total capitalization	$1,937.5	$1,937.5	$1,937.5	$2,743.5

(1) The reduction in long-term debt in the as adjusted and as adjusted pro forma columns is due to the repayment of our senior revolving credit facility. That repayment will not reduce the commitments under that facility.

(2) Excludes shares subject to purchase in the stock buyback. Reflects shares of our common stock that may have to be repurchased under our stockholders' agreement, subject to a limit on such repurchases in our senior revolving credit facility. In connection with the stockholder vote on the merger, we are seeking the termination of the stockholders' agreement.

(3) Common stock at September 28, 2001 consisted of our old Class A common stock, par value $0.01, with 25,000,000 shares authorized and 2,385,438 shares outstanding and our old Class B common stock, par value $0.01, with 150,000,000 shares authorized and 59,765,397 shares outstanding.

(4) Class A common stock includes Class A-1, Class A-2 and Class A-3 common stock.

(5) Class B common stock includes unrestricted Class B common stock and restricted Class B-1, Class B-2 and Class B-3 common stock.

(6) The increase in long-term debt in the pro forma ServiceMaster column is due to the borrowings under a one-year bridge financing facility provided by a group of banks ($600 million) and borrowings under our senior revolving credit facility ($206 million) which are assumed to fund the acquisition of the ServiceMaster Management Services business for a total purchase cost (including related expenses) of $806 million in cash. We expect to repay a portion of the bridge financing with a portion of the proceeds from this offering. In addition, we expect to replace the remaining portion of the bridge financing within one year of closing the acquisition. We may consider several different types of financing arrangements to replace the remainder of the borrowings under the bridge financing prior to its expiration date. These arrangements may include a publicly or privately offered debt financing and accounts receivable sale.

Unless we specifically state otherwise, the information in this prospectus does not take into account:

- our issuance of up to 4,500,000 shares of unrestricted Class B common stock that the underwriters have the option to purchase from us solely to cover over-allotments;

- 32,001,658 shares of Class A common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $6.61 per share; of these shares, 1,414,584 are subject to currently vested options at a weighted average price of $3.39 per share;

- 3,451,152 shares of Class A common stock issuable upon conversion of deferred stock units; and

- 38,000,000 additional shares of Class A common stock authorized and reserved for issuance under our various stock plans, consisting of:

    —30,000,000 shares available for future options to be granted under the 2001 Equity Incentive Plan; and

    —8,000,000 shares available for future deferred stock units to be issued under the 2001 Stock Unit Retirement Plan.

Upon completion of this offering, we will amend the 2001 Stock Ownership Plan, the Combined Stock Ownership Plan for employees, the Stock Unit Retirement Plan and the 1996 Directors' Stock Ownership Plan, each of which existed prior to this offering, so that no additional options or deferred stock units can be issued under those plans. Those plans will continue to govern the terms of options and deferred stock units currently outstanding.

If the underwriters exercise their over-allotment option in full, 34,500,000 shares of unrestricted Class B common stock will be outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data. Throughout this prospectus, our fiscal years ended on October 3, 1997, October 2, 1998, October 1, 1999, September 29, 2000 and September 28, 2001 are referred to as fiscal 1997, fiscal 1998, fiscal 1999, fiscal 2000 and fiscal 2001, respectively. The data for each of the fiscal years in the five year period ended September 28, 2001 are derived from our consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The following data should be read in conjunction with the consolidated financial statements and the related notes thereto and Management's Discussion and Analysis of Results of Operations and Financial Condition, each included elsewhere in this prospectus.

	Fiscal				
	1997(1)	1998	1999	2000	2001
	(in millions, except per share amounts)				
Income Statement Data:					
Sales	$6,576.1	$6,638.9	$6,742.3	$7,262.9	$7,788.7
Costs and expenses:					
Cost of services provided	5,981.1	6,022.3	6,087.4	6,531.0	7,002.7
Depreciation and amortization	191.7	195.8	193.7	220.8	240.2
Selling and general corporate expense	83.1	82.7	86.0	91.5	106.2
Other expense (income)	(11.7)	5.0	—	—	—
Operating income (2)	331.9	333.1	375.2	419.6	439.5
Interest and other financing costs	116.0	117.3	135.8	147.8	153.3
Income before income taxes	215.9	215.8	239.4	271.8	286.2
Provision for income taxes	69.8	82.1	89.2	103.8	109.7
Income before extraordinary item (3)	$146.1	$133.7	$150.2	$168.0	$176.5
Net income	$146.1	$129.2	$150.2	$168.0	$176.5
Earnings per share:					
Income before extraordinary item:					
Basic	$1.16	$1.17	$1.59	$1.88	$2.06
Diluted	1.10	1.10	1.48	1.77	1.95
Net Income:					
Basic	$1.16	$1.14	$1.59	$1.88	$2.06
Diluted	1.10	1.06	1.48	1.77	1.95
Balance Sheet Data (at period end):					
Total assets	$2,753.6	$2,741.3	$2,870.5	$3,199.4	$3,216.4
Long-term borrowings:					
Senior	1,084.9	1,678.3	1,583.0	1,777.7	1,635.9
Subordinated	129.0	26.7	26.7	—	—
Common stock subject to potential repurchase (4)	23.3	20.0	20.0	20.0	20.0
Shareholders' equity (deficit) (5)	370.0	(78.9)	126.6	111.5	246.9
Other Financial Data:					
EBITDA (6)	$523.6	$528.9	$568.9	$640.4	$679.7
Net cash provided by operating activities	230.1	276.7	293.2	407.1	496.9
Net cash used in investing activities	(59.7)	(189.6)	(216.2)	(483.6)	(279.2)
Net cash provided by/(used in) financing activities	(168.3)	(93.8)	(69.9)	73.4	(217.5)

(1) Fiscal 1997 is a fifty-three week period.

(2) Operating income is net of goodwill amortization of $22.2 million in fiscal 1997, $22.1 million in fiscal 1998, $21.3 million in fiscal 1999, $22.2 million in fiscal 2000 and $25.4 million in fiscal 2001.

(3) During fiscal 1998, we redeemed or replaced certain of our indebtedness, resulting in extraordinary charges, net of taxes, of $4.5 million.

(4) Excludes shares subject to purchase in the stock buyback. Reflects shares of our common stock that may have to be repurchased under our stockholders' agreement, subject to a limit on such repurchases in our senior revolving credit facility. In connection with the stockholder vote on the merger, we are seeking the termination of the stockholders' agreement.

(5) Fiscal 1998 shareholders' equity (deficit) reflects the repurchase of approximately $530 million of our old Class A common stock pursuant to a cash tender offer in June 1998.

(6) EBITDA represents net income before interest, taxes, depreciation and amortization, a measurement used by management to measure operating performance. EBITDA is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to operating income as an

indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

Selected Segment Data

The following tables summarize our sales and operating income attributable to each operating segment for fiscal 1997, 1998, 1999, 2000 and 2001.

	Fiscal				
Sales	**1997(1)**	**1998**	**1999**	**2000**	**2001**
	(in millions)				
Food and Support Services—United States	$3,469.6	$3,653.0	$3,993.5	$4,396.3	$4,782.1
Food and Support Services—International	915.6	938.0	975.2	1,001.9	1,109.3
Uniform and Career Apparel—Rental	831.6	863.5	911.9	969.6	995.2
Uniform and Career Apparel—Direct Marketing	432.5	457.8	462.0	455.7	438.8
Educational Resources	332.1	360.8	399.7	439.4	463.3
Corporate and other	594.7	365.8	—	—	—
	$6,576.1	$6,638.9	$6,742.3	$7,262.9	$7,788.7

	Fiscal				
Operating Income	**1997(1)**	**1998**	**1999**	**2000**	**2001**
	(in millions)				
Food and Support Services—United States	$173.3	$195.1	$222.3	$244.5	$264.7
Food and Support Services—International	25.6	32.4	32.0	40.2	39.4
Uniform and Career Apparel—Rental	96.4	100.9	106.9	118.5	119.7
Uniform and Career Apparel—Direct Marketing	24.7	10.1	3.9	10.8	15.6
Educational Resources	26.9	31.2	34.7	32.3	25.4
	346.9	369.7	399.8	446.3	464.8
Corporate and other	(26.7)	(31.6)	(24.6)	(26.7)	(25.3)
Other income/(expense)	11.7	(5.0)	—	—	—
	$331.9	$333.1	$375.2	$419.6	$439.5

---

(1) Fiscal 1997 is a fifty-three week period.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information presented below should be read in conjunction with our "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements and related notes included elsewhere in the prospectus, as well as the discussion of the ServiceMaster acquisition on page 69, this offering, described on page 4 and the merger and stock buyback described on page 89 of the prospectus.

The unaudited pro forma consolidated balance sheet was prepared as if the acquisition, merger, offering and buyback occurred as of September 28, 2001. The unaudited pro forma consolidated statement of income was prepared as if the acquisition, merger, offering and buyback occurred as of the beginning of our 2001 fiscal year.

The pro forma financial statements give pro forma effect to:

- The acquisition by ARAMARK of the ServiceMaster Management Services business for approximately $800 million in cash.

- The merger and this offering, assuming 30.0 million shares offered, the offering price of $23.00 per share and gross proceeds of $690.0 million.

- The stock buyback assuming the use of approximately 56% of the gross proceeds from the offering and a price of $23.00 per share.

The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Since the acquisition has only recently been consummated, the pro forma adjustment to reflect the allocation of the purchase price is based upon the preliminary information currently available, which may be revised, as additional information becomes available. The notes to the unaudited pro forma financial statements provide a more detailed discussion of how such adjustments were derived and presented in the pro forma financial statements. Such financial statements have been compiled from historical financial statements and other information, but do not purport to represent what our financial position or results of operations actually would have been had the transactions occurred on the dates indicated, or to project our financial performance for any future period. The pro forma statement of income does not reflect any synergies or other operating benefits that may be realized as we integrate the ServiceMaster business with our existing operations.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 28, 2001
(in thousands)

	ARAMARK Historical	ServiceMaster Management Services Historical (a)	Pro Forma Adjustments for the Acquisition	Pro Forma for the Acquisition	Pro Forma Adjustments for the Merger, Offering and Buyback	Pro Forma as Adjusted
ASSETS						
Current Assets:						
Cash and cash equivalents	$ 24,799	$ —	$ —	$ 24,799	$ —	$ 24,799
Receivables, net	503,291	96,195	—	599,486	—	599,486
Inventories	415,798	9,937	—	425,735	—	425,735
Prepayments and other current assets	76,310	22,198	—	98,508	—	98,508
Total current assets	1,020,198	128,330	—	1,148,528	—	1,148,528
Property and Equipment, net	1,087,833	58,588	10,000(b)	1,156,421	—	1,156,421
Goodwill	705,016	38,231	436,047(b)	1,179,294	—	1,179,294
Other Assets	403,347	6,831	280,000(b)	690,178	—	690,178
	$3,216,394	$231,980	$726,047	$4,174,421	$ —	$4,174,421
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current Liabilities:						
Current maturities of long-term borrowings	$ 34,710	$ —	$ —	$ 34,710	$ —	$ 34,710
Accounts payable	459,249	29,288	—	488,537	—	488,537
Accrued expenses and other liabilities	590,192	95,919	—	686,111	—	686,111
Total current liabilities	1,084,151	125,207	—	1,209,358	—	1,209,358
Long-Term Borrowings	1,635,867	—	806,000(b)	2,441,867	(260,678)(g)	2,181,189
Deferred Income Taxes and Other Noncurrent Liabilities	229,484	26,820	—	256,304	—	256,304
Common Stock Subject to Potential Repurchase Under Provisions of Shareholders' Agreement	20,000	—	—	20,000	(20,000)(f)	—
Shareholders' Equity Excluding Common Stock Subject to Repurchase		79,953	(79,953)(b)	—		—
Old Class A common stock	24	—	—	24	(24)(f)	—
Old Class B common stock	597	—	—	597	(597)(f)	—
New Class A common stock		—	—	—	1,672(f)	1,672
New Class B common stock		—	—	—	300(g)	300
Capital surplus	1,057	—	—	1,057	(1,051)(f) 645,029(g)	645,035
Earnings retained for use in the business	284,184	—	—	284,184	—	284,184
Treasury Stock		—	—	—	(384,651)(g)	(384,651)
Accumulated other comprehensive income (loss)	(18,970)	—	—	(18,970)	—	(18,970)
Impact of potential repurchase feature of common stock	(20,000)	—	—	(20,000)	20,000(f)	—
	246,892	79,953	(79,953)	246,892	280,678	527,570
	$3,216,394	$231,980	$726,047	$4,174,421	$ —	$4,174,421

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED SEPTEMBER 28, 2001
(in thousands, except per share amounts)

	ARAMARK Historical	ServiceMaster Management Services Historical (a)	Pro Forma Adjustments for the Acquisition	Pro Forma for the Acquisition	Pro Forma Adjustments for the Merger, Offering and Buyback	Pro Forma as Adjusted
Sales	$7,788,690	$980,248	$ —	$8,768,938	$ —	$8,768,938
Costs and Expenses:						
Cost of services provided	7,002,730	788,793	—	7,791,523	—	7,791,523
Depreciation and amortization	240,243	19,484	29,950(d)	289,677	—	289,677
Selling and general corporate expenses	106,210	94,712	—	200,922	—	200,922
	7,349,183	902,989	29,950	8,282,122	—	8,282,122
Operating income	439,507	77,259	(29,950)	486,816	—	486,816
Interest and other financing costs, net	153,292	—	53,069(c)	206,361	(16,895)(h)	189,466
Income before income taxes	286,215	77,259	(83,019)	280,455	16,895	297,350
Provision for Income Taxes	109,719	30,517	(32,377)(e)	107,859	6,589(i)	114,448
Net income	$ 176,496	$ 46,742	$(50,642)	$ 172,596	$ 10,306	$ 182,902
Earnings Per Share						
Basic	$ 2.06			$ 2.01		$ 0.99(j)
Diluted	$ 1.95			$ 1.90		$ 0.91(j)

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(a)   Represents the unaudited historical financial statements of the ServiceMaster business being acquired as of and for the twelve months ended September 30, 2001, including the trade accounts receivable balance and accounts related to the ServiceMaster corporate campus which are also being acquired. Sales and Cost of Services Provided have been adjusted to exclude client employee payroll costs of $914 million consistent with ARAMARK'S accounting practice.

(b)   To reflect the acquisition of ServiceMaster Management Services by ARAMARK for a total purchase cost of $806 million (including direct acquisition costs) in cash. The purchase is assumed to have been funded with proceeds from a one-year bridge financing facility provided by a group of banks ($600 million) and borrowings under our senior revolving credit facility ($206 million). We expect to repay a portion of the bridge financing with a portion of the proceeds from this offering. In addition, we expect to replace the remaining portion of the bridge financing within one year of closing the acquisition. We may consider several different types of financing arrangements to replace the remainder of the borrowings under the bridge financing prior to its expiration date. These arrangements may include a publicly or privately offered debt financing and accounts receivable sale. We expect to refinance the bridge financing on a long-term basis within one year of closing the acquisition.

The excess ($726.0 million) of purchase cost over the carrying amount of the net assets to be acquired has been allocated as follows:

	(in millions)
Property and equipment	$ 10
Service mark rights	10
Non compete agreement	5
Customer contract rights	265
Goodwill	436
	$726

(c)   To reflect additional interest expense resulting from the acquisition related borrowings. The interest rate on the bridge financing is based on LIBOR plus-1⅜% or 6.7% (including the syndication fee) for the full year. The average interest rate on our senior revolving credit facility was 5.8% for the year.

(d)   To reflect additional depreciation and amortization related to the tangible and intangible assets acquired, based upon the following depreciation / amortization periods:

Property and equipment	30 Years
Service mark rights	3 Years
Non compete agreement	4 Years
Customer contract rights	10 Years

In accordance with the recently issued Statement of Financial Accounting Standard No. 142, goodwill resulting from the acquisition is not amortized.

(e)   To reflect the income tax effect resulting form the pro forma adjustments using an effective tax rate of 39%.

(f)   To reflect the merger of ARAMARK Corporation and ARAMARK Worldwide Corporation resulting in the issuance of 167.2 million shares of new Class A common stock of ARAMARK Worldwide Corporation in exchange for all of the outstanding shares of old Class A and old Class B common stock of ARAMARK Corporation, and to reflect the elimination of our obligation under the Stockholders' Agreement to purchase common stock upon termination of such Agreement at the time of the merger.

(g)   To reflect the issuance of 30.0 million shares of new Class B common stock at a price of $23.00 per share resulting in gross proceeds of $690.0 million, and the application of the gross proceeds to (1) pay costs of the offering of $44.7 million, including the underwriting discount, (2) fund the stock buyback of approximately 16.7 million shares of Class A common stock, which represents 10% of our total Class A common stock prior to the stock buyback, at a price of $23.00 per share, and (3) repay long term borrowings of $260.7 million. Shares purchased in the buyback are reflected as treasury shares.

(h)   To reflect the reduction in interest expense resulting from the $260.7 million repayment of long term borrowings with proceeds from the offering of new Class B common stock. The weighted average interest rate on borrowing assumed to have been repaid was 6.48%.

(i)   To reflect the income tax effect resulting from the interest expense reduction using an effective tax rate of 39%.

(j)   Pro forma as adjusted earnings per share amounts reflect the merger exchange ratios which will have the effect of a two-for-one stock split. The weighted average shares outstanding for purposes of computing earnings per share are 184.8 million for basic earnings per share and 200.1 million for diluted earnings per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended October 1, 1999, September 29, 2000 and September 28, 2001 should be read in conjunction with Selected Consolidated Financial Data and our audited consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Special Note About Forward-Looking Statements and Business sections and elsewhere in this prospectus.

Overview

We provide or manage services in three strategic areas: Food and Support Services, Uniform and Career Apparel and Educational Resources. We manage and report our business activities through the following five operating segments:

Food and Support Services—United States—Provides food, refreshment and support services, including facility maintenance and housekeeping, to business, educational, governmental and healthcare institutions and in sports, entertainment, recreational and other facilities serving the general public. Food and support services are provided at client locations under various contractual arrangements, which can include profit and loss, profit sharing or management fee based agreements.

Food and Support Services—International—Provides food, refreshment and support services, including facility maintenance and housekeeping, to business, educational, governmental and healthcare institutions and in sports, entertainment, recreational and other facilities serving the general public. Operations are conducted primarily in Belgium, Canada, the Czech Republic, Germany, Hungary, Mexico, Spain and the United Kingdom. Food and support services are provided at client locations under various contractual arrangements, which can include profit and loss, profit sharing or management fee based agreements.

Uniform and Career Apparel—Rental—Provides uniform rental, cleaning, maintenance and delivery services on a contract basis. Also provided are walk-off mats, cleaning cloths, disposable towels and other environmental control items and the direct sale of certain uniform and related products.

Uniform and Career Apparel—Direct Marketing—Sells personalized uniforms and career apparel, public safety equipment and accessories directly to businesses, public institutions and individuals.

Educational Resources—Provides infant, toddler, pre-school and school-age learning programs through community-based childcare centers, before and after school programs, employer on-site childcare centers and private elementary schools. Sales are derived primarily from weekly or monthly payments received directly from individual families under short-term agreements.

Most of our business activities require substantial labor resources and, as a result, labor costs and availability, as well as labor related costs such as medical insurance and other benefits, have a significant effect on operating results. Payroll, employee benefit and other related employment costs comprise approximately 42% of total operating costs. Hiring and retaining qualified employees is critical to our ability to provide services. Low unemployment levels tend to increase overall labor costs, including training costs, and recent double digit percentage increases in medical costs have also impacted operating results. Other major operating costs include purchased food and food-related products and uniform and related items.

Our ability to pass along cost increases to our clients and customers is dependent upon a number of factors, including competitive conditions and our contractual relationships with our clients. Management fee

contracts and cost reimbursement type arrangements generally permit the pass through of cost increases. Cost increase recovery under profit and loss arrangements is dependent upon individual contract terms and competitive conditions.

We have periodically made strategic acquisitions and investments to complement our organic growth strategy. In addition to our acquisition of the ServiceMaster Management Services business, since the beginning of fiscal 1995, we have spent an aggregate of approximately $800 million on strategic acquisitions and investments, including the following:

- Food and Support Services segments—Campbell Bewley Group (fiscal 2001), Correctional Foodservice Management, a division of The Wackenhut Corporation (fiscal 2001), Ogden Entertainment, Inc. (fiscal 2000), Restaura, Inc. (fiscal 1999), Facilities Resource Management Company (fiscal 1999) and Harry M. Stevens Holding Corp. (fiscal 1995).

- Uniform and Career Apparel segments—Dyna Corporation (fiscal 1999), Crest Uniform Company (fiscal 1996), Galls, Inc. (fiscal 1995) and Todd Uniform, Inc. (fiscal 1995).

Results of Operations

The following tables present our sales and operating income and related percentages attributable to each operating segment for fiscal years 1999, 2000 and 2001.

	Fiscal					
	1999		2000		2001	
Sales	**$**	**%**	**$**	**%**	**$**	**%**
	(dollars in millions)					
Food and Support Services—United States	$3,993.5	59%	$4,396.3	61%	$4,782.1	61%
Food and Support Services— International	975.2	14	1,001.9	14	1,109.3	14
Uniform and Career Apparel— Rental	911.9	14	969.6	13	995.2	13
Uniform and Career Apparel— Direct Marketing	462.0	7	455.7	6	438.8	6
Educational Resources	399.7	6	439.4	6	463.3	6
	$6,742.3	100%	$7,262.9	100%	$7,788.7	100%

	Fiscal					
	1999		2000		2001	
Operating Income	**$**	**%**	**$**	**%**	**$**	**%**
	(dollars in millions)					
Food and Support Services—United States	$222.3	59%	$244.5	58%	$264.7	60%
Food and Support Services— International	32.0	9	40.2	10	39.4	9
Uniform and Career Apparel— Rental	106.9	29	118.5	28	119.7	27
Uniform and Career Apparel— Direct Marketing	3.9	1	10.8	2	15.6	4
Educational Resources	34.7	9	32.3	8	25.4	6
	399.8		446.3		464.8	
Corporate and other	(24.6)	(7)	(26.7)	(6)	(25.3)	(6)
	$375.2	100%	$419.6	100%	$439.5	100%

Fiscal 2001 Compared to Fiscal 2000

Consolidated Overview

Sales for fiscal 2001 were $7.8 billion, an increase of 7% over fiscal 2000. Sales increases in the Food and Support Services segments, the Uniform and Career Apparel—Rental segment, and the Educational Resources segment were partially offset by a decline in sales in the Uniform and Career Apparel—Direct Marketing segment. Excluding the impact of acquisitions, primarily in the Food and Support Services segments, and the unfavorable impact of foreign currency translation, sales for fiscal 2001 increased 4% over the prior year. Further excluding the estimated effect on sales of the September 11th terrorist attacks, the increase would have

been approximately 5%. Operating income of $439.5 million increased $19.9 million or 5% over the prior year. Excluding the impact of acquisitions and foreign currency translation, operating income increased 3%. Higher unemployment levels in the United States manufacturing and automotive sectors, along with increased energy costs, the general economic slowdown in the United States, a litigation related charge, and the terrorist attacks of September 11, 2001, have adversely impacted the fiscal 2001 results. As discussed below, the Company was directly and indirectly impacted by the terrorist attacks on September 11th (primarily in the Food and Support Services—United States segment). Had the terrorist attacks not occurred, management estimates that operating income, net income and diluted earnings per share would have been approximately 2%, 3% and 3% higher in fiscal 2001, respectively.

Interest and other financing costs, net for fiscal 2001 increased 4% compared to the prior year due to increased borrowing levels to fund acquisitions, stock repurchases and working capital requirements, partially offset by the impact of lower interest rates.

Segment Results

	Fiscal		Change	
	2000	**2001**	**$**	**%**
	(dollars in millions)			
Sales by Segment				
Food and Support Services—United States	$4,396.3	$4,782.1	$385.8	8.8%
Food and Support Services—International	1,001.9	1,109.3	107.4	10.7
Uniform and Career Apparel—Rental	969.6	995.2	25.6	2.6
Uniform and Career Apparel—Direct Marketing	455.7	438.8	(16.9)	(3.7)
Educational Resources	439.4	463.3	23.9	5.4
Consolidated Sales	$7,262.9	$7,788.7	$525.8	7.2%

Food and Support Services—United States segment sales increased 9% over the prior year due to acquisitions, primarily the Ogden Entertainment, Inc. acquisition in the third quarter of fiscal 2000 (approximately 5%), net new accounts (approximately 2%) and increased volume (approximately 2%). Softness in employment levels, particularly in the manufacturing and automotive sectors, slowed growth in the business services and vending sectors, while sales growth was strong in the correctional and healthcare sectors. Sales in the sports and entertainment sector were also adversely impacted by the general economic slowdown and the terrorist attacks of September 11th. As a result of the events of September 11th, customer locations in and around the World Trade Center were either destroyed or closed and Major League Baseball and National Football League games scheduled for September were postponed until fiscal 2002. Had the terrorists attacks not occurred, management estimates that segment sales would have been approximately 1% higher. Sales in the Food and Support Services—International segment increased 11% over the prior year period. Excluding the unfavorable impact of foreign currency translation, sales increased 18% due to net new accounts (approximately 8%), increased volume (approximately 5%) and the impact of the Campbell Bewley acquisition (approximately 5%), with double-digit growth in the United Kingdom and European markets. Sales in the Uniform and Career Apparel—Rental segment increased 3% due to increased volume (approximately 2%) and pricing (approximately 1%). Sales growth in this sector has been constrained by softness in the manufacturing, automotive and airline sectors. Uniform and Career Apparel—Direct Marketing segment sales decreased 4% compared to the prior year due primarily to lower volume. The general softening of the economy and a decrease in business spending have adversely impacted 2001 sales in this segment. In fiscal 2000, sales to the safety equipment and accessories market were adversely impacted by the startup of a distribution facility. Educational Resources segment sales increased 5% over the prior year due primarily to pricing (approximately 3%) and new locations (approximately 6%), partially offset by lower enrollment at existing locations (approximately 4%).

	Fiscal		Change	
	2000	**2001**	**$**	**%**
	(dollars in millions)			
Operating Income by Segment				
Food and Support Services—United States	$244.5	$264.7	$20.2	8.3%
Food and Support Services—International	40.2	39.4	(0.8)	(2.0)
Uniform and Career Apparel—Rental	118.5	119.7	1.2	1.0
Uniform and Career Apparel—Direct Marketing	10.8	15.6	4.8	44.4
Educational Resources	32.3	25.4	(6.9)	(21.4)
Corporate and other	(26.7)	(25.3)	1.4	5.2
Consolidated Operating Income	$419.6	$439.5	$19.9	4.7%

Food and Support Services—United States segment operating income increased 8%. Excluding the impact of acquisitions, operating income increased 4% due to the sales increases noted above, partially offset by the impact of the September 11th events, a litigation related charge and startup costs on a large correctional services contract in the fourth quarter of fiscal 2001. Excluding the litigation charge and startup costs, reported segment operating income increased 12%. Additionally, had the terrorist attacks not occurred, management estimates that 2001 segment operating income would have been approximately 3% higher than reported. Reduced employment levels and generally soft economic conditions (including the September 11th impact) constrained profit growth, particularly in the second half of fiscal 2001. Operating income in the Food and Support Services—International segment decreased 2%. Excluding the unfavorable impact of foreign currency translation, acquisitions, and an asset sale gain in the prior year, segment operating income increased 14% over the prior year due to the sales increases noted above, partially offset by increased infrastructure and acquisition integration costs in the U.K. and increased food costs in Germany as a result of previous bovine spongiform encephalopathy (BSE), or so-called ''mad cow disease,'' and foot and mouth disease outbreaks in Europe. Uniform and Career Apparel—Rental segment operating income increased 1% over the prior year due to the sales increases noted above and the absence of garment manufacturing startup costs incurred in the prior year, partially offset by increased fuel, energy and other operating costs. The slowdown in the United States economy has constrained both volume and pricing growth, negatively impacting operating income, particularly in the last half of fiscal 2001. Operating income in the Uniform and Career Apparel—Direct Marketing segment increased 44% over the prior year due to reduced catalog, distribution and administrative expenses, partially offset by the impact of lower sales. Additionally, operating results in the segment were adversely impacted in the prior year by start up costs related to a distribution facility. Educational Resources segment operating income decreased 21%. Operating results in this segment continue to be adversely affected by reduced enrollment at mature centers and continuing high labor and employee medical costs.

Near Term Outlook

As discussed above, the events of September 11th, together with the continuing economic slowdown in the United States have negatively affected recent operating results, and we anticipate such conditions will continue into the first quarter of fiscal 2002. While many of our businesses are likely to be affected to some degree, we anticipate the effects to be more pronounced in our U.S. food and support services operations, particularly those serving business customers and tourist and convention center customers; in our uniform rental operations and in our childcare business. Although the near term economic outlook is uncertain, we believe it is likely that first quarter 2002 consolidated operating income will be approximately 5% below the amount reported in the comparable prior year period. When economic conditions return to more normal levels, we anticipate that our operating results will improve.

Fiscal 2000 Compared to Fiscal 1999

Consolidated Overview

Sales for the fiscal year ended September 29, 2000 were $7.3 billion, an increase of 8% over fiscal 1999. Sales increased in the Food and Support Services, Uniform Career and Apparel—Rental and Educational Resources segments and decreased slightly in the Uniform and Career Apparel—Direct Marketing segment. Excluding the impact of acquisitions, primarily in the Food and Support Services—United States segment, sales increased approximately 5% over fiscal 1999. Operating income of $419.6 million increased $44.4 million or 12% over the prior year due to double-digit earnings increases in the Food and Support Services and Uniform and Career Apparel segments, partially offset by decreased earnings in the Educational Resources segment. Excluding the impact of acquisitions, operating income increased approximately 8% over the prior year period. Our operating income margin increased to 5.8% from 5.6% due primarily to the leveraging of fixed costs and effective cost controls in the Uniform and Career Apparel segments. Throughout fiscal 2000 the operating results of several business segments have been affected by the trend of rising labor, medical insurance and fuel costs. Various cost containment and price increase programs have been initiated, and such efforts continued into fiscal 2001.

Interest expense increased $12.0 million or 9% over the prior year due to increased debt levels, primarily to fund acquisitions and stock repurchases, and increased interest rates.

Segment Results

	Fiscal		Change	
	1999	2000	$	%
		(dollars in millions)		
Sales by Segment				
Food and Support Services—United States	$3,993.5	$4,396.3	$402.8	10.1%
Food and Support Services—International	975.2	1,001.9	26.7	2.7
Uniform and Career Apparel—Rental	911.9	969.6	57.7	6.3
Uniform and Career Apparel—Direct Marketing	462.0	455.7	(6.3)	(1.4)
Educational Resources	399.7	439.4	39.7	9.9
Consolidated Sales	$6,742.3	$7,262.9	$520.6	7.7%

Food and Support Services—United States segment sales increased 10% over the prior year due to acquisitions (approximately 5%) and increased volume (approximately 5%) including new accounts. Sales in the Food and Support Services—International segment increased 3% compared to fiscal 1999. Excluding the unfavorable impact of foreign currency translation, sales in this segment increased 9% due to new accounts (approximately 5%) and increased volume (approximately 5%), partially offset by the impact of a divestiture in fiscal 1999 (approximately 1%). Sales in the Uniform and Career Apparel—Rental segment increased 6% over the prior year period due to pricing (approximately 2%) and increased volume (approximately 4%). Uniform and Career Apparel—Direct Marketing segment sales decreased 1% from fiscal 1999. Segment sales performance reflects a decrease in direct uniform sales (approximately 4%), primarily as a result of a planned reduction in catalog circulation, which was partially offset by increased sales in the safety equipment and accessories market (approximately 3%) due to increased volume and the acquisition of Dyna Corporation in the second quarter of fiscal 1999. Educational Resources segment sales increased 10% over the prior year due to pricing (approximately 5%) and new locations (approximately 7%), partially offset by lower enrollment at existing locations (approximately 2%).

	Fiscal		Change	
	1999	2000	$	%
	(dollars in millions)			
Operating Income by Segment				
Food and Support Services—United States	$222.3	$244.5	$22.2	10.0%
Food and Support Services—International	32.0	40.2	8.2	25.6
Uniform and Career Apparel—Rental	106.9	118.5	11.6	10.9
Uniform and Career Apparel—Direct Marketing....................	3.9	10.8	6.9	176.9
Educational Resources......................................	34.7	32.3	(2.4)	(6.9)
Corporate and other..	(24.6)	(26.7)	(2.1)	(8.5)
Consolidated Operating Income	$375.2	$419.6	$44.4	11.8%

Food and Support Services—United States segment operating income increased 10%. Excluding the impact of acquisitions, operating income increased 3% over fiscal 1999 due to the sales increases noted above, partially offset by increased employee healthcare and other operating costs, including a provision in the first quarter for a receivable from a customer that filed for bankruptcy. Food and Support Services—International segment operating income increased 26% over the prior year. Excluding the impact of asset sale gains from both years ($3.8 million and $1.1 million, respectively), foreign currency translation and fiscal 1999 operating losses at a Mexican subsidiary, operating income increased 1% over the prior year due to the sales increases noted above, partially offset by increased operating and business expansion costs. Uniform and Career Apparel—Rental segment operating income increased 11% over the prior year period due to the sales increases noted above and leveraging of fixed costs, partially offset by costs related to the startup of certain garment manufacturing operations. Operating income in the Uniform and Career Apparel—Direct Marketing segment increased to $10.8 million in fiscal 2000 from $3.9 million in fiscal 1999 due to increased margins and reduced catalog and other costs, partially offset by the impact of lower sales and increased costs related to a new distribution center. Educational Resources segment operating income decreased 7%. Operating results have been adversely impacted by the limited supply and increased cost of labor resulting from the very competitive labor markets, as well as increased employee medical costs. Competition for scarce labor resources continued to affect results in this segment during fiscal 2001.

Quarterly Results

The following tables summarize certain unaudited historical financial data for each of the quarters in fiscal 1999, fiscal 2000 and fiscal 2001. This quarterly information has been prepared on a basis consistent with our audited financial statements and, we believe, reflects all normal recurring adjustments necessary for a fair presentation of the information shown.

	Fiscal 1999				Fiscal 2000				Fiscal 2001			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4(3)
	(dollars in millions, except per share amounts)											
Sales	$1,656.2	$1,664.6	$1,712.7	$1,708.8	$1,767.6	$1,746.4	$1,835.6	$1,913.3	$1,947.3	$1,881.0	$1,980.9	$1,979.5
Cost of services provided	1,506.1	1,526.8	1,544.8	1,509.7	1,598.5	1,597.7	1,651.7	1,683.1	1,752.0	1,717.0	1,777.1	1,756.6
Operating income	84.8	66.2	98.6	125.6	94.9	74.2	108.0	142.5	111.9	79.1	115.6	132.9
Net income	30.1	19.4	41.9	58.8	37.3	22.8	43.4	64.5	43.4	23.8	48.1	61.3
Diluted earnings per share(1)	$0.30	$0.19	$0.41	$0.58	$0.38	$0.24	$0.46	$0.70	$0.48	$0.26	$0.53	$0.68
EBITDA(2)	$130.6	$114.9	$147.6	$175.8	$146.6	$126.9	$162.9	$204.0	$170.5	$139.6	$176.1	$193.6
Percentage of Total Year:												
Sales	25%	25%	25%	25%	25%	24%	25%	26%	25%	24%	26%	25%
Cost of services provided	25	25	25	25	25	24	25	26	25	25	25	25
Operating income	23	18	26	33	22	18	26	34	26	18	26	30
Net income	20	13	28	39	22	14	26	38	25	13	27	35
Diluted earnings per share(1)	20	13	28	39	21	14	26	39	25	13	27	35
Percentage of Sales:												
Operating income	5.1%	4.0%	5.8%	7.4%	5.4%	4.2%	5.9%	7.5%	5.7%	4.2%	5.8%	6.7%
EBITDA(2)	7.9%	6.9%	8.6%	10.3%	8.3%	7.3%	8.9%	10.7%	8.8%	7.4%	8.9%	9.8%

(1) Per share amounts have not been restated to reflect the impact of the merger exchange ratios.
(2) EBITDA represents net income before interest, taxes, depreciation and amortization, a measurement used by management to measure operating performance. EBITDA is not a recognized term under generally accepted accounting principles and does not purport to represent cash flow from operating activities. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly entitled measures of other companies.
(3) During the fourth quarter of fiscal 2001, operating results were negatively affected by the September 11th terrorist attacks, a litigation related charge and start up costs incurred in connection with a new correctional services contract.

In the first and second fiscal quarters, within the Food and Support Services—United States segment, there is a lower level of activity at the higher margin sports, entertainment and recreational food service operations which is partly offset by increased activity in the educational sector. However, in the third and fourth fiscal quarters, there is a significant increase at sports, entertainment and recreational accounts which is partially offset by the effect of summer recess in the educational sector. In addition, there is a seasonal increase in volume of directly marketed work clothing during the first quarter.

Financial Condition and Liquidity

Reference to the consolidated statements of cash flows will facilitate understanding of the discussion that follows:

Fiscal 2001

Cash provided by operating activities was $497 million in fiscal 2001 and $407 million in fiscal 2000. Excluding the impact of the accounts receivable sale transaction described below, cash provided by operating

activities for fiscal 2001 was $356 million, reflecting a reduction in current liabilities due to the timing of certain payments such as taxes, commissions, retirement benefits and stock repurchase obligations. Debt decreased by $167 million, primarily due to the accounts receivable sale transaction noted above.

During fiscal 2001, we repurchased $91 million of our old Class A and B common stock, issuing $36 million in installment notes as partial consideration. Additionally, we received approximately $32 million (including proceeds from the sale of deferred payment obligations) related to the issuance of old Class B common stock through the exercise of installment stock purchase opportunities.

During fiscal 2001, we terminated the $125 million Educational Resources credit facility, reduced borrowing capacity under the Canadian credit facility from C$80 million to C$70 million, and established a $200 million accounts receivable sale facility. During the second quarter of fiscal 2001, we entered into an agreement, which we refer to as the receivables facility, with several financial institutions whereby we sell on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined. Pursuant to the receivables facility, we formed ARAMARK Receivables, LLC, a wholly-owned, special purpose, bankruptcy-remote subsidiary. Under the receivables facility, certain of our subsidiaries transfer without recourse all of their trade accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables up to $200 million. We have retained collection and administrative responsibility for the participating interests sold. The agreement expires in March 2004. We have approximately $525 million of unused committed credit availability under our senior revolving credit facility (prior to the financing of the ServiceMaster Management Services acquisition discussed below). Additionally, we have shelf registration statements on file with the SEC for the issuance of up to $500 million of debt securities. The debt securities can be issued under an indenture dated July 15, 1991, which permits us to issue unsecured debt obligations with interest rates and terms to be established at the time of issuance based on prevailing market conditions. As of September 28, 2001, we have capital commitments of approximately $108 million in connection with several long-term concession contracts. We currently expect to fund most acquisitions, capital expenditures and other liquidity needs from cash provided from operating activities, normal disposals of property and equipment and borrowings available under our credit facilities or note issuances. As of September 28, 2001, we had approximately $86 million outstanding in foreign currency borrowings.

On November 30, 2001, we acquired the management services division of The ServiceMaster Company, which we refer to as ServiceMaster Management Services. Upon closing we paid $790.6 million in cash, subject to post-closing adjustments.

We financed the acquisition of ServiceMaster Management Services by borrowing approximately an additional $200 million under the senior revolving credit facility and $600 million under a new bridge financing facility with a group of banks arranged by J.P. Morgan Securities, Inc. We expect to repay a portion of the bridge financing with a portion of the proceeds from this offering.

Fiscal 2000

Cash provided by operating activities in fiscal 2000 was $407 million, an increase of $114 million over fiscal 1999, reflecting the growth in operations and rigorous working capital management. Debt increased by $203 million, as cash required to fund acquisitions, capital expenditures and stock repurchases exceeded cash provided by operating activities.

During the third quarter of fiscal 2000, we entered into two variable rate term loan agreements totaling $125 million, which mature in May 2005. During the fourth quarter, we entered into a $45 million variable rate term loan agreement which matures in July 2003. Proceeds from the term loans were used to repay borrowings under our revolving credit facility. Additionally, during the third quarter, we entered into interest rate swap agreements totaling $300 million (notional amount) which fix the interest rate on a like amount of variable rate borrowings at an average effective rate of 8.1%. The interest rate swaps have terms of one to three years.

During fiscal 2000, we repurchased $53 million of our old Class A common stock and $190 million of our old Class B common stock for $155 million in cash plus installment notes. Additionally, we received approximately $31 million related to the issuance of old Class B common stock to eligible employees, primarily through the exercise of installment stock purchase opportunities.

New Accounting Pronouncements

On June 30, 2001, the Financial Accounting Standards Board (FASB) finalized SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization, rather it will be subject to at least an annual assessment or impairment by applying a fair value based test. We are required to adopt the provisions of this pronouncement no later than the beginning of fiscal 2003. However, goodwill and other intangible assets acquired after June 30, 2001, are subject immediately to the nonamortization and amortization provisions of this statement. We will adopt the nonamortization and amortization provisions of SFAS No. 142 beginning in the first quarter of fiscal 2002. During fiscal 1999, 2000 and 2001, goodwill amortization (pre-tax) was $21.3 million, $22.2 million and $25.4 million, respectively. We are currently evaluating the impact of the transitional goodwill impairment test required by SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are required to adopt the provisions of this pronouncement no later than the beginning of fiscal 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We are required to adopt the provisions of this pronouncement no later than the beginning of fiscal 2003.

We are currently evaluating the impact of both SFAS No's. 143 and 144.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to the impact of interest rate changes and manage this exposure through the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps. We do not enter into contracts for trading purposes and do not use leveraged instruments. The information below summarizes our market risks associated with debt obligations and other significant financial instruments as of September 29, 2000 and September 28, 2001. Fair values were computed using market quotes, if available, or based on discounted cash flows using market interest rates as of the end of the respective periods. For debt obligations, the table presents principal cash flows and related interest rates by expected fiscal year of maturity. Variable interest rates disclosed represent the weighted-average rates of the portfolio at September 29, 2000 and September 28, 2001. For interest rate swaps, the table presents the notional amounts and related weighted-average interest rates by fiscal year of maturity. The variable rates presented are the average forward rates for the term of each contract.

As of September 29, 2000	Expected Fiscal Year of Maturity							
	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
	(US$ equivalent in millions)							
Debt:								
Fixed rate	$25	$25	$25	$300(a)	$150	$467(a)	$992	$951
Average interest rate	6.8%	6.8%	6.8%	6.8%	8.2%	7.1%	7.2%	
Variable rate	$60		$45	$4	$736		$845	$845
Average interest rate	5.8%		8.0%	6.6%	7.6%		7.5%	
Interest Rate Swaps:								
Receive variable/pay fixed	$150	$100	$100					$(4)
Average pay rate	7.0%	7.6%	7.7%					
Average receive rate	6.8%	6.7%	6.7%					

As of September 28, 2001	Expected Fiscal Year of Maturity							
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(US$ equivalent in millions)							
Debt:								
Fixed rate	$31	$25	$300(a)	$150	$300(a)	$172	$978	$997
Average interest rate	6.6%	6.8%	6.8%	8.2%	7.0%	7.2%	7.1%	
Variable rate	$35	$50	$55	$550	$3	—	$693	$693
Average interest rate	6.2%	4.9%	4.2%	4.1%	6.4%		4.3%	
Interest Rate Swaps:								
Receive variable/pay fixed	$100	$100						$(11)
Average pay rate	7.6%	7.7%						
Average receive rate	3.6%	3.5%						

(a)   Each balance includes $300 million of senior notes callable by us at any time.

BUSINESS

Overview

We are a leading provider of a broad range of outsourced services to business, educational, healthcare and governmental institutions and sports, entertainment and recreational facilities. We have leadership positions in food and support services, uniform and career apparel services and childcare and early education. Our strong presence in food service allows us to serve clients in many of the key industrial countries, whose economies represent over 60% of world GDP and which continue to experience substantial growth in the outsourcing services we provide. We plan to continue our growth by capitalizing on this worldwide outsourcing trend, providing our clients with innovative and high quality services and by pursuing acquisitions.

Our objective is to be a world leader in managed services by exceeding our customers' expectations, continuing to grow our business and providing an environment where exceptional people want to work. In the United States, we are the second largest food service company, and in most of the other countries in which we operate, we are among the top three. Our uniform and career apparel business is the second largest in the United States and provides both rental and direct marketing services. Our education business is the second largest in the United States, providing childcare and early education to over 100,000 children. Through our expansive service offerings and geographic presence, our approximately 200,000 employees serve millions of clients and customers in 17 countries around the world, providing services that are key to the successful operations of our clients.

For the fiscal year ended September 28, 2001, we reported sales of approximately $7.8 billion and net income of approximately $176.5 million. Over the past five years, by expanding our food and support service offerings, maintaining a diverse base of existing client relationships and high retention rates, and increasing our uniform capabilities, we have achieved compound annual sales growth of 7.6% and compound annual operating income growth of 9.6%, adjusted to exclude two divested non-core business lines.

The following diagram provides a brief overview of our business:



	Food and Support Services		Uniform and Career Apparel		Educational Resources
Business Groups:	**Food and Support Services**		**Uniform and Career Apparel**		**Educational Resources**
Operating Segments:	**United States**	**International**	**Rental**	**Direct Marketing**	**Educational Resources**
Fiscal 2001 (a): Sales:	$4,782.1	$1,109.3	$995.2	$438.8	$463.3
Operating Income:	$264.7	$39.4	$119.7	$15.6	$25.4
Services:	Food, refreshment, support services, facility maintenance and housekeeping	Food, refreshment, support services, facility maintenance and housekeeping	Rental, sale, cleaning, maintenance and delivery of personalized uniform and career apparel and other items	Direct marketing of personalized uniforms, career apparel and public safety equipment	Infant, toddler, preschool and school age learning programs
Sectors:	Business, educational, governmental and healthcare institutions, sports and entertainment facilities and recreational and other facilities	Principally business; operations are conducted in 16 countries, including the U.K., Germany, Canada, Spain, Mexico, Korea, Japan and Ireland(b)	Business, manufacturing, transportation and service industries	Business, public safety institutions and individuals	Community based childcare centers, programs in public elementary schools, employer on site child care centers and private elementary schools

(a) Dollars in millions. Operating income excludes $25.3 million of corporate and other expenses.
(b) Minority investments in Japan and Ireland.

History

Our business traces its history back to the 1930's, when we began providing vending services to plant employees in the aviation industry in Southern California. In 1959, our founders, Davre J. Davidson and William S. Fishman combined their two businesses to form our predecessor company, which became public in 1960. In the ensuing years, we broadened our service offerings and expanded our client base while retaining our entrepreneurial character. These increased service offerings included our uniform services business, acquired in 1977, and education services, acquired in 1980. Our present ownership structure resulted from a 1984 management buyout. Since 1984, our management and employees have continued to increase their ownership of the company and, directly and through our employee benefit plans, currently own approximately 90% of our equity capital.

Business Strengths

Leading Provider to Growing Outsourced Services Market

We are a leading provider of a broad range of outsourced services to business, educational, healthcare, governmental, sports, entertainment and recreational clients. As a leading provider, we believe we are well positioned to capitalize on the growth of outsourcing worldwide, which we believe has outpaced and will continue to outpace overall economic growth. As many organizations focus on their core activities, they are increasingly outsourcing support functions to improve the quality and consistency of service, provide service innovation and increase cost-effectiveness through the economies of scale achieved by a large service provider. Given the large percentage of these functions that remain self-operated worldwide, we believe this trend represents a substantial growth opportunity for us.

We have a top three market position in food and support services in key developed countries, including the United States, Canada, United Kingdom, Germany, Spain, Mexico and Korea and, in Japan and Ireland, through ownership of minority interests in large food service providers. We believe our capabilities as one of the world's leading providers of outsourced food and support services and our recognized brand name allow us to:

- creatively and effectively meet the needs of our clients at either single or multiple client locations, contributing to high client retention rates;

- expand our existing client relationships by providing additional services; and

- successfully compete for new accounts, including large regional or multi-regional accounts and for special events, such as the Olympic Games, that draw on our international experience.

We are the second largest U.S. provider of uniforms and career apparel services and one of only a small number of uniform providers able to provide a full range of uniform services to our clients across product lines and across the United States. We offer this coast-to-coast service through a network of pick-up and delivery routes, cleaning facilities, distribution centers, as well as through a direct sales force, catalog mailings and telemarketing.

Our Educational Resources business, which accounts for 6% of our sales, is the second largest provider of childcare services in the United States, serving children and their families in 28 states and the District of Columbia.

Broad Portfolio of Services

We believe that the breadth and creativity of our service capabilities, including customized, client specific solutions, position us to meet the needs of clients who increasingly seek a single provider of multiple services. Our food and support services business offers not only food and refreshment services, but, for many clients, also provides a number of other services which enhance the efficient use and maintenance of their facilities. For example, we provide:

- food, dormitory, convenience store and entertainment services to many offshore drilling rigs in the North Sea and the Gulf of Mexico;

- lodging and recreational activities such as tours and boating at many U.S. National Parks, state parks and other recreational locations, including Glen Canyon National Recreation Area at Lake Powell and Denali National Park and Preserve; and

- merchandise and housekeeping services at sports and entertainment facilities such as Fenway Park and Turner Field.

The consumers of our services are primarily employees, students, patients or patrons at our client locations. We match these consumers' diverse preferences with a variety of internally developed and third party brands.

We believe our uniform and career apparel business provides one of the broadest arrays of such products and services available in the United States, serving mechanics for American Airlines, route drivers for Coca-Cola bottling companies, customer service workers at McDonald's and Pizza Hut, nurses, police officers, firefighters and many others. Our comprehensive selection of services enables us to meet the spectrum of our clients' uniform needs, from protecting workers to promoting corporate image. We are well positioned to capitalize on the growing trend of service companies to use personalized employee uniforms to convey a desired company image. Our capabilities include:

- a nationwide pick-up, cleaning and delivery network for rented uniforms and ancillary items consisting of a fleet of vehicles serving approximately 2,700 routes which operate from over 200 laundry and distribution facilities throughout the United States;

- a broad range of career apparel available for purchase, which is sold via catalog, outbound telemarketing, a direct sales force and across the Internet; and

- the ability to design customized uniform programs, manufacture uniforms and personalize our products through direct embroidery of company logos and employee names.

Diverse Client Base and Strong Client Retention

Our large client base, high retention rates and broad array of customers provide us with a diversified source of sales, earnings and cash flow. We have increased operating income in all but one of the last 15 years (in fiscal 1994 operating income declined less than 1%). This performance is due in part to:

- our large client base, which currently includes over two million clients in 17 countries. In fiscal 2001, no individual client represented more than 2% of our sales;

- the diversity of our clients' activities, which include operations in business and industry, education, government, healthcare, sports, entertainment, recreation and corrections; and

- high client retention rates, which are approximately 95% for our food and support service clients and 92% for our uniform rental customers.

Although many contracts are cancelable upon short notice, we believe most clients remain loyal due to our high quality service, and numerous clients have used our services for many years. Clients may also be reluctant to change due to the effort involved, the potential disruption of services provided to their employees and, in some cases, the costs associated with a change in service provider.

Significant Scale and Strong Operating Infrastructure

Our ability to improve operating performance is derived in part from our ability to create economies of scale. Each year we purchase over $1.8 billion of food and related items and purchase or self-manufacture over $400 million of uniform and career apparel. Our size and resulting importance to vendors, manufacturers and distributors allow us to obtain high quality products and services at attractive prices. In our food and support services business, our operating performance benefits from our flexible cost structure and low overall capital needs.

We have developed sophisticated operating systems and procedures, including labor scheduling, route dispatch, computerized menu management and inventory control systems, as well as internal communication and administrative systems. This operating and logistical infrastructure enables us to:

- efficiently manage labor, one of the main components of our cost structure, by providing just-in-time labor deployment to our many locations to meet day-to-day, seasonal and event-specific demands;

- provide efficient administrative support to our managers in the field so they may concentrate on serving clients' needs and identifying and capturing opportunities to expand our service relationships;

- provide facility design services to our clients to improve the customer appeal and effectiveness of their food service facilities; and

- reduce delivery costs in uniform rental and refreshment services by designing efficient route structures.

In addition, our technology infrastructure and centralized administration allow us to efficiently add and integrate new customer locations. For example, following our purchase of Ogden Entertainment in June 2000, during the height of the summer baseball and concert season, we deployed our systems in over 80 sites in a period of four months, transitioned 10,000 employees to our payroll and took over the management of the operations of the business without disruption.

Our uniform services business includes approximately 2,700 pick-up and delivery routes supported by 73 laundry plants and 132 satellite plants and depots in a hub-and-spoke configuration covering all of the top 50 metropolitan statistical areas in the United States. This extensive network allows us to easily and rapidly add clients at low marginal delivery cost.

Entrepreneurial Management Culture and Significant Employee Ownership

Our entrepreneurial culture is fostered by our distinctive management and employee ownership programs, which began over 15 years ago.

- Over 3,500 managers collectively own over 70% of our equity.

- Over 15,000 of our managers and employees collectively own approximately 90% of our equity, directly and through their participation in our benefit plans.

Following this offering and assuming we purchase 10% of our outstanding shares of Class A common stock in the anticipated stock buyback, management and employees will continue, directly and through their participation in our benefit plans, to own approximately 76% of our common stock. Since our December 1984 going private transaction, our employee ownership program has been a critical component of our entrepreneurial culture. Importantly, this high level of ownership has developed in large part through voluntary employee stock purchases. We believe that the high level of continuing ownership effectively aligns our management's and employees' interests with those of our company and its other stockholders. Together with our philosophy of placing profit and loss responsibility at the local manager level and linking managers' compensation to operating performance, this alignment has contributed significantly to our success by focusing our people on the creation of shareholder value through the efficient growth of the business.

Business Strategy

Building on these strengths, we will continue our growth through the following strategies, while maintaining our focus on meeting and exceeding our customers' requirements.

Capitalize on Favorable Outsourcing Trends

Worldwide demand for outsourced food and support services is estimated to exceed $350 billion annually. Notwithstanding this significant demand, a substantial majority of these services worldwide remain self-operated. Our markets continue to grow as more organizations decide to outsource non-core support services, and we believe we are well positioned to capitalize on this trend. Our strategy includes identifying and educating existing and potential clients in current and new sectors on the benefits of outsourcing non-core activities.

The increasing demand for outsourcing services is supported by several factors, led by the increasing strategic desire of business, healthcare, educational, governmental and other organizations to focus on their core

activities. Most of our services are provided directly to key constituencies of our clients such as their employees in the case of business and governmental organizations, students in the case of universities, colleges and schools, patients, staff and visitors in the case of healthcare institutions, and fans and patrons in the case of stadiums, arenas, amphitheaters, convention centers and national and state parks. As these consumers' demands have become more sophisticated and as the responsiveness of our clients to these demands has increased, our clients have increasingly turned to outside service providers to meet these needs. Outsourcing support functions allows our clients to:

- improve the quality and consistency of support services through professional management;

- increase satisfaction of their key constituencies such as employees, students, patients and customers;

- benefit from current, innovative trends in the quality, variety and delivery of these services; and

- improve cost effectiveness through the economies of scale and efficiencies achieved by a leading service provider.

In certain of our sectors, large organizations are increasingly deciding to outsource, having previously provided such services themselves. Some recent examples of our success in capitalizing on new or expanded outsourcing opportunities include the following:

- The Department of Corrections for the State of Florida decided to outsource to us a virtually statewide foodservice contract, increasing the number of facilities we serve from less than ten to 129. We believe this is a significantly underpenetrated sector, as only a few states and the District of Columbia fully outsource their statewide correctional food service.

- In the last three years, we have been awarded national uniform contracts by Boeing, Safeway, Wal-Mart and ConAgra Foods. To our knowledge, there are few national contracts of similar size and scale and, as other companies recognize the benefits of a single source provider, we are well positioned to serve them.

Increase Base Sales Through Expanded Client Partnerships

A key element of our growth strategy is to increase our sales at our existing client locations by:

- increasing the participation in our service offerings by our clients' employees, students, patients, patrons and customers;

- increasing the per capita spending of these consumers; and

- providing additional services to our clients.

We seek to increase consumer participation and per capita spending primarily through innovative marketing and merchandising programs directed at the ultimate consumers of our services. These programs include the extensive use of both internally developed and third party brands. Internally developed brands include PanGeos®, Bene Pizza®, One World Café℠ and Euro Baguettes℠. These brands are implemented across multiple client locations using proprietary menus, signage and merchandising programs. At our client locations, we also serve established third party branded products from Pizza Hut®, Taco Bell®, Subway®, Dunkin' Donuts® and from other well recognized national, regional and local brands.

An example of our product enhancement capability and ability to increase per capita spending is the strategic use of nationally recognized specialty coffee brands such as Starbucks®, Seattle's Best® and Java City™, which satisfies the demand by clients' employees and other constituents for popular brand name products and provides us higher pricing and margin opportunities at our client locations. We believe that by using this strategy, we will continue to increase sales to our existing clients, improve our high retention rates and expand our client base.

We provide a broad array of services and products and plan to expand our sales to existing clients through the provision of additional services. In the food and support services business, our leadership position and

quality reputation position us to provide our clients with facilities, related support services, such as facility operations and maintenance, energy management, housekeeping, custodial, and groundskeeping, among other services we offer.

Our success in continuing to add new services to existing clients is illustrated by the development of our relationship with a prestigious northeastern U.S. university:

- 1987—we began managing the conference center of the university's business school;

- 2000—we added a broad range of food and facilities management services to the university's affiliated healthcare system, serving several hospitals throughout the network; and

- 2001—we contracted to provide food and concession services at the university's athletic fields.

Primarily because of these additional activities, annual sales from this client have grown to more than $30 million. We believe we have many similar opportunities to provide additional services to many of our clients.

Expand Margins by Realizing Additional Operating Efficiencies

From fiscal 1997 through fiscal 2001, we increased our operating income margin by more than 75 basis points. We plan to continue to expand our margins by capitalizing on our increasing scale and further improving our strong operating infrastructure. Our scale and infrastructure allow us to manage effectively our key costs of labor, food and uniforms, which together represented approximately 73% of our operating costs in fiscal 2001. We believe we can continue to expand margins through:

- Labor: Many of our operating initiatives are designed to more efficiently use our work force such as better use of labor scheduling practices, cross training employees to engage in multiple tasks and using technology to simplify food preparation and automate laundry plants.

- Technology: We have implemented food service systems allowing managers at client locations to manage inventory, labor, menu planning and financial reporting more efficiently, so that they may concentrate their efforts on client-related activities. In the uniform businesses, as we expand and upgrade our operations, we are automating our plants to reduce handling, enhance energy efficiency, and simplify processes and procedures. We have also upgraded, and are continuing to invest in, many of the systems we rely on for our centrally administered services such as payroll, billing, receivables management and vendor management.

- Purchasing and inventory management: Through expanded use of centrally negotiated contracts with food manufacturers and distributors, we expect to continue to control quality and consistency in food preparation and simplify operations in order to reduce food costs. In the uniform direct marketing business, we have standardized styles, colors, and sizes available, and regularly review our offerings in order to simplify our operations, improve customer fulfillment and reduce costs.

- Self-manufacturing: As we have developed and expanded our garment manufacturing capability during the last few years, we have reduced the cost of garments. We continue to increase the percentage of garments manufactured and should continue to realize related cost reductions.

Increase Penetration of International Markets

We believe that the size of international markets and their relatively low rates of outsourcing present a substantial growth opportunity. This opportunity has three key elements:

- further penetration in the countries and sectors in which we currently operate, many of which have relatively low penetration rates;

- expansion into additional countries through acquisitions and investments; and

- expansion of our service offerings to include services we provide in the United States.

We plan to expand our presence and penetration in each of the 16 countries outside the United States in which we operate. For example, in Germany, we believe there is substantial opportunity to grow our services in the business sector, where the penetration by outside service providers continues to be relatively low. In addition, we have recently entered both the healthcare and sports, entertainment and recreation sectors in Germany which also have low outsourcing rates. In Japan, through our ownership of a minority interest in the country's second largest food service company, we believe we are well positioned to participate in the considerable future opportunities as outsourcing continues to develop. We expect that the ability to service our clients in multiple countries may grow in importance, and accordingly, our international presence will assist us in meeting these needs.

We believe that acquisitions, strategic alliances and joint ventures are effective in facilitating our entry into new countries. We seek partners based on their existing services, customer relationships, expertise and market prominence. One recent example of this strategy is our entry in fiscal 2001 into a partnership with Dublin-based Campbell Bewley Group, facilitating our entrance into Ireland and expanding our presence in the United Kingdom. We believe that additional opportunities exist for us to make minority investments in independent service providers in markets we seek to penetrate. Our strategy provides us with the benefit of having the continued involvement of an established local partner and may allow us the opportunity to purchase the entire business at an appropriate time. In addition, larger acquisitions are also likely to continue to be a part of our strategy for future growth.

Pursue and Integrate Strategic Acquisitions

We anticipate that a continued consolidation in the worldwide food and support services business and the uniform and career apparel business will create opportunities for us to acquire businesses with complementary geographic and product profiles. We intend to continue to strengthen our existing business through disciplined, selective acquisitions and strategic investments in both the United States and other countries. We have a history of successful acquisitions, including six in the last three years, which we have integrated into our existing operations, while achieving targeted synergies with minimal client losses. We believe our acquisition strategy differentiates us from some of our key competitors who typically do not fully integrate acquisitions, which we believe allows us to achieve efficiencies and deliver high quality services.

Historically, our lack of a publicly traded equity security, our need for funds to repurchase stock from our employee stockholders and our leverage have limited our ability to make some acquisitions. While we will continue to critically evaluate acquisitions subject to strict financial criteria, we believe that this offering will better position us to take advantage of strategic opportunities by providing a publicly traded security and by increasing our financial flexibility.

Food and Support Services

Our food and support services group manages a growing number of interrelated services—including food, refreshment, facility and other support services—for businesses, healthcare facilities, school districts, colleges and universities, conference and convention centers, national and state parks, sports, entertainment and recreational venues and correctional institutions. In fiscal 2001, our Food and Support Services—United States segment generated $4.8 billion in sales, or 61% of our total sales. In fiscal 2001, our Food and Support Services—International segment generated $1.1 billion in sales or 14% of our total sales. Serving tens of thousands client locations, we believe we are a leader in size, capability, quality and innovation in the contract food and support services industry.

We are the exclusive provider of food and beverage management services at most of the facilities we serve and are responsible for hiring, training and supervising substantially all of the food service personnel in addition to ordering, receiving, preparing and serving food and beverage items sold at those facilities. In governmental, business, educational and healthcare facilities (for example, offices and industrial plants, schools and universities and hospitals), our client generally provides us access to customers in the form of employees,

students and patients. At sports, entertainment and recreational facilities, which include convention centers, our clients are responsible for attracting patrons on an event-specific basis. We focus strongly on new business development, client retention and sales growth at existing locations through marketing efforts directed toward customers and potential customers at the client locations we serve. We focus our marketing on increasing customer traffic flow and therefore sales at facilities that we serve.

Industry Overview

The food and support service industry consists of the supply of food and beverage services and facilities services management to a range of clients, including businesses, educational, governmental, correctional and healthcare institutions, and operators of sports, entertainment and recreational facilities in a variety of formats, service levels and price points. We believe that the worldwide food and support service market represents over $350 billion in potential annual sales, the substantial majority of which is currently self-operated.

Although the markets in which we operate are highly fragmented, in recent years the contract food service industry has experienced consolidation and multi-national expansion. We believe that other recent market dynamics in the food and support services industry include:

- continued growth in the outsourcing of food service and facilities management as a result of:

  — clients focusing on their core competencies and outsourcing their non-core activities and services;

  — clients addressing the need to satisfy demanding customers; and

  — clients facing increasing cost pressures and looking for cost-effective alternatives to self-administered food and support activities;

- increasing market penetration by large, well-capitalized participants due to their ability to:

  — offer a broader range of modern, innovative services than local and regional competitors can;

  — provide multi-regional coverage to clients who have a multi-regional or multi-national presence;

  — make infrastructure investments in client locations as necessary; and

  — provide cost-effective services as a result of economies of scale;

- an increase in the retail orientation of food service management due to the proliferation of alternative retail outlets, including quick serve restaurants; and

- a trend toward a single source alternative for all facilities-related outsourcing needs, including food service and facilities support management.

Customers and Services—United States Segment

Our Food and Support Services—United States segment serves a number of customer sectors, distinguished by the types of customers they serve and types of services they offer. No individual client represents more than 2% of our sales, other than, collectively, a number of U.S. government agencies.

Client Sectors	Fiscal 2001 Sales ($ millions)	% of Fiscal 2001 Segment Sales	Types of Services	Types of Clients	Sample Clients
Business	$1,595	33%	On-site restaurants Catering Executive dining rooms Conference center management Vending and coffee services Retail operations	Business/industry	The Boeing Company Electronic Data Systems Corporation (EDS) Eli Lilly and Company Sears, Roebuck & Co
Education	1,276	27	Student and faculty dining Retail operations	Colleges Universities Preparatory schools School districts	Boston University Baylor University Duval County School Board (Jacksonville, FL) Houston Independent School District
Sports & Entertainment	1,092	23	Food and beverage concessions Premium and banquet catering Retail sales National park concessions	Sports and entertainment facilities Convention centers National and state parks	Atlanta Braves/Turner Field Denali National Park and Preserve Gund Arena Las Vegas Convention and Visitors Authority
Other	819	17			
Healthcare:			Patient and staff dining Environmental services Patient transport Retail gift shops	Medical centers Hospitals Regional healthcare systems	Atlantic Health System, Inc. (NJ) Johns Hopkins Bayview Medical Center, Inc. St. Vincent's Hospital and Medical Center (NY)
Correctional:			Food services Commissary services Laundry services	States and counties Municipalities	Arlington County, Virginia Monmouth County, New Jersey State of Kansas Department of Corrections
Facilities Services:			Facilities management Plant operations Energy management Capital program management	Businesses Colleges and schools Healthcare institutions Sports and entertainment venues	The American Museum of Natural History Baylor University Seattle Mariners/Safeco Field
Total	$4,782	100%			

Business. We satisfy the business dining needs of several million people annually at over 1,200 locations, delivering customized solutions to over 500 clients in business and industry. We provide a range of services which includes on-site restaurants, catering, convenience stores, executive dining rooms and conference center management. In addition, we provide many of our food service clients with facilities management services.

We are a leader in vending and coffee services providing over one billion cups of coffee, 140 million cold beverage servings and 100 million snacks a year for business and industry clients at tens of thousands of locations in the United States. We have expanded our service and product offerings to include gourmet coffee and beverage offerings, 'grab and go' food operations, convenience stores, home meal replacement programs and a proprietary drinking water filtration system.

We believe that food services to business and industrial organizations, including vending services but excluding support services, represent at least $30 billion of potential sales annually in the United States. While this sector is well developed relative to others in which we participate, approximately 40% is not yet outsourced.

Sports & Entertainment.   We serve the concessions, premium banquet and catering, retail, merchandise and novelty sales, recreational and lodging needs of millions of people annually at approximately 165 sports, entertainment and recreational facilities. We serve over 35 professional sports arenas and stadiums, 28 convention centers, 14 national and state parks, plus numerous concert venues, entertainment complexes, resorts and other popular tourist attractions across the United States. We are the leading provider to major league sports, serving 44 teams in Major League Baseball, the National Basketball Association, the National Football League and the National Hockey League. We have provided services at many of the highest visibility sporting events in the United States, including the World Series, the Major League Baseball All-Star Game, the Stanley Cup Finals, the NBA All-Star Game and the National Basketball Association Championship Series. We also provide services at highly visible special events, including serving food to the athletes at ten Olympic Games since 1968, including most recently in Sydney, Australia.

We believe that concessions services in the sports and entertainment sector in the United States represent approximately $17 billion of potential sales annually, of which more than 50% are not yet outsourced. A significant source of growth in the sports facilities category has been the increased level of per capita spending on food, beverages and merchandise by attendees of events held at newly constructed or refurbished sports facilities. We estimate that 24 new stadiums and arenas are currently under development or being planned, which does not include existing stadiums and arenas which may be undergoing refurbishment. Management believes that the sports facilities category of the industry will continue to benefit from the construction of new, and the refurbishment of existing, sports facilities.

We own 50% of SMG, a leader in providing outsourced management of public assembly facilities including arenas, stadiums and theaters, as well as convention, exhibition and trade centers. SMG offers services such as event booking and management, cash management, maintenance services and risk management while seeking to maximize the number of events and attendance at such facilities. The approximately 133 facilities managed by SMG are located throughout the United States and also include facilities in Europe, the United Kingdom and Canada.

Education.   We are a leading provider to colleges, universities and preparatory schools, serving over 200 million meals annually to students, faculty and visitors at over 350 institutions. The campus dining marketplace, which was historically focused on residential board plans, has expanded to include more diverse and convenience-oriented retail operations that operate as gourmet coffee outlets and other new points of service offering traditional convenience store items, health and beauty items, snacks and beverages. We believe campus administrators increasingly recognize students as paying customers with sophisticated tastes and preferences who demand greater quality, more menu choices and greater flexibility. Based on these trends, we seek to create an appealing, healthy and attractive dining experience that is designed to enhance the school's reputation while integrating our services into the school's structure and campus life.

We are a leading provider of food services to school districts. We serve more than 325 school systems and districts. We offer our clients solutions to their goal of increasing student participation in school lunch programs, improving service, increasing student satisfaction and achieving cost reductions. Our One World Café[SM] has been established in more than 100 school districts offering student-friendly merchandising, branded concepts and promotional programs. We believe this is an underpenetrated market and that a large number of school districts do not currently outsource their food service. Following the successful outsourcing of food services at school systems in several major cities, such as Chicago, Atlanta and Houston, increasingly large metropolitan school systems are considering outsourcing their food services, and we believe this is a substantial growth opportunity. As an example, the Detroit school district in 2001 made the decision to outsource its food service needs and we were successful in winning this business.

We believe that food and support services to educational institutions represent approximately $18 billion of potential sales annually, and approximately 70% are not yet outsourced.

Healthcare. We are a leader in providing innovative non-clinical support services solutions to hospitals, long-term care facilities and regional healthcare systems. We believe that major healthcare systems will increasingly look to a single supplier for their three primary non-clinical service needs: food service, environmental services and laundry and linen distribution. We estimate that U.S. food and support services to healthcare institutions, not including other non-clinical support services, represent approximately $12 billion of sales annually, with approximately 75% not yet outsourced.

Facilities Services. We are a leader in providing facilities management services that support our business, educational, correctional, healthcare and recreational clients. We work closely with our clients to efficiently maintain and operate their facilities, lower their operating costs and provide quality support services which permits our clients to focus on managing their core activities rather than on managing their environment. Our services include physical plant management and janitorial services, as well as design and consulting services, including capital management consulting services, to enhance the operation of client facilities at the most economical cost. The market is significantly underpenetrated as only a limited number of existing clients outsource these services.

Correctional. We are a leader in correctional food services, providing state, county and municipal clients with improved quality and lower operating costs at more than 325 correctional facilities in 38 states and serving over 325,000 inmates. We believe that food and support services to correctional facilities represent over $2 billion annually, with approximately 70% not yet outsourced. Public demands for increased public sector cost efficiency is prompting many correctional facilities to outsource many of their needs. The size of inmate populations, the number of correctional facilities in the United States and the low outsourcing penetration rates have made this segment one of the fastest growing of the outsourced food service industry. In addition, we believe this is an underpenetrated sector as only a few states currently outsource their statewide correctional systems' food services. We have increased our presence in this sector by recently acquiring certain assets of Correctional Foodservice Management, the food service division of The Wackenhut Corporation.

Customers and Services—International Segment

Our Food and Support Services—International segment provides substantially the same range of customized, high quality managed services provided to our United States clients, but primarily to business and industry clients. In addition, in the international segment, we also provide lodging, food service, commissary and facilities management in remote sites, such as offshore drilling platforms and mining camps. Our international services are provided in three geographical areas: Europe, North America and Asia. Our largest international operations are in Canada, the U.K. and Germany, where we are among the top three largest food service providers. The clients served in each country are typically similar to those served in the United States and vary by country depending upon local market dynamics and conditions. Our sales in this segment were approximately $1.1 billion in fiscal 2001. Not included in our segment sales are the sales of AIM Services, our 27% affiliate and one of the largest food service providers in Japan, the sales of Campbell Catering, our 45% affiliate in Ireland, and the sales of ARAKOR, our South Korean subsidiary, which had been a 49% affiliate until we acquired the remaining 51% in August 2001. We believe that the international market for food and support services is approximately double the size of the United States market, with substantially lower current outsourcing penetration rates.

Purchasing

We negotiate the pricing and other terms for the majority of our purchases of food and related products directly with national manufacturers. We purchase these and other items through SYSCO Corporation pursuant to a national master distribution agreement, as well as from other distributors. SYSCO is responsible for tracking our orders and delivering products to our specific locations. This relationship provides our location managers with the ability to order high quality food and non-food products at competitive prices while relieving our managers of many of the details of purchasing and distribution activities. We receive volume discounts from SYSCO, based on the overall volume of purchases we make from SYSCO, including SYSCO-based products. Our location managers also purchase a number of items, including bread, dairy products and alcoholic beverages from local suppliers, and we purchase certain items directly from manufacturers.

Our distribution agreements with our suppliers are generally for an indefinite term, subject to termination by either party after a notice period, which is generally 120 days. The pricing and other financial terms of these agreements are renegotiated periodically. We have had distribution agreements with SYSCO for more than 10 years. Our current agreement with SYSCO is terminable by either party with 120 days notice.

Our relationship with SYSCO is important to our operations. In fiscal 2001, SYSCO distributed approximately 55% of our food and non-food products in the United States (approximately 37% of our consolidated purchases of food and non-food products), and we believe that we are one of SYSCO's largest customers. However, we believe that the products acquired through SYSCO can, in all significant cases, be purchased through other sources and that termination of our relationship with SYSCO or any disruption of SYSCO's business would cause only short-term disruptions to our operations.

Sales and Marketing

We maintain sales organizations focused on each specific client or service sector that are responsible for: identifying and pursuing potential new business opportunities, analyzing and evaluating such opportunities together with our operational and financial management and developing specific contract proposals. In addition to our professionals dedicated exclusively to sales efforts, our food and support field management shares responsibility for identifying and pursuing new sales opportunities, both with the clients for which they are directly responsible and for potential clients in their geographic area of responsibility. In addition, in several of our markets we also have dedicated sales retention teams.

Our marketing efforts are directed primarily toward increasing our business with existing clients as well as obtaining business from new clients. We regularly develop and offer innovations in products and services for our clients that allow us to grow sales at existing locations while enhancing value to those clients and their customers or employees by tailoring new offerings to their needs.

Types of Contracts

We use three general contract types in our food and support services segments: profit and loss contracts, profit sharing contracts and management fee contracts. These contracts differ in their provision for the amount of risk that we bear and potential compensation, profits or fees we may receive. Many of our contracts contain characteristics of more than one of the three general types of contracts described below. Commission rates and management fees, if any, may vary significantly among contracts based upon various factors, including the type of facility involved, the term of the contract and the services we provide and the amount of capital we invest. Generally, our contracts require that the client's consent be obtained in order to raise prices on the food, beverages and merchandise we sell within a particular facility.

Profit and Loss Contracts. Under profit and loss contracts, we receive all of the revenue from and bear all of the expenses of the provision of our services at a client location. Under this type of contract, we assume the downside risk of the operation while benefiting from any potential upside benefit. Expenses under profit and loss contracts sometimes include commissions paid to the client, typically calculated as a percentage of various categories of sales, and, in some cases, require minimum guaranteed commissions. While we often benefit from greater upside potential with a profit and loss contract, we are responsible for the operating costs and consequently bear greater risk than with a management fee or profit sharing contract. The majority of our contracts fall into this category.

Profit Sharing Contracts. Under profit sharing contracts or limited profit and loss contracts, we may receive either a percentage of any profits earned from the provision of our services at the facility or a fixed fee after deducting expenses, and we generally receive no payments if there are losses. Approximately half of our business service clients partially subsidize our food service operations for the benefit of their employees.

Management Fee Contracts. Under management fee contracts, we receive a management fee, typically calculated as a fixed dollar amount or a fixed or variable percentage of various categories of sales. Some management fee contracts entitle us to receive incentive fees based upon our performance under the contract, as measured by factors such as sales or operating costs. We are reimbursed for substantially all of our costs and charges under these contracts. Both our upside potential and downside risk are reduced.

The length of contracts that we enter into with clients varies. Business, campus and healthcare support services are generally provided under contracts of indefinite duration, which may be subject to termination on short notice by either party without cause. Contracts in other businesses generally are for fixed terms, some of which may be well in excess of one year. Client contracts for sports, entertainment and recreational services typically require capital investments, but have correspondingly longer and fixed terms, usually from five to 15 years.

When we enter into new contracts, or extend or renew existing contracts, particularly those for stadiums, arenas, convention centers and other sports, entertainment and recreational facilities, we are sometimes contractually required to make some form of up-front or future capital investment to help finance facility improvement construction or renovation. Contractually required capital expenditures typically take the form of investment in leasehold improvements, food service equipment and/or grants to clients. At the end of the contract term or its earlier termination, assets such as equipment and leasehold improvements typically become the property of the client, but generally the client must reimburse us for any undepreciated or unamortized capital expenditures.

Contracts within the food and support services group are generally obtained and renewed either through a competitive process or on a negotiated basis. We selectively bid on contracts to provide services at facilities within the private and public sectors with contracts in the public sector frequently being awarded on a competitive bid basis under the requirements of applicable law. Contracts for food services with school districts and correctional clients are typically awarded through a formal bid process. Contracts in the private sector may be entered into on a less formal basis, but we and other companies will compete in the process leading up to the contract.

Competition

There is significant competition in the food and support services business from local, regional, national and international companies, as well as from businesses, healthcare institutions, colleges and universities, correctional facilities, school districts and public assembly facilities. These institutions may decide to operate their own services following the expiration or termination of contracts with us or with our competitors. In our U.S. Food and Support Services business, our major external competitors include other multi-regional food service providers, such as Compass Group plc, Delaware North Companies Inc., Fine Host Corporation, Sodexho Alliance SA and Volume Services America, Inc. Internationally, our major food service and support service competitors in the outsourced market include Compass Group plc, Elior SA, International Service System A/S, Pedus Service and Sodexho Alliance SA. We also face competition from many regional and many local service providers, some of which are well-established within a specific region or country.

While the markets in which we operate continue to be highly fragmented, in recent years the contract food service industry has experienced consolidation and multi-national expansion. Recently, Sodexho Alliance has completed significant acquisitions in the United States and France and recently completed a tender offer to acquire the majority position of Sodexho Marriott Services Inc., which it did not already own. Likewise, Compass Group recently completed several transactions in the United Kingdom and the United States.

We believe that the principal competitive factors in our business include:

- quality and breadth of services and management talent;
- service innovation;
- reputation within the industry;
- pricing; and
- the ability to make capital investments.

We believe that the breadth and creativity of our food and support services capabilities are competitive strengths, enabling us to meet the needs of clients seeking a single provider of multiple services. We also

believe that our entrepreneurial stockholder/managers enhance these strengths by driving service innovations to improve the quality and consistency of our services. These factors lead to a level of customer satisfaction that fosters a reputation for excellence in the industry. We further believe that our scale and strong operating infrastructure are competitive strengths.

Seasonality

Our sales and operating results have varied, and are expected to continue to vary, from quarter to quarter as a result of different factors. Within our United States Food and Support Services segment, there is a lower level of activity during the first and second fiscal quarters in the generally higher margin sports, entertainment and recreational services. This lower level of activity is partially offset during our first and second fiscal quarters by the increased provision of campus and school support services. Conversely, there is a significant increase in the provision of sports, entertainment and recreational services during the third and fourth fiscal quarters, which is partially offset by the effect of summer recess at colleges, universities and schools. Similar, but less pronounced seasonal factors, affect our international Food and Support Services segment.

Uniform and Career Apparel

Overview

Our Uniform and Career Apparel Group provides uniforms, career and image apparel, equipment, work clothes and accessories to meet the needs of clients in a wide range of industries in the United States, including manufacturing, transportation, construction, restaurants and hotels, public safety and healthcare industries and many others. We supply garments, other textile and paper products, public safety equipment and other accessories through rental, purchase and direct mail programs to approximately two million individuals and businesses each year. The combined rental and direct sales market in the United States totals approximately $18 billion, including garments and other textile products but not including an additional $6 to $7 billion of uniforms sold to individuals through retail channels.

Customers use our uniforms to meet a variety of needs, including:

- establishing corporate identity and brand awareness—uniforms help identify employees working for a particular company or department and promote a company's brand identity. Uniformed employees are perceived as trained, competent and dependable, and uniforms provide a professional image of employees by enhancing the public appearance of those employees and their company;

- protecting workers—uniforms help protect workers from difficult environments such as heavy soils, heat, flame or chemicals;

- protecting products—uniforms help protect products against contamination in the food, pharmaceutical, electronics and health care industries; and

- retaining employees—uniforms enhance worker morale and help promote teamwork.

Uniform and Career Apparel—Rental Segment

Our Uniform and Career Apparel—Rental segment provides a full service employee uniform solution, including design, sourcing and manufacturing, delivery, cleaning and maintenance. We rent or lease uniforms, career and image apparel, work clothing, outerwear, particulate-free garments and additional textile and related products to businesses in a wide range of industries throughout the United States. Our uniform products include shirts, pants, jackets, coveralls, jumpsuits, smocks, aprons and specialized protective wear. We also offer non-garment items and related services, including industrial towels, floor mats, mops, linen products, as well as paper products and safety products. Our uniform business is the second largest in the United States, generating $995 million in sales, or 13% of our total fiscal 2001 sales. In addition to our United States operations, we own a minority interest in ARATEX Corporation, which provides uniform rental services in Japan.

The outsourcing of career apparel needs through a uniform rental program offers customers advantages over ownership. Renting eliminates investment in uniforms and the related costs associated with employee turnover, offers flexibility in styles, colors and quantities as customer requirements change, assures consistent professional cleaning, finishing, repair and replacement of items in use and decreases expense and management time necessary to administer a uniform program. Centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garments and garment services than customers could be by themselves. We believe that of the approximately 140 million person U.S. civilian workforce, approximately 30 million workers wear some type of uniform, and of these only 20% currently use a rental service for their uniforms.

Customers and Services

Our Uniform and Career Apparel—Rental segment serves businesses of all sizes in many different industries. We have a diverse customer base, serving more than 300,000 customer locations in 39 states from over 200 service locations and distribution centers nationwide. Our customers include companies such as American Airlines, Inc., Safeway, Inc. and Wal-Mart Stores, Inc. We offer a range of garment rental service options, from full-service rental programs in which we clean and service garments and replace uniforms as needed, to lease programs in which garments are cleaned and maintained by individual employees. We also clean and service customer-owned uniforms.

As part of our full service rental business, we design and choose fabrics, styles and colors specific to a customer's needs. We stock a broad product line of uniforms and career apparel. We typically visit our customers' sites weekly, delivering clean, finished uniforms and, at the same time, removing the soiled uniforms or other items for cleaning, repair or replacement as necessary. Under our leasing program, we provide the customer with rental garments which are cleaned either by the customer or individual employees. This program is ideal for customers operating in low soil environments. This program also benefits clients by reducing their capital investment in garments. We administer and manage the program, and repair and replace garments as necessary.

Our cleanroom service offers advanced static dissipative garments, barrier apparel, sterile garments and cleanroom application accessories for customers with contamination-free operations in the technology, food, healthcare and pharmaceutical industries. We provide reusable and disposable garment programs and were the first national cleanroom garment provider to have ISO-9002 certification at all of our cleanrooms. We believe we are a recognized leader in the highly specialized and exacting cleanroom garment industry.

Operations

We operate our uniform rental business as a hub-and-spoke network of plants and depots in strategic locations. This network is comprised of 73 laundry plants and 132 satellite plants and depots supporting approximately 2,700 pick-up and delivery routes. We lease and operate a fleet of approximately 4,300 service vehicles that pick up and deliver uniforms for cleaning and maintenance.

We operate a fabric cutting facility in Georgia and sewing plants in Puerto Rico and Mexico, which satisfy a substantial amount of our standard uniform inventory needs. We also purchase additional uniform and textile products as well as equipment and supplies from several domestic suppliers and, to some extent, from non-domestic suppliers. The loss of any one vendor would not have a significant impact on us.

We have undertaken several initiatives in the last several years to improve operating efficiency and cut costs in our uniform rental business. For example, in fiscal 2000 we opened new manufacturing facilities to source more of our garments in-house and reduce garment costs. Further, we have invested, and continue to invest, in automated equipment and processes in our laundry facilities, which we believe will improve throughput and reduce labor costs.

Sales and Marketing

We locate our plants and depots in areas characterized by expanding industries and economic growth. We employ more than 300 trained sales representatives whose sole function is to sell our services to potential customers and develop new accounts through the use of an extensive, proprietary database of pre-screened and qualified business prospects. However, our more than 3,000 customer service representatives and approximately 500 district managers are active salespersons as well. We build our brand identity through local advertising, promotional initiatives and through our distinctive service vehicles. Our customers frequently come to us through client referrals, either from our uniform rental business or from our other service sectors. Our customer service representatives generally interact on a weekly basis with their clients, while our support personnel are charged with expeditiously handling customer requirements regarding the outfitting of new customer employees and other customer service needs.

In connection with the provision of our services, we have developed or acquired long-standing brand name recognition through our ApparelOne®, WearGuard and Crest® uniform programs. Our ApparelOne program assists customers in meeting their specific needs by offering quality and brand name products through a combination of rental, lease or purchase options. We customize the program on an individual client basis to offer a single catalog and/or website specifically tailored to the client's needs.

Types of Contracts

We typically serve our rental customers pursuant to written service contracts for an initial term of three to five years. While customers are not required to make an up-front investment for their uniforms, in the case of non-standard uniforms and certain specialty products or programs, customers do agree to reimburse us for our costs if they terminate their agreement before completion of the current service term.

Competition

Although there is a continuing trend towards consolidation in the United States, the rental markets we serve are highly fragmented, and competition varies from location to location. Much of the competition consists of smaller local and regional firms, however, our major competitors include Cintas Corporation, G&K Services, Inc. and Unifirst Corporation. We believe that the primary competitive factors that affect our operations, in order of importance, are quality, service, design consistency of product, garment cost and distribution capability, particularly for large multi-location customers, and price. We believe that our ability to compete effectively is enhanced by the quality and breadth of our product line.

Uniform and Career Apparel—Direct Marketing Segment

Our Uniform and Career Apparel—Direct Marketing segment designs, sells and distributes personalized uniforms, rugged work clothing, outerwear, business casual apparel, and footwear, public safety equipment and accessories through mail order catalogs, websites, telemarketing and field sales representatives. In fiscal 2001, this segment generated $439 million in sales, or 6% of our total company sales, substantially all in the United States. Teamed with our rental business, our direct marketing enables us to provide a total uniform solution to our clients.

After experiencing declines in operating results in fiscal 1998 and 1999, we have recently repositioned our direct marketing businesses. At WearGuard, we reduced the number of our catalog mailings while increasing our telemarketing efforts to shift our emphasis to business-to-business sales. In our Galls business we recently completed the integration of a new warehouse into our distribution network and, after a year of operating difficulties, we have increased the efficiency of this unit. We also have recently completed the integration of WearGuard with Crest. Our operating performance in our direct marketing business improved in fiscal 2000 and fiscal 2001.

Customers and Services

WearGuard-Crest. We are a leading national distributor of distinctive image apparel, which include uniforms and work clothing, to workers in a wide variety of industries including construction, utilities, repair and maintenance services, restaurant and hospitality and healthcare. The combination of these two operations allows us to deliver expanded services to customers through catalog, web and telemarketing sectors.

- WearGuard. With its recognized brand name, WearGuard is America's largest direct mail and telemarketing retailer of work clothes, serving personalized work clothing needs for almost 50 years. WearGuard designs and embroiders personalized uniforms and logos for customers through an extensive computer assisted design center and distributes work clothing, outerwear, business casual apparel and footwear throughout the United States. Our customer service function is further supported by our management information systems, which provide our personnel with access to information on the status of customers' orders, inventory availability and shipping information, as well as information regarding customers' individual employees, including names, sizes, uniform styles and colors.

- Crest. Crest is a leading designer and distributor of uniform apparel programs to the restaurant, hotel and healthcare industries. Crest is a leading supplier to the quick service restaurant industry and is the largest domestic supplier of uniforms to McDonald's Corporation.

Galls. Galls is the country's largest mail order supplier of uniforms and equipment to public safety professionals and is currently celebrating its 30th year of service. This business caters to the special needs of people involved in public safety, fire fighting, correctional, and emergency medical services. Galls markets uniforms, equipment and accessories under the Galls®, DynaMed and other well-known brand names to over one million individuals and public safety departments and private safety agencies.

Operations

We conduct our direct marketing activities principally from our facilities in Norwell, Massachusetts, Roanoke, Virginia and Lexington, Kentucky. Customer orders are filled by our warehouse personnel and generally shipped directly to customers within one business day. None of our customers represents individually a material portion of our sales. We manufacture a significant portion of our uniform requirements and offer a variety of customized personalization options such as embroidery and logos. We also purchase uniforms and other products from a number of domestic and international suppliers.

In the last few years, we have undertaken several initiatives to reduce operating costs in our direct marketing operations and provide better service to our clients. By reducing the number of WearGuard catalogs in circulation and increasing our business telemarketing sales force, we shifted our sales focus from the less profitable individual consumer to the business purchaser. We have also sourced more of our garments from our own manufacturing facilities to reduce the cost of garments and simplify operations. We have integrated and streamlined our WearGuard and Crest operations, consolidating operating personnel and distribution at one location. As part of this process, we reviewed our product offering and reduced the number of items offered by eliminating redundant and low-volume items.

Sales and Marketing

Our direct marketing operations distribute approximately 25 million catalogs annually to approximately ten million existing and prospective customers. Catalog distribution is based on the selection of recipients in accordance with predetermined criteria from customer lists developed by WearGuard and Galls as well as those purchased or rented from other organizations. Our substantial in-bound and out-bound telemarketing operations are staffed by approximately 580 trained professionals. We also sell across the Internet at www.wearguard.com and www.galls.com.

Types of Contracts

Because the bulk of our customers purchase on a recurring basis, our backlog of orders at any given time consists principally of orders in the process of being filled. With the exception of certain governmental bid business, most of our direct marketing business is conducted under invoice arrangement with repeat customers.

Competition

The direct sales markets we serve are highly fragmented. We believe that the primary competitive factors that affect our direct marketing operations are quality, service, design consistency of products, distribution and price. There are other companies in the uniform, work clothing or public safety direct marketing business that have financial resources comparable to ours. Much of the competition consists of smaller local and regional companies and numerous retailers, including some large chain apparel retailers, as well as numerous catalog sales sources.

Seasonality

Due to a number of factors, primarily related to the weather in the northern tier of the United States and the Thanksgiving-Christmas holiday period, there is a seasonal increase in the sales of directly marketed work clothing during our first fiscal quarter.

Educational Resources

We are the second largest provider of for-profit childcare services in the United States, operating community-based and employer on-site childcare centers and elementary schools and before and after school programs on the premises of elementary schools. Since 1969 we have served the childcare and early education markets, providing education to children between the ages of six weeks and 12 years. We operate the highest percentage of childcare centers accredited by the National Association for the Education of Young Children (NAEYC) among the major community childcare providers. Our Educational Resources segment employs approximately 17,000 individuals across 28 states and the District of Columbia, serving more than 100,000 children at more than 1,200 locations. In fiscal 2001, our Educational Resources segment generated $463 million in sales, or 6% of our total sales.

Customers and Services

Our Educational Resources segment provides parents with a comprehensive set of educational choices: early care and education, work/life partnerships and school partnerships. We also operate eight private elementary schools in seven states under the Meritor Academy and Warren Walker brand names.

Early Care and Education. Branded under the name Children's World, our early care and education business serves approximately 75,000 children from 50,000 households at 613 centers. Our largest presence is in Minneapolis (43 centers), Denver/Boulder (48 centers), Chicago (46 centers) and Dallas/Fort Worth (40 centers). We seek to differentiate ourselves from our competitors by focusing on enriched educational content, particularly when compared with the standard childcare option offered by local providers.

Our typical Children's World center is configured for 100 to 180 children, contains five to seven classrooms and a full-service kitchen and outdoor play area. We are pursuing a strategy to build or acquire new centers in newer upper-middle to upper income suburban areas with high concentrations of dual-income families. Generally, our customers have had a previous childcare experience and choose center-based care within a two-to-five mile radius of their homes in order to provide their children with educational preparation, socialization and safety.

We believe that a significant percentage of new business is the result of direct referrals from existing customers. In addition to marketing directly to families, we also seek to enter into preferred customer agreements with particular employers, which provide a discount for their employees.

Work/Life Partnerships.   Our work/life partnerships business offers a variety of childcare services to employers at 30 employer-based sites, and corporate relationships are offered at our community locations under the brand name ARAMARK Work/Life Partnerships.

School Partnerships.   Our school partnerships business provides before and after-school enrichment programs, pre-school programs, such as pre-math, pre-reading and early science, kindergarten enrichment and summer camps at 575 sites under the brand name Medallion. These services are usually provided on-site at elementary schools.

Competition

The childcare and early educational services market is highly fragmented and competitive. We believe the significant competitive factors for educational services include quality of care, reputation, location, physical appearance at facilities, types of programs offered and price. We face significant competition from local nursery schools and childcare centers, including church-affiliated and other non-profit centers, such as the YMCA; other for-profit, center-based childcare providers; providers of childcare services operating out of homes; in-home care provided primarily by nannies and relatives; and preschool, kindergarten and before and after school programs provided by public schools, as well as state or locally operated preschools. There are also several national, such as KinderCare Learning Centers and La Petite Academy, or regional for-profit companies with sizeable numbers of centers and similar economies of scale in curriculum development, marketing and site development.

Seasonality

Operations of our Educational Resources segment typically follow a seasonal cycle linked to the elementary school calendar and holiday periods. New enrollments are highest in the mid-August to mid-September period, coinciding with the start of the school year. Enrollment typically builds throughout the school year, reaching a peak in April or May. Enrollment in the summer months is generally lower as parents choose from a greater number of summer camp and other childcare options.

Employees of ARAMARK

As of September 28, 2001, we had a total of approximately 200,000 employees, consisting of approximately 124,000 full-time and approximately 76,000 part-time employees in our five business segments. The number of part-time employees varies significantly from time to time during the year due to seasonal and other operating requirements. We generally experience our highest level of employment during the fourth quarter. The approximate number of employees by segment is as follows: Food and Support Services—United States: 133,000; Food and Support Services—International: 35,000; Uniform and Career Apparel—Rental: 13,000, Uniform and Career Apparel—Direct Marketing: 2,200; and Educational Resources: 16,500. In addition, the ARAMARK corporate staff is approximately 115 employees. Approximately 33,000 employees in the United States are covered by collective bargaining agreements. We have not experienced any material interruptions of operations due to disputes with our employees and consider our relations with our employees to be satisfactory.

Governmental Regulation

We are subject to various governmental regulations, such as environmental, employment and health and safety. In addition, our facilities and products are subject to periodic inspection by federal, state, and local authorities. We have installed various internal controls and procedures designed to maintain a high level of compliance with these regulations. The cost of our compliance programs is not material, but is subject to additions to or changes in federal or state legislation, or changes in regulatory implementation or interpretation of government regulations. If we fail to comply with applicable laws, we could be subject to civil remedies, including fines and injunctions, as well as potential criminal sanctions.

Food and Support Services Segments

Our operations are subject to various governmental regulations, such as those governing:

- the service of food and alcoholic beverages;

- minimum wage and employment;

- governmentally funded entitlement programs;

- environmental protection; and

- human health and safety.

While there are a variety of regulations at various governmental levels relating to the handling, preparation and serving of food, including in some cases requirements relating to the temperature of food, and the cleanliness of the kitchen and the hygiene of its personnel, these regulations are enforced primarily at the local public health department level. We cannot assure you that we are in full compliance at all times with all applicable laws and regulations. Furthermore, additional or amended regulations in this area may significantly increase the cost of compliance.

In addition, various federal and state agencies impose nutritional guidelines and other requirements on us at certain of the education and corrections facilities we serve. There can be no assurance that federal or state legislation, or changes in regulatory implementation or interpretation of government regulations, would not limit our activities in the future or significantly increase the cost of regulatory compliance.

Since we serve alcoholic beverages at many sports, entertainment and recreational facilities, including convention centers, we also hold liquor licenses incidental to our contract food service business and are subject to the liquor license requirements of the states in which we hold a liquor license. As of September 28, 2001, we and our subsidiaries held liquor licenses in 40 states.

Typically, liquor licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of our operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses to date. The failure to receive or retain a liquor license in a particular location could adversely affect our ability to obtain such a license elsewhere. A few of our contracts require us to pay liquidated damages during any period in which our liquor license for the relevant facility is suspended and most contracts are subject to termination in the event that we lose our liquor license for the relevant facility.

Our service of alcoholic beverages must also comply with applicable state, provincial and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as one who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the patron. We sponsor regular training programs to minimize the likelihood of such a situation although we cannot guarantee that intoxicated or minor patrons will not be served or that liability for their acts will not be imposed on us.

Uniform and Career Apparel Segments

Our uniform rental segment is subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent wastewater and other residues through publicly operated treatment works or similar government bodies and are subject to volume and chemical discharge limits and penalties and fines for non-compliance. We are attentive to the environmental concerns surrounding the disposal of these materials and have through the years taken measures

to avoid their improper disposal. In the past, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to rectify the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third party actions such as tort suits.

We do not anticipate any material capital expenditures for environmental remediation that would have a material effect on our financial condition, and we are not aware of any material non-compliance with environmental laws.

Educational Resources Segment

Center Licensing Requirements.   Our childcare centers are subject to numerous state and local regulations and licensing requirements which generally cover the fitness and adequacy of buildings and equipment, the ratio of staff personnel to enrolled children, staff training, record keeping, the dietary program, the curriculum and compliance with health and safety standards. Some changes, such as increasing the ratio of staff to enrolled children, can result in significantly increased costs to operate our business. If one of our centers fails to comply with applicable regulations, that center could be subject to state sanctions. These sanctions may include fines, corrective orders, placement on probation or, in more serious cases, suspension or revocation of the center's license to operate or all of our centers' licenses to operate in that state. Changes in the regulatory frameworks within which we operate may cause us to incur substantial costs in order to comply.

Childcare Tax Incentives.   Tax incentives for childcare programs potentially can benefit us. Section 21 of the Internal Revenue Code of 1986 provides a federal income tax credit ranging from 20% to 30% of specified childcare expenses. For eligible taxpayers with one child, a credit can be claimed on a maximum of $2,400 of eligible expenses. For eligible taxpayers with two or more children, a credit can be claimed on a maximum of $4,800 of eligible expenses. The fees paid to us by eligible taxpayers for childcare services qualify for these tax credits, subject to the limitations of Section 21 of the Code. However, these tax incentives are subject to change.

Childcare Assistance Programs.   During fiscal 2001, approximately 15% of this segment's net sales were generated from federal and state childcare assistance programs, primarily the Childcare and Development Block Grant and Social Services Block Grant. These programs are designed to assist low-income families with childcare expenses and are administered through various state agencies. Although additional funding for childcare may be available for low-income families as part of welfare reform, there is no assurance that we will benefit from any such additional funding.

Intellectual Property

We have the patents, trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. Other than the ARAMARK name, we do not consider our patents, trademarks, trade names and licenses to be material to the operation of our business.

Information Systems

We believe the timely and accurate measurement and reporting of client activity is important to our success and, therefore, technology is a key part of our infrastructure. Information about customer preferences is

used primarily to customize our service offerings to the needs of our clients. Each of our segments operates separate, and in some cases numerous, systems tailored to meet the specific service needs of their client base.

Our various business groups have worked to develop specific applications for their and their clients' particular requirements. Examples include labor scheduling, food production and inventory management, cashless payments, point of sale, suite catering, childcare center management and uniform rental route accounting systems. In addition to our general management information systems, we utilize Hyperion financial tools to aggregate financial data across our business segments. This data is used to develop and analyze our consolidated financial results, as well as for control, budgeting and planning.

During 1999 and 2000, our Food and Support Services—United States segment invested more than $65 million to completely upgrade its information technology infrastructure. In addition, our Uniform and Career Apparel—Rental segment is currently upgrading its systems, and this project is scheduled for completion within the next 12 months at an estimated cost of $8 million.

Properties

Our principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107. Our principal real estate is comprised primarily of educational and childcare facilities, of which a significant number are held under long-term operating leases. As of September 28, 2001, we operated approximately 652 facilities in our educational resources segment. Of these, 493 are leased, 136 are owned and 23 are managed for third parties. Some leases provide for contingent rent if the center's operating revenue exceeds a specified base level. Generally, the leases provide for renewal options under the same terms and conditions. We believe that if we were unable to renew the lease on any of these facilities, other suitable facilities would be available to meet our needs. As of September 28, 2001, we operated approximately 200 facilities in our uniform and career apparel segments. Of these, approximately half are leased and approximately half are owned. We also maintain other real estate and leasehold improvements, which we use in the uniform and career apparel and food and support services segments. No individual parcel of real estate owned or leased is of material significance to our total assets.

Legal Proceedings

We are presently engaged in discussions with the U.S government towards a civil settlement and resolution of a grand jury investigation in Illinois involving our school support services business. The investigation has been conducted by the United States Attorneys' Offices in the Southern District of Illinois, with assistance from the United States Department of Agriculture's Office of Inspector General. The investigation relates to whether certain pricing practices in connection with the management services provided by us to public school food service programs are consistent with United States Department of Agriculture regulations. A grand jury subpoena was also issued out of the Eastern District of Missouri. As of November 1, 2001, we are currently negotiating a settlement of certain of the matters raised in the Illinois investigation and we do not believe that the settlement currently being discussed will have a material adverse effect on us. During these negotiations, all investigative activities have been stayed. With respect to any matters that will not be resolved by the settlement, we believe that our interpretation of the applicable government regulations is correct and if any claims were to be pursued, we would vigorously pursue our defenses. However, we can give no assurance that the outcome of any such claim would not have a material adverse effect on us. Recently, a civil complaint alleging breach of contract, common law fraud and common law civil conspiracy has been filed on behalf of the East St. Louis School District seeking the certification of a class action for the restitution to all school districts served by us of the value of federally donated commodities and discovery has just recently commenced. We intend to vigorously defend ourselves against these claims. However, we can give no assurance that the outcome of any such claim would not have a material adverse effect on us.

Our uniform rental segment is subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of water wastes and other substances. A subsidiary of ARAMARK, as a result of activities of acquired businesses prior to their acquisition by us, has been identified as a potentially responsible party, along with numerous other parties, for cleanup of a Superfund site in Monterrey, California. In September 2001, the subsidiary entered into a consent decree in which it agreed to pay $1.2 million to fully settle the matter. We engage in informal settlement discussions with federal, state and local authorities regarding allegations of violations of environmental laws at operations relating to our uniform rental segment or to businesses conducted by our predecessors, the aggregate amount of which and related remediation costs would not have a material adverse effect on our financial condition or results of operations.

From time to time, we are a party to various legal actions involving claims incidental to the normal conduct of our business, including actions by clients, customers and employees, but we do not believe that any such actions are likely to be, individually or in the aggregate, material to our business, financial condition, results of operations or cash flows.

RECENT DEVELOPMENT

The ServiceMaster Acquisition

On November 30, 2001, we acquired ServiceMaster Management Services. Upon closing we paid $790.6 million in cash, subject to post-closing adjustments.

We believe that the ServiceMaster Management Services acquisition is a significant strategic acquisition for us. We believe the acquisition will further enhance our leadership position in outsourced services by making us a more effective competitor for facility management services accounts. We believe the acquisition will provide us with strategic benefits including:

- opportunities to cross-sell: facility management services to our existing clients, clinical equipment maintenance services to our existing healthcare clients, and food and support services and other outsourced services to ServiceMaster Management Services' existing clients;

- cost synergies including selling, general and administrative synergies, and synergies resulting from sharing of best practices, such as our purchasing practices; and

- infusing our entrepreneurial culture and our business-to-business focus to improve service quality and client retention at ServiceMaster Management Services.

Business of ServiceMaster Management Services.   ServiceMaster Management Services and its related entities provide a variety of facility management services to the healthcare, education and business and industry client sectors. These services are provided nationwide and include the management of housekeeping, plant operations and maintenance, laundry and linen, grounds keeping and landscaping, clinical equipment maintenance, food service, engineering consulting services relating to building operations, materials management and total facility management. ServiceMaster Management Services also has operations in Canada and maintains licensing arrangements with local service providers in approximately 25 other countries.

ServiceMaster Management Services generally provides management services to supervise clients' labor forces under fixed price or similar contracts. In a portion of the contracts, it shares with the client the benefit from cost savings and efficiencies it realizes over the agreed budget but bears the risk of costs incurred in excess of the agreed budget.

Healthcare.   ServiceMaster Management Services is a leading provider of supportive management services, including the management of housekeeping, clinical equipment maintenance, food services, plant operations and maintenance, laundry and linen, grounds and landscaping and the provision of total facility management to hospitals, healthcare systems, long term care communities and other healthcare organizations. ServiceMaster Management Services also provides consulting services to healthcare clients, including assessments of supply chain, equipment, food service and other hospital-based services. ServiceMaster Management Services serves approximately 850 clients in the healthcare sector. Significant clients in the healthcare sector include Mt. Sinai Hospital in New York and University of Virginia Medical Center.

Education.   ServiceMaster Management Services is a leading provider of plant operations and maintenance, custodial and grounds management and landscape services to primary schools, secondary schools and school districts, private specialty schools and colleges and universities. ServiceMaster Management Services serves approximately 300 educational clients. Significant clients in the education sector include Princeton University and Houston Independent School District.

Business and Industry.   ServiceMaster Management Services is a leading provider of plant operations and maintenance and custodial and grounds management services to business and industry clients, serving approximately 400 clients.

Services provided include facility operations and maintenance, groundskeeping and landscaping, housekeeping, production equipment maintenance and cleanroom services to corporate headquarters, manufacturing plants and distribution centers. Services provided to the business and industry client sector also include housekeeping, facility maintenance, contract staffing, pest management and grounds care, as well as other specialized services, to clients in the food processing industry. In addition, ServiceMaster Management Services provides certain airport auxiliary services, transportation related services and temporary placement services.

Financings.   We financed our acquisition of ServiceMaster Management Services and related expenses by borrowing approximately an additional $200 million under our existing senior revolving credit facility and $600 million under a new bridge financing facility with a group of banks arranged by JP Morgan Chase Bank. The bridge financing facility is unsecured and has a one-year term, beginning on November 30, 2001. ARAMARK Services, Inc., our wholly owned subsidiary, is the borrower under the bridge financing facility and we and certain other subsidiaries guaranty the obligations in the same manner as our senior revolving credit facility. Interest under the bridge financing facility is based on, at our option, LIBOR plus a spread ranging from 1.125% to 1.875% per annum and an initial spread of 1.375% (with the spread increasing by 0.25% after six months and by an additional 0.25% after nine months) or the higher of the prime rate or 0.5% per annum over the federal funds rate. The bridge financing facility has restrictive covenants, financial covenants and events of default substantially similar to those included in our senior revolving credit facility.

We expect to repay a portion of the bridge financing with a portion of the proceeds from this offering, as described under "Use of Proceeds." In addition, we may consider several different types of financing arrangements to replace the remainder of the borrowings under the bridge financing prior to its expiration date. These arrangements may include a publicly or privately offered debt financing and accounts receivable sale.

MANAGEMENT

Directors

The following table presents the names and positions of the persons who will be our directors upon closing of this offering, their ages as of September 28, 2001 and the length of time they have been directors:

Name	Age	Position	Since
Joseph Neubauer	59	Chairman and Chief Executive Officer and Director (2)(3)	1979
Lawrence T. Babbio, Jr.	56	Director (3)(4)	1999
Patricia C. Barron	58	Director (1)	1997
Robert J. Callander	70	Director (2)(3)(4)(5)	1986
Leonard S. Coleman, Jr.	52	Director (1)	2000
Ronald R. Davenport.	65	Director (1)(4)(5)	1980
Edward G. Jordan	71	Director (1)(2)(3)	1980
Thomas H. Kean	66	Director (3)(4)	1994
James E. Ksansnak	61	Director (3)	1997
James E. Preston	68	Director (2)(3)(4)	1993
Karl M. von der Heyden	65	Director	2001

The numbers following the positions held by the directors indicate membership in the following board committees at September 28, 2001:
(1)   Audit and Corporate Practices
(2)   Executive
(3)   Finance
(4)   Human Resources, Compensation and Public Affairs
(5)   Stock

Joseph Neubauer has been our chief executive officer since February 1983 and the chairman since April 1984; he was our president from February 1983 to May 1997. He is a director of Verizon Communications Inc., formerly Bell Atlantic Corporation, CIGNA Corporation, Federated Department Stores, Inc. and Wachovia Corporation.

Lawrence T. Babbio, Jr. has been vice-chairman and president of Verizon Communications Inc., formerly Bell Atlantic Corporation, since July 2000. He was president and chief operating officer of Verizon from December 1998 until July 2000. He was president and chief executive officer of Verizon's Network Group and chairman of Verizon's Global Wireless Group from August 1997 until December 1998. From January 1995 to August 1997 he was vice chairman of Verizon Communications and prior to that was executive vice president and chief operating officer of Verizon. He is a director of Compaq Computer Corporation.

Patricia C. Barron has been clinical associate professor at the Leonard N. Stern School of Business of New York University since September 1999 and prior to that was an executive-in-residence and senior fellow. She was vice president of Business Operations Support of Xerox Corporation from April 1997 to July 1998. From 1995 to 1997, she was president of Engineering Systems of Xerox Corporation and from 1992 to 1994, was president of Office Document Products of Xerox Corporation. She is a director of Quaker Chemical Corporation, Teleflex Corporation, Ultralife Batteries, Inc. and United Services Automobile Association.

Robert J. Callander was executive-in-residence at the Business School of Columbia University from 1992 to June 2000. He was president of Chemical Bank and Chemical Banking Corporation from August 1990 to June 1992. He is a director of Omnicom Group, Inc., Scudder Global High Income Fund Inc., Scudder New Asia Fund Inc., The Korea Fund Inc., The Brazil Fund Inc. and The Argentina Fund Inc.

Leonard S. Coleman, Jr. has been the chairman of Arena Co. since September 2001 and Senior Advisor, Major League Baseball since November 1999. He was President, The National League of Professional Baseball Clubs from 1994 to 1999. He is a director of Cendant Corporation, Churchill Downs Incorporated, Electronic

Arts Inc. H.J. Heinz Company, New Jersey Resources Corporation, Omnicom Group, Inc., Owens Corning and Radio Unica Communications Corp.

Ronald R. Davenport has been the chairman of Sheridan Broadcasting Corporation since 1972. He is a director of Mellon Private Asset Management.

Edward G. Jordan was the chairman and chief executive officer of Consolidated Rail Corporation from 1975 to 1981 and served as the president of The American College from 1982 until 1987.

Former Governor Thomas H. Kean was the Governor of the State of New Jersey from 1982 until 1990. He has been the president of Drew University since 1990. He is a director of Amerada Hess Corporation, Fiduciary Trust Company International, The Pepsi Bottling Group, Inc. and United HealthCare Corporation.

James E. Ksansnak was our vice chairman from May 1997 until February 2001. From February 1991 to May 1997, he was our executive vice president; from May 1986 to February 1991, he was our senior vice president; and from May 1986 to May 1997, he was our chief financial officer. He is a director of Advanta Corp. and CSS Industries, Inc. He also serves as a consultant to one of our businesses.

James E. Preston was the chairman of Avon Products, Inc. from 1989 to 1999 and president and chief executive officer from September 1988 until June 1998. He is a director of Reader's Digest Association and Venator Group, Inc.

Karl M. von der Heyden was the vice chairman of PepsiCo, Inc. from February 1998 until February 2001 and vice chairman and chief financial officer from September 1996 to February 1998. Between December 1993 and August 1994 he was president and chief executive officer of Metallgesellschaft Corp. In May 1993, he retired as co-chairman and chief executive officer of RJR Nabisco Inc. He is a director of AstraZeneca PLC and Federated Departments Stores, Inc.

Our certificate of incorporation provides for a board of directors that is divided into three classes, one of which will be elected each year at the annual meeting of stockholders for terms of office expiring after three years. Class I directors initially have terms expiring at the annual meeting to be held in calendar year 2002, Class II directors initially have terms expiring at the annual meeting to be held in calendar year 2003 and Class III directors initially have terms expiring at the annual meeting to be held in calendar year 2004. Messrs. Coleman, Kean, Ksansnak and Preston are members of Class I, Ms. Barron, Messrs. Callander, Davenport and Jordan are members of Class II and Messrs. Neubauer, Babbio and von der Heyden are members of Class III. Each director serves until the expiration of his term and thereafter until his successor is duly elected and qualified.

Executive Officers

The following table presents the names and positions of the persons who will be our executive officers upon closing of this offering, their ages as of September 28, 2001 and the length of time they have been officers:

Name	Age	Position	Officer Since
Joseph Neubauer	59	Chairman and Chief Executive Officer and Director	1979
William Leonard	53	President and Chief Operating Officer	1992
Bart J. Colli	53	Executive Vice President, General Counsel and Secretary	2000
Brian G. Mulvaney	45	Executive Vice President, Human Resources and Public Affairs	1993
L. Frederick Sutherland	49	Executive Vice President and Chief Financial Officer	1983
John J. Zillmer	46	Executive Vice President	2000
Barbara A. Austell	48	Senior Vice President and Treasurer	1996
John M. Lafferty	57	Senior Vice President, Controller and Chief Accounting Officer	2000
Dean E. Hill	50	Vice President, Investor Relations	1993
Donald S. Morton	53	Vice President, Assistant Secretary and Associate General Counsel	1984
Michael R. Murphy	44	Vice President	1995
Richard M. Thon	46	Assistant Treasurer	1994

Except as set forth below, the principal occupation of each executive officer throughout the past five years has been the performance of the functions of the corporate offices shown above.

William Leonard has been our president and chief operating officer since May 1997. He was our executive vice president from May 1992 until May 1997.

Bart J. Colli joined us in February 2000 as general counsel and was elected as our executive vice president and secretary in March 2000. Prior to joining us, he was a partner with McCarter & English LLP since 1985.

Brian G. Mulvaney was elected our executive vice president in August 1996. He was our senior vice president from February 1995 to August 1996 and our vice president from February 1993 to February 1995.

L. Frederick Sutherland became our chief financial officer in May 1997. He has served as our executive vice president since May 1993.

John J. Zillmer was elected as our executive vice president in May 2000. He was president of our Business Services division from May 1995 to August 1999 when be became president of our Food and Support Services International division. He became president of our Food and Support Services division in May 2000.

John M. Lafferty joined us and was elected as our senior vice president and appointed controller and chief accounting officer in August 2000. Prior to joining us, he retired as a partner with Arthur Andersen LLP, where he had been a partner since 1977.

Barbara A. Austell was elected as our senior vice president and treasurer in August 1996. Prior to joining us in July 1996, she was a managing director of J.P. Morgan & Co.

Donald S. Morton was elected as our vice president in August 2000. He has been assistant secretary since 1984.

Michael R. Murphy was elected as our vice president in February 2000. Prior to that he was director of audit and controls since September 1995.

Our executive officers are elected annually by the board of directors and serve at their discretion or until their successors are duly elected and qualified.

Executive Compensation

The following table sets forth information with respect to the compensation of the named executive officers for services in all capacities for us in the years indicated:

Name and Current Principal Position	Fiscal Year	Annual Compensation			Long-term Compensation	Other Compensation(3)
		Salary	Bonus	Other Annual Compensation(1)	Options Granted(2)	
Joseph Neubauer	2001	$1,000,000	$1,300,000	$11,000	—	$67,500
Chairman and Chief	2000	1,000,000	1,200,000	—	1,200,000	47,500
Executive Officer	1999	999,000	1,100,000	—	0	37,000
William Leonard	2001	629,000	600,000	—	—	6,500
President and	2000	586,500	575,000	—	400,000	6,500
Chief Operating Officer	1999	549,000	550,000	—	0	6,500
L. Frederick Sutherland	2001	443,500	300,000	—	—	6,500
Executive Vice President	2000	415,500	265,000	—	200,000	6,500
and Chief Financial Officer	1999	390,000	275,000	—	0	6,500
Brian G. Mulvaney	2001	389,000	280,000	—	—	6,500
Executive Vice President,	2000	350,500	265,000	—	300,000	6,500
Human Resources and	1999	325,000	275,000	—	0	6,500
Public Affairs						
John J. Zillmer	2001	386,500	280,000	—	150,000	6,500
Executive Vice President	2000	330,500	220,000	—	190,000	6,500
and President, Food and	1999	267,500	150,000	—	0	6,500
Support Services						
Bart J. Colli	2001	368,500	300,000	—	60,000	6,500
Executive Vice President,	2000	202,000	246,000	—	700,000	0
General Counsel and						
Secretary						

(1) This is above market interest received or accrued on deferred compensation.

(2) Adjusted to reflect the merger.

(3) Other compensation includes employer contributions to the Stock Unit Retirement Plan ($6,500 per individual annually), plus, with respect to Mr. Neubauer, the value of interest foregone and not recaptured by us relating to payment of premiums for split dollar life insurance ($61,000 for fiscal 2001, $41,000 for fiscal 2000 and $30,000 for fiscal 1999).

Stock Purchase Opportunities

Option Grants

The following table sets forth information with respect to the named executive officers concerning individual grants of stock purchase opportunities made in fiscal 2001.

Options Granted in Fiscal 2001 (Stock Purchase Opportunities)

Name	Options Granted (1)(2)	Percentage of Total Options Granted to All Employees in Fiscal 2001	Exercise or Base Price ($ per share) (1)(2)	Expiration Date (2)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3) 5%	10%
Joseph Neubauer	0	0.0%	—		$ 0	$ 0
William Leonard	0	0.0%	—		0	0
L. Frederick Sutherland	0	0.0%	—		0	0
Brian G. Mulvaney	0	0.0%	—		0	0
John J. Zillmer	150,000	1.4%	$8.75	2006	378,593	840,849
Bart J. Colli	30,000	0.3%	8.75	2006	42,961	92,472
Bart J. Colli	30,000	0.3%	8.75	2006	75,719	168,170

(1) Adjusted to reflect the merger.
(2) See "—The ARAMARK Ownership Program." The exercise prices of all option grants reflected in the table are equal to the appraisal prices of the shares at the respective times of grant. Mr. Zillmer was granted 150,000 cumulative installment stock purchase opportunities (CISPOs); these CISPOs expire on January 15, 2006. Mr. Colli was granted 30,000 CISPOs and 30,000 installment stock purchase opportunities (ISPOs); these CISPOs expire on January 15, 2006 and the ISPOs expire on varying dates through January 15, 2006.
(3) Realizable value refers to the assumed value (which was calculated using the appraisal price then in existence) of the underlying shares at the time such purchase opportunity expires minus the exercise price.

Options Exercised and Unexercised

The following table sets forth information with respect to the named executive officers concerning the exercise of options in fiscal 2001 and the unexercised options held as of September 28, 2001.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values (Stock Purchase Opportunities)

Name	Shares Acquired on Exercise (1)	Value Realized (2)	Number of Options Held (1)(3)(4) Exercisable	Unexercisable	Current Value of Options Held (1)(3)(4) Exercisable	Unexercisable
Joseph Neubauer	90,000	$ 202,500	0	1,050,000	0	$7,350,000
William Leonard	234,000	1,467,180	0	446,000	0	3,507,920
L. Frederick Sutherland	75,000	432,750	0	235,000	0	1,909,000
Brian G. Mulvaney	99,000	480,825	0	856,500	0	7,840,800
John J. Zillmer	138,498	797,696	0	504,502	0	3,655,958
Bart J. Colli	48,000	80,550	0	682,000	0	4,367,450

(1) Adjusted to reflect the merger.
(2) Value realized refers to the appraisal price of the underlying shares at the time the option was exercised minus the exercise price of the option.
(3) Options currently exercisable and current values of options are determined as of September 28, 2001. Current value of an option refers to the appraisal price of the underlying shares minus the exercise price of the option.
(4) CISPOs that have vested but are not exercisable at September 28, 2001 are categorized as unexercisable.

Compensation of Directors

Beginning in 2002, each non-employee director will receive an annual cash retainer of $50,000, payable in quarterly installments of $12,500, plus non-qualified stock options to purchase shares of our class A common stock, awarded quarterly. The number of shares subject to the quarterly option awards will be calculated by dividing $31,000 by the closing price of a share of our class B common stock on the grant date. Options will have a 10-year term and will be immediately 100% vested on the date of grant. Non-employee directors may elect to receive the annual retainer in the form of deferred shares and deferred cash. Under this deferral arrangement, the non-employee director will be credited at the end of each quarter, under a notional deferral account, with $12,500 cash or with a number of shares of our class A common stock calculated by dividing $12,500 by the closing price of a share of our class B common stock on the computation date. Deferred shares and deferred cash will be issued or paid to the director 3 years after the date credited to the director's account, unless the director elects to defer issuance or payment to a later date. Deferred cash will accrue interest at a rate determined annually by us.

In fiscal year 2001, directors who were not our employees received an annual retainer of $30,000 for serving on the board, $3,000 for services as chairman of a board committee and $1,000 for otherwise serving on a committee. They also received meeting fees of $1,000 per day for attendance at meetings of the board and for each committee meeting. Directors who were not our employees also were eligible for grants of non-qualified stock options.

Employment Agreements and Change of Control Arrangements

General. We have employment agreements or arrangements with all of our officers under which they are currently being paid annual salaries ranging up to $1,000,000. Generally, these contracts are for indeterminate periods terminable by either party, in most cases subject to advance notice and post-employment severance and benefit obligations.

Agreement with Mr. Neubauer. Mr. Neubauer's agreement provides for his services as chief executive officer at a current annual base salary of $1,000,000 plus a bonus under the applicable bonus plan. The agreement's term generally ends upon either party giving two years' advance notice, but may be terminated earlier subject to certain severance obligations. In general, upon Mr. Neubauer's termination of employment by us without cause or by Mr. Neubauer's resignation with good reason (which terms are defined in the agreement), including a resignation by Mr. Neubauer within 12 months following a change of control (as defined in the agreement), he will receive the following payments or benefits:

- a lump sum payment equal to the sum of four times his base salary plus two times his average bonus over the three immediately preceding years, except that if the termination is by us without cause and occurs following two years' advance notice, Mr. Neubauer instead will receive a pro rata bonus for the year of termination based on his average bonus over the three immediately preceding years;

- full vesting of all outstanding stock purchase opportunities; and

- continuation of certain welfare benefits for a period of three years.

In addition, following any termination of Mr. Neubauer's employment, we will pay him a supplemental retirement benefit for the rest of his life generally equal to one-half of his base salary plus his average bonus over the three immediately preceding years, with one-half of those payments continuing after his death to his surviving spouse for her lifetime.

If Mr. Neubauer's employment is terminated by us without cause or by his resignation with good reason, in either case upon two year's advance notice, Mr. Neubauer will provide consulting services to us for a period of two years, but not more than 20 hours in any month. For such consulting services, he will continue to receive the same base salary that he had been receiving upon his termination of employment, plus continued coverage under certain benefits arrangements.

Mr. Neubauer is subject to a non-competition covenant for a period of two years following his termination of employment or consulting period.

We have agreed to use our best efforts to cause Mr. Neubauer to be a member of our board during the term of Mr. Neubauer's employment agreement. In addition, if any payment or benefit payable to Mr. Neubauer after a change in ownership or control of the company would be considered a parachute payment subject to a federal excise tax, then we will pay Mr. Neubauer an additional payment or benefit to gross-up the amount of the excise tax.

We have a split dollar life insurance agreement with Mr. Neubauer. The agreement relates to life insurance policies owned by a trust created by Mr. Neubauer. Pursuant to the agreement, we pay a substantial portion of the premiums on the policies, such amounts to be repaid from the proceeds of the policies upon their termination. At September 28, 2001, the amount outstanding was $2,260,123. We do not charge interest in each fiscal year on this amount. However, we capture at least some of the foregone interest because we reduce the amount of the interest that would otherwise accrue on Mr. Neubauer's deferred compensation. We hold a security interest in the policies to secure the repayment of the premium amount paid by us. This arrangement terminates upon the termination of Mr. Neubauer's employment (other than by reason of his retirement).

Agreements with Messrs. Leonard, Sutherland, Mulvaney, Zillmer and Colli. Beginning in 2002, Messrs. Leonard, Sutherland, Mulvaney, Zillmer and Colli will have annual base salaries of $675,000, $475,000, $425,000, $425,000 and $415,000, respectively.

Severance pay policy. We currently have a severance pay policy, pursuant to which severance payments are made to executive officers and certain other key employees on the basis of continuous service, generally equal to between 6 and 18 months of pay if their employment is terminated for reasons other than cause plus the continuation of certain other benefits during the period of such payment.

Change in Control Agreements. We are entering into agreements with Messrs. Leonard, Sutherland, Mulvaney, Zillmer and Colli that provide severance benefits if the executive's employment is terminated under certain circumstances in connection with a change in control of the company. In general, if the executive's employment is terminated by us without cause or if the executive resigns with good reason (as defined in the agreement), following a change in control, the executive is entitled to cash severance benefits based on a multiple of two times the executive's base salary and target bonus (or the prior year's actual bonus, if higher), a pro rata portion of the target bonus for the fiscal year of termination, plus cash severance benefits of up to 18 months of pay based on the executive's length of service with the company. The executive is also entitled to continuation of certain welfare benefits for a period of 24 months and certain outplacement benefits. Under certain circumstances, the severance benefits payable under these agreements might constitute parachute payments subject to federal excise tax, in which case the executive will receive a gross-up payment to compensate the executive for the excise taxes.

Compensation Committee Interlocks and Insider Participation

Mr. Neubauer serves as a director of Verizon Communications Inc. Mr. Babbio, who is vice chairman and president of Verizon, is our director and serves on the Human Resources, Compensation and Public Affairs Committee. The members of the Human Resources, Compensation and Public Affairs Committee at October 26, 2001 were Messrs. Babbio, Callander, Davenport, Kean and Preston.

The ARAMARK Ownership Program

General. We have designed our ARAMARK Ownership Program to provide an opportunity for some of our management employees to acquire an ownership interest in our company and thus give them a more direct continuing interest in the future success of our business. Under the ARAMARK Ownership Program, direct ownership in our company has increased from 62 original management investors in December 1984 to more than 3,500 management investors directly owning approximately 70% of the equity. At October 26, 2001, management employees and directors held stock purchase opportunities and options to acquire approximately 32.0 million shares of our Class A common stock, as adjusted to reflect the merger.

We have granted management employees an opportunity to invest in, or to increase their investment in, our company through stock purchase opportunities. Our senior management is carefully examining our ARAMARK Ownership Program and is considering possible revisions to the program that would be appropriate for a publicly held company. Any such revisions would be subject to review and the approval of our board of directors or our Human Resources, Compensation and Public Affairs Committee, and depending upon the proposal, could also be subject to the approval of our stockholders. Any such revised terms of the program could differ materially from the description contained herein.

Purchase Price. The purchase price for shares subject to stock purchase opportunities is currently the appraisal price of the shares (based upon the most recent available independent appraisal) on the date of the grant. When we issue shares through an exercise of purchase opportunities, these shares are subject to the stockholders' agreement. Generally, purchase opportunities are not transferable, and only the employee to whom each purchase opportunity is granted may exercise it. In connection with the stockholder vote on the merger, we are seeking the termination of the stockholders' agreement.

Installment Stock Purchase Opportunity. Each installment stock purchase opportunity (ISPO) that we grant has an installment schedule that limits the number of shares of common stock that may be purchased during each annual installment period. Unless the employee exercises the first installment before its expiration date by purchasing a minimum number of shares, the entire installment purchase opportunity is canceled. If the employee does exercise the first installment, subsequent annual installments may be exercised, as long as the employee exercises for a certain minimum number of shares, for up to the maximum number of shares specified in the installment certificate. If the employee does not exercise a portion of his or her annual installment by the appropriate expiration date, the installment is canceled. Each installment stock purchase opportunity is exercisable only while the holder is an employee or director of our company or a subsidiary.

Cumulative Installment Stock Purchase Opportunity. We also grant cumulative ISPOs, which are similar to regular ISPOs except that if a portion of an annual installment is not exercised during the corresponding exercise period, then it becomes vested and is not canceled, and may be exercised during any subsequent exercise period. Other stock purchase opportunities, similar to cumulative ISPOs, provide that once vested, the entire opportunity or a portion (in 100 share increments) may be exercised during any of the specified annual exercise periods. Upon termination of employment, an employee can exercise his or her stock purchase opportunity if it is vested, within three months after termination (but not beyond its expiration date). If it is not vested at such time, the purchase opportunity is canceled.

Deferred Payment Program. In connection with the exercise of ISPOs and non-qualified stock options, we have adopted a deferred payment program whereby an employee may choose to defer a portion of the

purchase price for certain installments for approximately three years. We have in the past renewed these loans. We have sold to a financial institution most of the outstanding deferred payment obligations previously received. The deferred payment obligation is a full recourse obligation of the employee, accrues interest, and is secured by a pledge of shares of common stock. The interest rate for deferred payment obligations received in the most recent exercise period was set at 8.5%. Approximately 750 employees (including executive officers) are currently participating in the program. At September 28, 2001, the amount of the deferred payment obligations of Messrs. Neubauer, Leonard, Sutherland, Mulvaney, Zillmer and Colli were $8,495,733, $3,767,918, $3,501,861, $2,669,679, $1,151,885 and $40,622, respectively. At September 28, 2001, all deferred payment obligations had been sold to financial institutions.

In connection with this offering, our board of directors has adopted a new 2001 Equity Incentive Plan and a 2001 Stock Unit Retirement Plan. From time to time after completion of this offering, we intend to issue new options and other equity incentives under these plans, and not to issue additional options or deferred stock units under plans that were in effect prior to this merger.

The 2001 Equity Incentive Plan

Our Board of Directors has adopted the ARAMARK 2001 Equity Incentive Plan. The 2001 Equity Incentive Plan will form a part of the ARAMARK Ownership Program described above, and will be the source of new equity-based awards following this offering. The 2001 Equity Incentive Plan will permit us to grant to our key employees, directors and consultants incentive stock options, non-qualified stock options, reload stock options, stock appreciation rights, restricted stock, performance-based awards and other awards based on our Class A and Class B common stock.

Administration. Our Human Resources, Compensation and Public Affairs Committee will administer the 2001 Equity Incentive Plan. The committee may delegate its authority under the 2001 Equity Incentive Plan in whole or in part as it determines, including to a subcommittee consisting solely of at least two outside directors within the meaning of Section 162(m) of the Internal Revenue Code. The committee will determine who will receive awards under the 2001 Equity Incentive Plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the award consistent with the terms of the plan.

Shares Reserved for Awards and Limits on Awards. The total number of shares of our Class A and Class B common stock available under the 2001 Equity Incentive Plan initially will be 30 million, with an additional 3% of our common stock outstanding as of the end of the prior calendar year becoming available under the plan on each January 1 following the adoption of the plan. Awards may be issued in respect of Class B common stock, in lieu of Class A common stock.

Under the 2001 Equity Incentive Plan, no participant may receive an award that relates to more than 3 million shares of our Class A or Class B common stock in any calendar year; the maximum amount of a performance-based award is limited to $10 million in any calendar year; and the maximum number of shares that may be used to award incentive stock options under the 2001 Equity Incentive Plan is 30 million shares in the aggregate.

The number of shares of our Class A or Class B common stock issued or reserved pursuant to the 2001 Equity Incentive Plan, the maximum individual award and the number of shares issuable pursuant to outstanding awards, are subject to adjustment on account of stock splits, stock dividends and other dilutive changes in the relevant class of common stock. Class A common stock and Class B common stock covered by awards that terminate, lapse, or are cancelled will again be available for the grant of awards under the 2001 Equity Incentive Plan.

Stock Options. The 2001 Equity Incentive Plan will permit the committee to grant key employees incentive stock options, which qualify for special tax treatment in the U.S., and to key employees, directors and consultants nonqualified stock options. The committee will establish the duration of each option at the time it is

granted. The maximum duration of an incentive stock option is ten years after the date of grant. The exercise price of an incentive stock option may not be less than the fair market value of the underlying common stock on the date of grant. The committee may establish vesting and performance requirements that must be met prior to the exercise of options.

Stock option grants may include provisions that permit the option holder to exercise all or part of the holder's vested options, or to satisfy withholding tax liabilities, by tendering shares of our Class A common stock or Class B common stock, as applicable, already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules). Stock option grants also may include provisions that permit the option holder to exercise all or part of the holder's vested options through a cashless exercise procedure, which requires the delivery of irrevocable instructions to a broker to sell the shares obtained upon exercise of the option and deliver promptly to us the proceeds of the sale equal to the exercise price of the common stock being purchased plus any required tax withholding.

Stock Appreciation Rights.   The committee also may grant stock appreciation rights, either singly or in tandem with underlying stock options. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of our Class A or Class B common stock (as determined by the committee) equal in value to the excess of the fair market value of the shares over the grant price.

Performance Standards and Section 162(m).   Performance criteria for performance-based awards under the 2001 Equity Incentive Plan may relate to any combination of the total corporation, a subsidiary, and/or any business unit. Performance targets may be set at a specific level or may be expressed relative to measures at comparison companies or a defined index. The committee can establish specific targets for recipients.

In general, Section 162(m) of the Internal Revenue Code prevents the deductibility of compensation in excess of one million dollars paid in any taxable year to an individual who on the last day of that year is the company's chief executive officer or is among its four other most highly compensated executive officers, except that a deduction may be taken for compensation that qualifies as performance-based compensation under Section 162(m). Options granted at fair market value ordinarily satisfy the performance-based requirements of Section 162(m), if shareholder disclosure and approval requirements are met. If restricted stock or performance-based awards are intended to satisfy Section 162(m) deductibility requirements, payments under such awards must be conditioned on attainment of pre-established objective performance measures that have been established and certified by a committee of outside directors and approved by shareholders. The performance criteria that may be utilized under the 2001 Equity Incentive Plan are: earnings before interest and taxes, income, net income, earnings per share, book value per share, total shareholder return, return on shareholder's equity, expense management, return on investment, improvements in capital structure, profitability, profit margins, stock price, market share, sales, cost, cash flow, operating cash flow, free cash flow, working capital, return on assets, total business return and return on gross investment.

Reload Options.   The committee may grant a reload option that permits the option holder to purchase a number of shares of our Class A common stock or Class B common stock, as applicable, equal to the number of shares of common stock delivered by the option holder to exercise the underlying option.

Other Stock-Based Awards.   The 2001 Equity Incentive Plan also will permit the committee to grant awards that are valued by reference to, or otherwise based on the fair market value of, our Class A common stock and/or Class B common stock. These awards will be in such form and subject to such conditions, as the committee may determine, including the satisfaction of performance goals, the completion of periods of service or the occurrence of events.

Change-in-Control Provisions.   The committee may provide that, in the event of a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable, and may, in its sole discretion, provide for the termination of an award upon the consummation of the change of control and the payment of a cash amount in exchange for the cancellation of an award, and/or

the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.

Amendment. Our board of directors may amend the 2001 Equity Incentive Plan at any time, provided that no amendment will be made that (i) would increase the number of shares available for awards under the Plan or (ii) diminishes the rights of the holder of any award, and except that the committee may amend the plan in such manner as it deems necessary to permit awards to meet the requirements of the Internal Revenue Code or other applicable laws.

Director Awards. Non-employee directors are eligible to receive awards under the 2001 Equity Incentive Plan, including awards of non-qualified stock options and, beginning in 2002, awards in the form of deferred stock instead of an immediate cash retainer. See "—Compensation of Directors" for a description of the options and deferred stock awards we anticipate awarding to non-employee directors in fiscal 2002. Our board of directors has the ability to modify the terms of options and deferred stock awards described in that paragraph.

United States Federal Income Tax Consequences of the Exercise of Options and Stock Appreciation Rights under the 2001 Equity Incentive Plan. The following discussion of the United States federal income tax consequences relating to the 2001 Equity Incentive Plan is based on present United States federal tax laws and regulations and does not purport to be a complete description of the United States federal tax laws. Participants may also be subject to certain U.S. state and local taxes and non-U.S. taxes, which are not described below.

When a nonqualified stock option is granted, there are no income tax consequences for the option holder or us. When a nonqualified stock option is exercised, in general, the option holder recognizes compensation equal to the excess, if any, of the fair market value of the underlying class of common stock on the date of exercise over the exercise price. We are entitled to a deduction equal to the compensation recognized by the option holder.

When an incentive stock option is granted, there are no income tax consequences for the option holder or us. When an incentive stock option is exercised, the option holder does not recognize income and we do not receive a deduction. The option holder, however, must treat the excess, if any, of the fair market value of the underlying class of common stock on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax. If the option holder disposes of the shares after the option holder has held them for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the option holder receives upon the disposition over the exercise price is treated as long-term capital gain to the option holder. We are not entitled to a deduction. If the option holder makes a "disqualifying disposition" of the stock by disposing of the stock before the stock has been held for the holding period described above, the option holder generally recognizes compensation income equal to the excess, if any, of (1) the fair market value of the stock on the date of exercise, or, if less, the amount received on the disposition, over (2) the exercise price. We are generally entitled to a deduction equal to the compensation recognized by the option holder.

When a stock appreciation right is granted, there are no income tax consequences for the participant or us. When a stock appreciation right is exercised, in general, the participant recognizes compensation equal to the cash and/or the fair market value of the stock received on exercise. We are entitled to a deduction equal to the compensation recognized by the participant.

In general, other types of awards that may be issued under the 2001 Equity Incentive Plan are taxable to the individual upon receipt, except that awards of restricted stock are taxable to the individual on the date the shares vest, or on the date of receipt if the individual makes an election under Section 83(b) of the Internal Revenue Code.

Retirement Savings Plans

General. Our Retirement Savings Plan (RSP) and Uniform and Career Apparel Group Retirement Savings (AUCA) Plan are defined contribution plans intended to qualify under Section 401(a) of the Internal

Revenue Code. These plans also are collectively referred to as the 401(k) Plans. Substantially all of our U.S., non-union, full-time salaried employees are eligible to participate in one of these plans, except that highly compensated salaried employees no longer are eligible to participate in our RSP, but may be eligible to participate in our Stock Unit Retirement Plan, as described below.

Contributions. Employees participating in the RSP or the AUCA Plan may make elective pre-tax salary contributions of up to 15% of their eligible earnings, subject to statutory prescribed annual limits. We make annual matching contributions to the RSP based on the first 6% of a participating employee's earnings, ranging from 25% to 75% of the employee's contributions. We also make matching contributions to the AUCA Plan each quarter in an amount equal to 100% of the first 2% of a participating employee's earnings, and 25% of the next 4% of the employee's earnings. At the end of each plan year under the AUCA Plan, we also may make an additional matching contribution to participating employees who contributed at least 2% of their earnings. This contribution could range up to 50% of the participating employee's contributions, up to 6% of the employee's earnings. Company matching contributions have historically been made in shares of our Class A common stock. We anticipate that, after completion of this offering, our matching contributions under the RSP and AUCA Plan will be made in shares of Class A common stock and Class B common stock. All of our matching contributions are subject to prescribed annual limits.

Vesting. Employee contributions to the RSP and the AUCA Plan are always immediately 100% vested. Our matching contributions under the RSP vest fully after two years of plan participation or five years of service with us, whichever occurs first. Our matching contributions under the AUCA Plan vest annually over a six year period of service with us.

Investments, Voting and Trust. Each employee's contributions, our matching contributions and any investment earnings, are generally not taxable to participating employees until withdrawn. All contributions under the RSP and the AUCA Plan are held in trust as required by law. U.S. Trust Company, N.A. is the independent trustee of the company stock fund portion of the RSP and the AUCA Plan. Participating employees may direct the investment of their employee contributions among authorized investment alternatives under the relevant plan. Participating employees also may instruct the trustee how to vote the shares of our common stock held on their behalf under the RSP or AUCA Plan with respect to major corporate transactions. For example, the plan participants will instruct the trustee how to vote in the merger that will occur immediately prior to this offering.

Other Plans. In addition to the RSP and the AUCA Plan, we sponsor or contribute to a number of other tax-qualified savings and pension plans, none of which currently holds any shares of our common stock. These plans include our Money Purchase Retirement Plan for Non-Salaried Employees, our Capital Accumulation Plan, our Pension Plan for Non-Salaried Employees, and our Uniform Retirement (Pension) Plan.

Stock Unit Retirement Plan

Our Stock Unit Retirement Plan, or SURP, is a non-qualified retirement plan for highly compensated employees who are not eligible to participate in any company-sponsored qualified retirement plan. The SURP is intended to provide to participants benefits similar to those provided to participating employees in our RSP. Participants in the SURP may defer up to 15% of their earnings, with interest deemed to accrue on those deferrals. We credit each participant's account with a matching contribution annually, equal to between 25% and 75% of the participant's first 6% of compensation deferred in that year and limited to the same maximum as our RSP. Our matching contributions historically have been made in deferred stock units, which are substantially equivalent to an investment in our Class A common stock, as adjusted to reflect the merger. Deferred compensation, deemed interest and shares of stock are distributed to the participant at the time of the participant's termination of employment, unless deferred by the participant. Employee deferrals are immediately 100% vested. Matching contributions generally vest following two years of participation or five years of service. Distributed shares have historically been subject to a stockholders' agreement, and our policy prior to this offering has been to repurchase such shares shortly after their distribution at their then-current appraisal price. In connection with the stockholder vote on the merger, we are seeking the termination of the stockholders' agreement.

The SURP, unlike the Retirement Savings Plan, is an unfunded plan. The amounts payable as benefits are not set aside, but rather are carried on our books as unsecured liabilities. Similarly, the deferred stock units are not outstanding shares, but rather are obligations to issue shares in the future.

In connection with this offering, the SURP will be frozen for new deferrals and contributions. Upon completion of this offering, future deferrals (and any matching contributions on those deferrals) will be made under the new 2001 Stock Unit Retirement Plan described below.

2001 SURP

Our board of directors has adopted the 2001 Stock Unit Retirement Plan, or 2001 SURP. The 2001 SURP is a non-qualified retirement plan for highly compensated employees who are not eligible to participate in any company-sponsored qualified retirement plan. The 2001 SURP is intended to provide participants with benefits similar to those provided under the RSP. Upon completion of the offering, participants will be allowed to defer up to 15% of their earnings, with interest deemed to accrue on those deferrals. It is anticipated that we will match contributions in deferred stock units, which will be substantially equivalent to an investment in our Class B common stock. It also is anticipated that matching contributions will equal between 25% and 75% of the participant's first 6% of compensation deferred in a plan year, limited by the same maximum as our RSP. Deferred compensation, deemed interest and shares of stock will be distributed to the participant at the time of the participant's termination of employment, unless deferred by the participant. Employee deferrals are immediately 100% vested. Matching contributions generally vest following two years of participation or five years of service. Upon a change in control of ARAMARK, existing account balances under the 2001 SURP become fully vested. The 2001 SURP is an unfunded plan. The amounts payable as benefits will not be set aside, but rather will be carried on our books as unsecured liabilities. Similarly, the deferred stock units will not be outstanding shares, but will be obligations to issue shares in the future.

Senior Executive Annual Performance Bonus Arrangement

General. The Senior Executive Annual Performance Bonus Arrangement, or bonus arrangement, provides for an annual performance bonus for the chief executive officer (CEO) and any other of our designated executive officers upon the attainment of pre-established performance goals, which annual performance bonus is intended to be excludable from the computation of compensation for purposes of the U.S. income tax deductibility limitation on executive officer compensation.

Background. Current U.S. income tax laws deny a deduction for certain compensation in excess of one million dollars per year paid to a company's chief executive officer and its four other most highly compensated executive officers. Certain compensation, including compensation based on the achievement of pre-established performance goals (performance-based compensation), is not subject to this deduction limit. For compensation to qualify for the performance-based compensation exclusion, the material terms pursuant to which the performance-based compensation is to be paid, including the performance goals, must be disclosed to, and approved by, the stockholders prior to the payment.

The bonus arrangement is designed to qualify as performance-based compensation under current U.S. income tax laws. Participants in the bonus arrangement for any fiscal year may not also participate in our management incentive bonus plan (described below) for the same fiscal year. However, the bonus arrangement does not limit the ability of the board of directors to adopt any additional bonus plan or to pay any other compensation, including any additional bonus, to any executive officer or other employee. Any such additional bonus would not be considered performance-based compensation unless it complied with the stockholder approval and other requirements of U.S. income tax laws.

Description of the Bonus Arrangement. The Human Resources, Compensation and Public Affairs Committee has been designated by the board of directors to administer the provisions of the bonus arrangement. The board of directors retains the authority to designate a different committee to administer the bonus arrangement. In any event, only members of the committee who are independent directors may vote on

matters relating to the bonus arrangement. The committee is required generally to designate participants and, for each participant, to set one or more performance goals for a fiscal year not later than 90 days after the beginning of such fiscal year.

The committee may designate as participants for any fiscal year any of our executive officers. This designation may vary from year to year, and it is anticipated that it will be based primarily on the committee's judgment as to which executive officers are likely to be named in our proxy statement and are expected to have compensation in excess of $1 million. For fiscal 2001, the committee has designated Mr. Leonard as a participant, in addition to Mr. Neubauer.

Under the bonus arrangement, the annual performance goals, which may differ for each participant, must be based on attainment of target levels of, or a targeted percentage increase in, one or more of the following company or business group criteria: earnings before interest and taxes (EBIT), return on net assets (RONA), net income, after tax return on investment (ATROI), sales, revenues, earnings per share, total shareholder return, return on equity (ROE), return on investment (ROI), total business return, return on gross investment (ROGI), operating cash flow or free cash flow. The maximum annual performance bonus payable to any participant in respect of any fiscal year under the bonus arrangement is three million dollars, or such lesser amount as may be set by the committee for such participant at the time it establishes the annual performance goals. The committee may increase the attainment of performance goals to offset (a) a change in accounting standards, (b) a significant acquisition or divestiture, (c) a significant capital transaction, or (d) any other unusual, nonrecurring items that are separately identified and quantified in our audited financial statements, so long as such accounting change is required or such transaction or nonrecurring item occurs after the goals for the fiscal year are established. The committee in its sole discretion may reduce, but may not increase, the amount of the annual performance bonus that would be otherwise payable under the bonus arrangement. In making this determination, the committee may take into consideration any and all factors relating to our performance and the participant's performance for such fiscal year.

The committee may, without further action by the stockholders, amend the bonus arrangement from time to time as it deems desirable, provided that no such amendment may increase the employees who may be designated as participants under the bonus arrangement, change the permitted performance measures, increase the maximum bonus payable under the bonus arrangement, or make any other change requiring further approval under U.S. income tax laws. The bonus arrangement, unless earlier terminated, is effective for each of the five fiscal years 1999 through 2003. The board may, in its discretion, terminate the bonus arrangement at any time.

Management Incentive Bonus Plan

Certain of our senior executive officers participate in a management incentive bonus program. Bonuses under this program are awarded annually based, in part, upon the attainment of predetermined financial goals and, in part, upon the attainment of individual objectives. Generally, non-financial objectives represent 30% of the bonus potential and are established by the supervisor of the executive. Financial goals generally represent 70% of the bonus potential. An executive's bonus under the management incentive bonus program potential generally varies as a percentage of total cash compensation, dependent upon the level of responsibility of the employee's position. The measures of financial performance used are for the business unit that is either under the managerial direction of the participant or, if a staff executive, is the unit on which the participant impacts most frequently and significantly. In the case of Messrs. Neubauer and Leonard, the committee awards bonuses pursuant to our Senior Executive Annual Performance Bonus Arrangement (described above) rather than the management incentive bonus program.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of November 14, 2001, and as adjusted to reflect the merger, by:

- each person known to us to be the beneficial owner of more than 5% of either class of the common stock;

- each of our named executive officers;

- each director; and

- all current directors and executive officers as a group.

Please note that after this offering and subject to the applicable restricted periods, the shares of Class A common stock will convert into shares of Class B common stock on a one-for-one basis upon their transfer to entities that are not permitted transferees.

In presenting the information below, we do not give effect to the stock buyback and we have assumed that the underwriters will not exercise their right to purchase additional shares of common stock from us.

	Shares Beneficially Owned After this Offering			
	Class A Common Stock		Class B Common Stock	
Name of Beneficial Owner	Shares (1)	%	Shares	%
Trustee for the RSP and the AUCA Plan(2)	32,767,000	19.6	—	—
Blum RMK, L.P.(3)	6,757,980	4.0	—	—
Joseph Neubauer(4)	28,825,392	17.3	—	—
Lawrence T. Babbio, Jr.	140,000	*	—	—
Patricia C. Barron	248,100	*	—	—
Robert J. Callander	544,576	*	—	—
Leonard S. Coleman, Jr.	64,000	*	—	—
Ronald R. Davenport	204,000	*	—	—
Edward G. Jordan	630,000	*	—	—
Thomas H. Kean	786,000	*	—	—
James E. Ksansnak	4,361,654	2.6	—	—
James E. Preston	900,000	*	—	—
Karl M. von der Heyden	0	*	—	—
William Leonard	4,301,062	2.6	—	—
L. Frederick Sutherland	3,665,172	2.2	—	—
Brian G. Mulvaney	2,097,644	1.3	—	—
John J. Zillmer	955,126	*	—	—
Bart J. Colli	127,500	*	—	—
All directors and executive officers as a group (22 persons)	50,801,522	30.2	—	—
All employees, directors and employee benefit plans as a group(5)	159,729,280	90.4	—	—

(1) The share amounts for each of the beneficial owners listed include shares issuable upon the exercise of stock purchase opportunities and options that are exercisable within 60 days of November 14, 2001 in the following amounts, as adjusted for the merger: 90,000 shares by Mr. Neubauer, 60,000 shares by Mr. Babbio, 141,894 shares by Ms. Barron, no shares by Mr. Callander, 24,000 shares by Mr. Coleman, no

shares by Mr. Davenport, no shares by Mr. Jordan, no shares by Mr. Kean, no shares by Mr. Ksansnak, no shares by Mr. Preston, no shares by Mr. von der Heyden, 126,000 shares by Mr. Leonard, 75,000 shares by Mr. Sutherland, 446,500 shares by Mr. Mulvaney, 90,500 shares by Mr. Zillmer, 49,500 shares by Mr. Colli, 1,252,994 shares by all directors and executive officers as a group, and 9,742,416 shares by all employees, directors and employee benefit plan as a group.

(2) The independent trustee of the company stock fund portion of the RSP and the AUCA Plan is U.S. Trust Company, N.A. The independent trustee's address is 14 West 47th Street, New York, NY 10036. With respect to matters relating to certain significant corporate events, the vote is passed through by the independent trustee to the participant in the relevant plan. For example, the participants will vote in the merger. Approximately 6,968 participants of the RSP are eligible to vote on the merger, and approximately 5,828 participants of the AUCA Plan are eligible to vote on the merger.

(3) The address of this stockholder is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. These shares are held of record by MetLife/Blum RMK Holdings, LLC.

(4) The address of this stockholder is ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, PA 19107. This number of shares includes 26,361,960 shares held by Mr. Neubauer in his individual capacity and 2,373,432 shares held by The Neubauer Family Foundation of which Mr. Neubauer is the sole trustee and has sole power to vote and dispose or direct a disposition of such shares. This number of shares does not include shares held by certain trusts for the benefit of family members with respect to which Mr. Neubauer has no voting or dispositive power and disclaims beneficial ownership.

(5) Includes permitted transferees (primarily children and other transferees for estate planning purposes).

* Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are descriptions of the terms of agreements to which we or certain related persons are a party. We also refer you to the actual agreements, copies of which have either been filed with the SEC as exhibits to the registration statement of which this prospectus is a part or are available from us.

Stockholders' Agreement

Pursuant to the stockholders' agreement whereby we have certain call rights upon termination of employment and certain rights of first refusal, during fiscal 2001, we repurchased from 8 current and/or former executive officers and directors and/or their permitted transferees 303,408 shares of our new Class A common stock at an average price per share of $9.48, each, as adjusted to reflect the merger. We anticipate that, after this offering, we may not continue to repurchase shares held by officers and directors following their termination of employment or cessation as a director. In addition, the stockholders' agreement also grants certain of our stockholders party thereto the right to put a portion of their shares to us upon certain events. In connection with the stockholder vote on the merger, we are seeking the termination of the stockholders' agreement.

Registration Rights Agreement

Prior to this offering, we and certain of our old Class A stockholders (collectively, the outside investors) were parties to a registration rights agreement. The registration rights agreement provided, subject to a number of conditions and limitations, demand registration rights to our outside investors. In accordance with these demand registration rights, a certain aggregate percentage of the outside investors may have required us to file a registration statement under the Securities Act to register the sale of shares of our old Class A common stock held by them. The registration rights agreement also provided, subject to a number of conditions and limitations, the outside investors with unlimited piggy-back registration rights, which allowed them to participate in registered offerings of shares of our common stock initiated by us.

Under the registration rights agreement, we were required to pay all expenses in connection with any registered offering covered by the agreement. In addition, we were required to indemnify the outside investors, and they in turn were required to indemnify us, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreement.

Although by its terms the registration rights agreement terminates upon the consummation of the merger, in anticipation of this offering and to ensure that no ambiguities exist with respect to the termination of the piggy-back registration rights, we solicited and have obtained waivers of these registration rights and confirmation of the termination of the agreement upon consummation of the merger.

Neubauer Registration Rights Agreement

In exchange for Mr. Neubauer's agreement to relinquish the right under his employment agreement to the benefits of the provisions of the stockholders' agreement as in effect on the date hereof even upon their modification or termination, we will enter into a registration rights agreement with Mr. Neubauer, the Neubauer Family Foundation and certain trusts of which Mr. Neubauer is the settlor. Under the registration rights agreement, we have granted Mr. Neubauer and those related parties three demand rights and unlimited piggyback registration rights. Mr. Neubauer and those related parties may exercise demand registration rights with respect to their shares of common stock for which restricted periods have expired or do not apply, at any time after 360 days after pricing of this offering and with respect to all of their shares at any time after 540 days after pricing of this offering or, subject to the prior consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., at any time after 180 days and before 360 days after pricing of this offering. In addition, Mr. Neubauer's estate may exercise demand registration rights with respect to his shares of common stock in certain limited circumstances at any time after 180 days and before 360 days after pricing of this offering. Mr. Neubauer and those related parties also have unlimited piggyback registration rights with respect to their

shares of common stock for which restricted periods have expired or do not apply, that commence on the 181st day after pricing of this offering. The provisions of the registration rights agreement with Mr. Neubauer will not override the applicable transfer restrictions in our certificate of incorporation. Further, we anticipate that, as part of this arrangement with Mr. Neubauer, our board of directors will approve the transfer by Mr. Neubauer of up to 1.5 million shares of Class A common stock to charitable organizations and the conversion of such shares into unrestricted Class B common stock. Such transfer will be an exception to the lock-up arrangement with the underwriters. Mr. Neubauer is making the contributions in connection with the proposed transactions for personal tax planning purposes.

Other Transactions

In March 2000, we acquired from James E. Ksansnak, our director and former vice chairman, approximately 80% of the capital stock of a corporation owned by Mr. Ksansnak for nominal consideration. We terminated that corporation's 401(k) plan and distributed 1,291,826 shares of our Class A common stock, as adjusted to reflect the merger, held by the plan to Mr. Ksansnak, as the plan's sole participant. Mr. Ksansnak is providing consulting services to us with respect to our Educational Resources segment for which he has been compensated. At September 28, 2001, Mr. Ksansnak had outstanding deferred payment obligations of $975,605.

THE MERGER AND THE STOCK BUYBACK

The completion of the merger described below is a condition to the consummation of this offering.

The Merger

Prior to this offering, ARAMARK Corporation will merge with and into ARAMARK Worldwide Corporation, its wholly owned subsidiary. In the merger:

- each share of old outstanding Class A common stock will convert into twenty shares of Class A-1 common stock.

- each share of old outstanding Class B common stock will convert into two shares of Class A common stock. Of each stockholder's shares of old Class B common stock, as nearly as possible:

  — one-third will be converted into shares of Class A-1 common stock,

  — one-third will be converted into shares of Class A-2 common stock, and

  — one-third will be converted into shares of Class A-3 common stock.

- each share of Class A common stock is identical except for applicable restricted periods, and each share of Class B common stock is identical except for applicable restricted periods. At the conclusion of the applicable restricted periods, the Class B-1, Class B-2 and Class B-3 shares convert into Class B shares that are freely transferable. Shares of Class A common stock will not be transferable other than in a permitted transfer until the applicable restricted periods expire. Shares of Class A common stock will automatically convert into freely transferable shares of Class B stock upon transfer, with some limited exceptions. Pursuant to ARAMARK's new certificate of incorporation, stockholders also will be prohibited from entering into any swap or other arrangement (including contracting to sell, selling, transferring, pledging, granting of any option to purchase, making any short sale or otherwise disposing of any shares) that transfers to another, in whole or in part, any of the economic consequences of ownership of any class of common stock, in each case other than permitted transfers. However, if such person holds during the entire time of the relevant transaction, shares with respect to which restricted periods have expired or do not apply, such transaction may involve only up to the number of such unrestricted shares.

After this offering but without giving effect to the stock buyback and assuming no Class A-1, Class A-2 or Class A-3 shareholders convert their shares to Class B-1, Class B-2 or Class B-3 shares:

- shares of Class A common stock will constitute about 85% of our total outstanding common stock and about 98% of our total voting power; and

- shares of Class B common stock will constitute about 15% of our total outstanding common stock and about 2% of our total voting power.

We will not complete this offering unless we complete the merger. We will complete the merger only if each of the following conditions, among others, is satisfied or waived (if permitted):

- A majority of the total votes entitled to be cast by the holders of the outstanding shares of old Class A common stock and old Class B common stock, voting as a single class, are voted in favor of the adoption of the merger agreement;

- The number of shares of our old Class A common stock that are issued and outstanding immediately prior to the stockholder vote regarding the merger and that are held by dissenting stockholders who have not voted to adopt the merger agreement and who are entitled to demand and have delivered a written demand for appraisal of such shares of our old Class A common stock shall not exceed 5% of the issued and outstanding shares of our old Class A common stock on such date immediately prior to the effective date of the merger.

The Stock Buyback

After this offering, we intend to use approximately 56% of the gross proceeds of this offering (assuming the stock buyback is completed at the public offering price) to fund the stock buyback, which consists of a cash tender offer for a portion of our outstanding shares of Class A common stock outstanding after the merger and a repurchase of shares of our Class A common stock from the 401(k) Plans. We intend for the stock buyback to comprise the second step of a "synthetic secondary offering," a primary offering followed by stock purchases using the proceeds of the public offering to accomplish substantially the same goal as allowing existing stockholders to participate in the public offering. We intend to purchase 10% in the aggregate of the outstanding shares of our Class A common stock in the stock buyback. We may increase the target percentage for the stock buyback to above 10%, but the aggregate funds to be used in the stock buyback will not exceed 75% of the gross proceeds from this offering.

We currently intend to launch the tender offer as soon as practicable after the close of this offering. We will determine the tender offer price, which may be at or above the public offering price and at, above or below the market price at the time of the tender offer. In the tender offer, each Class A stockholder will be permitted to tender up to 13% of his or her shares of Class A common stock. If the tender offer is fully subscribed by all Class A stockholders, we will accept no more than 10% (the currently anticipated target percentage) of each Class A stockholder's shares. In this manner, tenders of up to 10% of a stockholder's shares will be accepted, and to the extent some stockholders tender less than 10% of their shares of Class A common stock, then this shortfall will be allocated to the stockholders that have tendered more than the 10% amount (but no more than 13%) on a pro rata basis. The amount tendered by a Class A stockholder in the tender offer may consist of no more than one-third of Class A-2 common stock and no more than one-third of Class A-3 common stock; however a holder may tender stock that consists entirely of Class A-1 common stock. The Class B common stock sold in this offering cannot be tendered in the tender offer.

In the repurchase from the 401(k) Plans, we currently intend to agree, on the date we execute the underwriting agreement relating to this offering, to acquire up to 10% of the Class A common stock held by the 401(k) Plans, but we may increase that percentage to equal the target percentage for the tender offer in the event that target percentage is increased to above 10%. In exchange for entering into this contract, the trustee for the 401(k) Plans will agree not to tender in the tender offer. We anticipate that the price per share under the contract with the 401(k) Plans will equal the public offering price. However, if we tender for shares of Class A common stock in the tender offer at a price higher than the public offering price, we will either make an additional payment to the trustee for the difference on the date the tender offer closes or we will return a portion of the shares sold to us by the 401(k) Plans so that the effective price per share we pay under the contract equals the tender offer price. Since the repurchase of shares under the contract with the 401(k) Plans will close prior to the commencement of the tender offer, we will complete the repurchase of shares from the 401(k) Plans, even in the unlikely event we elect not to proceed with the tender offer.

If the price per share in the stock buyback exceeds the public offering price per share of our unrestricted Class B common stock by an amount such that the aggregate consideration for all shares purchased in the stock buyback would exceed 75% of the gross proceeds from this offering, we will reduce the maximum number of shares of our Class A common stock that may be tendered in the tender offer and return shares of Class A common stock to the 401(k) Plans to limit the aggregate consideration for all shares purchased in the stock buyback to 75% of the gross proceeds from this offering.

We will purchase shares in the tender offer pursuant to an offer to purchase and related materials, which we will distribute when we commence the tender offer. We will also file a tender offer statement on Schedule TO with the SEC in connection with the tender offer. We cannot assure you that the tender offer will occur or that it will occur on the terms described in this prospectus.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

The following is a description of the terms of our certificate of incorporation and bylaws as each will be in effect upon closing of this offering. We also refer you to our certificate of incorporation and bylaws, copies of the forms of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part or are available from us.

Authorized Capitalization

Our capital structure consists of

- 300,000,000 authorized shares of Class A-1 common stock;
- 150,000,000 authorized shares of Class A-2 common stock;
- 150,000,000 authorized shares of Class A-3 common stock;
- 1,000,000,000 authorized shares of unrestricted Class B common stock;
- 300,000,000 authorized shares of Class B-1 common stock;
- 150,000,000 authorized shares of Class B-2 common stock;
- 150,000,000 authorized shares of Class B-3 common stock; and
- 100,000,000 authorized preferred shares, including 600,000 authorized shares of Series C Junior Participating Preferred Stock and 20,000 authorized shares of Series D preferred stock.

After this offering but prior to the stock buyback, there will be approximately 87,583,697 Class A-1, 39,874,937 Class A-2, 39,874,937 Class A-3, 30,000,000 unrestricted Class B common stock, no Class B-1, no Class B-2, no Class B-3 and no preferred shares outstanding. This assumes that the underwriters do not exercise their over-allotment option in connection with this offering. Class A common stock that are converted to Class B common stock will resume the status of authorized but unissued Class A common stock.

After this offering, there will be outstanding stock purchase opportunities, options and deferred stock units for about 35,452,810 Class A common stock and deferred stock units for about 2,163 shares of Series D preferred stock.

After the expiration of the periods during which transfer restrictions apply to the Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 common stock, our certificate of incorporation will be amended to combine the unrestricted classes of Class A common stock into one class and to combine the unrestricted classes of Class B common stock into one class. After this amendment, our authorized common stock will consist of 600,000,000 authorized shares of Class A common stock and 1,000,000,000 authorized shares of Class B common stock. ARAMARK Corporation, as sole stockholder of ARAMARK Worldwide Corporation, has already executed a written consent to this amendment and, therefore, no further stockholder action is required.

Description of Our Certificate of Incorporation

This section describes other key provisions of our certificate of incorporation.

- *No Stockholder Action by Written Consent.*   Our certificate of incorporation prohibits stockholder action by written consent.

- *No Stockholder Ability to Call a Special Meeting.*   Our certificate of incorporation provides that special meetings of our stockholders may be called only by our board of directors or the chairman of our board of directors.

- *Limitation of Director Liability.*   Our certificate of incorporation provides that our directors are not liable to our stockholders for monetary damages for breach of fiduciary duty, except for liability:

    —for breach of duty of loyalty;

    —for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

—under Section 174 of the Delaware General Corporation Law (unlawful dividends); and

—for transactions from which the director derived improper personal benefit.

- *Indemnification of Directors and Officers.* Our certificate of incorporation provides for indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law.

- *Classified Board of Directors.* Our certificate of incorporation provides for a classified board of directors.

Comparison of Our Class A Common Stock and Class B Common Stock

The following table compares our Class A common stock and Class B common stock.

Public Market

Class A, Class B-1, Class B-2 and Class B-3 Common Stock:	• None.
Unrestricted Class B Common Stock:	• Will be listed on the New York Stock Exchange, subject to official notice of issuance.

Voting Rights

Class A, Class B-1, Class B-2 and Class B-3 Common Stock:	• Ten votes per share on all matters voted upon by our stockholders (except for Class B-1, Class B-2 and Class B-3 common stock which will have only one vote per share). No cumulative voting in the election of our directors.
Unrestricted Class B Common Stock:	• One vote per share on all matters voted upon by our stockholders. No cumulative voting in the election of our directors.

Transfer Restrictions

Class A, Class B-1, Class B-2 and Class B-3 Common Stock:	Except for permitted transfers:

- Class A-1 common stock may not be transferred until 180 days after pricing of this offering;

- Class A-2 common stock may not be transferred until 360 days after pricing of this offering; and

- Class A-3 common stock may not be transferred until 540 days after pricing of this offering.

Permitted transfers include:

- Conversion transfers, which have the effect of allowing the shares to convert into shares of unrestricted Class B common stock;

- Non-conversion transfers, which have the effect of retaining both the applicable restricted periods and the multiple voting rights; and

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- Charity transfers, which have the effect of retaining the applicable restricted periods but not the multiple voting rights.

In a conversion transfer, shares of Class A common stock, regardless of whether they represent shares of Class A-1, Class A-2 or Class A-3 common stock, will be converted into shares of unrestricted Class B common stock. Conversion transfers include:

- with respect to no more than 1,000,000 shares of common stock donated and transferred, prior to May 25, 2001, to charitable organizations (including foundations, schools, colleges, universities, charitable remainder trusts and charitable lead trusts), sales by such charitable organizations following 90 days after pricing of this offering;

- transfers to us; and

- transfers approved as conversion transfers by our board of directors, including, without limitation:

  —transfers by Mr. Neubauer of up to 1.5 million shares to private or public foundations and charities;

  —transfers upon the death of an employee stockholder in order to pay any estate taxes and expenses on a date as close as practicable to the tax payment date; or

  —transfers in the case of employee stockholder hardship (such as medical necessity, family emergencies, etc.).

During the first 180 days after pricing of this offering, transfers approved by our board of directors as conversion transfers will be restricted by the lock-up arrangements with the underwriters. However, approved transfers by Mr. Neubauer of up to 1.5 million shares to private or public foundations and charities and approved transfers to pay estate taxes and expenses will not be restricted by the lock-up arrangements with the underwriters.

In a non-conversion transfer, shares of Class A common stock, regardless of whether they represent shares of Class A-1, Class A-2 or Class A-3 common stock, will not convert into shares of Class B common stock. Non-conversion transfers include:

- transfers to and among family members of Class A stockholders and entities (including trusts, partnerships and limited liability companies) established for estate planning or educational purposes;

- bona fide pledges to us, a commercial bank, savings and loan institution or any other lending or financial institution as security for indebtedness of the holder of the shares of Class A common stock being pledged. The pledgee shall be bound by the applicable transfer restrictions; and

- transfers approved as non-conversion transfers by our board of directors.

During the first 180 days after pricing of this offering, transfers approved by our board of directors as non-conversion transfers will be restricted by the lock-up arrangements with the underwriters.

In a charity transfer, shares of Class A-1, Class A-2 or Class A-3 common stock will convert into shares of Class B-1, Class B-2 and Class B-3 common stock. Charity transfers include transfers to charitable organizations (including foundations, schools, colleges, universities, charitable remainder trusts and charitable lead trusts).

Shares of Class B-1, Class B-2 and Class B-3 common stock are subject to the same transfer restrictions and have the benefit of the same exceptions for conversion transfers, non-conversion transfers and charity transfers, as appropriate, as shares of Class A-1, Class A-2 and Class A-3 common stock, respectively, but do not have multiple voting rights. At the conclusion of the applicable restricted periods, shares of Class B-1, Class B-2 and Class B-3 common stock convert into shares of unrestricted Class B common stock that are freely transferable.

Holders of restricted shares of Class A-1, Class A-2, Class A-3, Class B-1, Class B-2 and Class B-3 common stock are also prohibited from entering into any swap or other arrangement (including contracting to sell, selling, transferring, pledging, granting of any option to purchase, making any short sale or otherwise disposing of any shares) that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of any class of common stock, in each case other than permitted transfers. However if such person holds, during the entire time of the relevant transaction, shares with respect to which restricted periods have expired or do not apply, such transaction may involve only up to the number of such unrestricted shares.

Unrestricted Class B Common Stock:

- Shares of our unrestricted Class B common stock have no transfer restrictions.

Conversion

Class A, Class B-1, Class B-2 and Class B-3 Common Stock:

- Shares of Class A common stock automatically will convert into shares of unrestricted Class B common stock upon any transfer, except for a non-conversion transfer or a charity transfer.

- Shares of Class A-1, Class A-2 and Class A-3 common stock held by an employee or a transferee of such employee (including transferees who acquired their shares from employees prior to the merger) will automatically convert into shares of Class B-1, Class B-2 and Class B-3 common stock, respectively, in the event of termination of employment by such employee upon the earlier of 180 days after the pricing of this offering and the date the tender offer is completed or, if termination of employment occurs after that date, on the date of termination of employment.

	• In addition, holders of shares of Class A-1, Class A-2 and Class A-3 common stock may convert such shares into shares of Class B-1, Class B-2 and Class B-3 common stock, respectively, at any time.
	• Except as described above, Class A common stock may not be converted into unrestricted Class B common stock for a period of 180 days, 360 days and 540 days, respectively, after pricing of this offering.
Unrestricted Class B Common Stock:	• Not applicable.
Rights upon Merger, Consolidation or Reorganization	
Class A, Class B-1, Class B-2, Class B-3 Common Stock:	• In the event that we reorganize, merge or consolidate with one or more other corporations, holders of Class A common stock will be entitled to receive the same kind and amount of securities or property that is to be received by holders of Class B common stock.
Unrestricted Class B Common Stock:	• In the event that we reorganize, merge or consolidate with one or more other corporations, holders of Class B common stock will be entitled to receive the same kind and amount of securities or property that is to be received by holders of Class A common stock.
Other Rights	
Class A, Class B-1, Class B-2, Class B-3 Common Stock:	• No preemptive rights or other subscription rights.
Unrestricted Class B Common Stock:	• No preemptive rights or other subscription rights.

Special Circumstances Not Deemed Transfers

Our certificate of incorporation provides that the entering into of a voting, tender or like agreement or arrangement in connection with any of our shares or securities will not be deemed to constitute a transfer where such agreement or arrangement;

- is entered into by a holder or holders of such shares or securities and one or more third parties in connection with a potential business combination involving us; and
- has been approved by our board of directors prior to the entering into of such agreement or arrangement.

We are agreeing that, without the prior written consent of Goldman, Sachs & Co. or J.P. Morgan Securities Inc., for a period of 180 days after pricing of this offering, we will not take any action to enable or recognize any attempt by our directors, executive officers and other existing shareholders to enter into a voting, tender or like agreement or arrangement related to a business combination approved by our board of directors.

Dividends, Subdivision and Combinations

Subject to the rights of the holders of preferred stock, holders of Class A common stock and Class B common stock will be entitled to receive dividends and other distributions in cash, stock of any corporation, other than our common stock, or our property as our board of directors may declare from time to time out of our legally available assets or funds and will share equally on a per share basis in all such dividends and other distributions. If dividends or other distributions are payable in our common stock, including distributions pursuant to stock splits or divisions of our common stock, only Class A common stock will be paid or distributed with respect to Class A common stock and only Class B common stock will be paid or distributed

with respect to Class B common stock. The number of Class A common stock and Class B common stock so distributed will be equal on a per share basis.

Neither our Class A common stock nor our Class B common stock may be reclassified, subdivided or combined, except for reclassifications after the expirations of the applicable restricted periods to combine classes of our Class A-1, Class A-2 and Class A-3 common stock into one class of Class A common stock and classes of our Class B, Class B-1, Class B-2 and Class B-3 common stock into one class of Class B common stock pursuant to an amendment of our certificate of incorporation, unless the reclassification, subdivision or combination occurs simultaneously and in the same proportion for each class.

All the outstanding Class A common stock are validly issued, fully paid and nonassessable. When this offering is completed, all the outstanding Class B common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide preferred stock into one or more classes or series, and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each class or series, and the qualifications, limitations or restrictions of each class or series, to the fullest extent permitted by Delaware law. The issuance of preferred stock could have the effect of decreasing the market price of our common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of common stock.

Each share of our common stock has associated with it the right to purchase one share of Series C junior participating preferred stock under our rights agreement.

Our board of directors has the authority to issue shares of Series C junior participating preferred stock from time to time and to increase the number of authorized shares of Series C junior participating preferred stock. The Series C junior participating preferred stock shall rank junior to all other preferred stock, but senior to any of our common stock. The holders of Series C junior participating preferred stock shall vote with the holders of our common stock as a single class, unless otherwise required by law, and are entitled to 1,000 votes per share. The board of directors may not effect any amendment to the terms of the Series C junior participating preferred stock which would adversely affect the rights, powers and preferences thereof without the prior approval of the holders of two-thirds of the then outstanding Series C junior participating preferred stock. The holders of our Series C junior participating preferred stock shall be entitled to receive quarterly cash dividends payable in an amount per share equal to the greater of (1) $10 or (2) 1,000 times the aggregate per share amount of all quarterly cash dividends and 1,000 times the cash value of the aggregate per share amount of all quarterly non-cash dividends declared on the common stock. In the event we are subject to any liquidation, dissolution or winding up, the holders of Series C junior participating preferred stock shall be entitled to receive a minimum per share payment in cash of $1,000, but will be entitled to an aggregate per share liquidation payment of 1,000 times the payment made per share of common stock. The Series C junior participating preferred stock may not be redeemed.

Our board of directors has the authority to issue shares of Series D preferred stock from time to time and to increase the number of authorized shares of Series D preferred stock. The Series D preferred stock shall rank senior to any of our other capital stock unless the terms of our other stock shall specifically provide that such stock shall rank senior to or on parity with the Series D preferred stock. The holders of Series D preferred stock shall have no right to vote at, participate in or receive notice of any meeting of our stockholders, unless otherwise required by law. However, in the event dividends that have been declared and that are payable upon the Series D preferred stock shall be in arrears, the number of directors constituting the board of directors shall be increased by two, and the holders of the Series D preferred stock voting separately as a single series shall be entitled to elect two directors to the board of directors. Such voting rights shall continue until all declared and payable dividends shall have been paid in full. The shares of Series D preferred stock shall not be transferable

except with the consent of the board of directors. The holders of our Series D preferred stock shall be entitled to receive, as and if declared by the board of directors, cumulative cash dividends at a per annum rate currently of $30 per share, reset annually at a rate equal to $1,000 multiplied by 50% of the one year U.S. treasury rate. In the event we are subject to any liquidation, dissolution or winding up, the holders of Series D preferred stock shall be entitled to receive payment in cash of $1,000 per share plus an amount equal to unpaid cumulative dividends. The Series D preferred stock may be redeemed in whole or in part at our option at any time upon notice by the payment of a redemption price equal to $1,000 per share plus an amount equal to the accrued and unpaid cumulative dividends thereon to the date fixed by the board of directors as the redemption date.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that may have some anti-takeover effects. Provisions of Delaware law may have similar effects under our certificate of incorporation.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a ''business combination'' with an ''interested stockholder'' for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- the ''business combination,'' or the transaction in which the stockholder became an ''interested stockholder'' is approved by the board of directors prior to the date the ''interested stockholder'' attained that status;

- upon consummation of the transaction that resulted in the stockholder becoming an ''interested stockholder,'' the ''interested stockholder'' owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

- on or subsequent to the date a person became an ''interested stockholder,'' the ''business combination'' is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the ''interested stockholder.''

''Business combinations'' include mergers, asset sales and other transactions resulting in a financial benefit to the ''interested stockholder.'' Subject to various exceptions, an ''interested stockholder'' is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to us and, therefore, may discourage attempts to acquire us.

The board of directors has approved each of Joseph Neubauer, his associated entities and the 401(k) Plans as ''interested stockholders'' for purposes of Section 203 of the DGCL.

In addition, various provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly address cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our certificate of incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by the board of directors or the chief executive officer.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder's notice must be delivered or mailed and received at our principal executive offices not less than 45 nor more than 75 days in advance of the anniversary date of our proxy statement in connection with our previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limitations on Liability and Indemnification of Officers and Directors

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

- for breach of duty of loyalty;
- for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;
- under Section 174 of the Delaware General Corporation Law (unlawful dividends); or
- for transactions from which the director derived improper personal benefit.

Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Provisions

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides

that the following provisions in the certificate of incorporation may be amended only by a vote of 80% or more of all of the outstanding shares of our stock entitled to vote:

- the prohibition on stockholder action by written consent;

- the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board;

- the limitation on the liability of our directors to us and our shareholders; and

- the obligation to indemnify the directors and officers to the fullest extent authorized by the Delaware General Corporation Law.

In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation. Our certificate of incorporation also provides that these provisions in our bylaws may be amended only by a vote of 80% or more of all of the outstanding shares of our common stock entitled to vote.

Rights Agreement

Under our rights agreement, each share of our Class A and Class B common stock has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a purchase price of $110, subject to adjustment, one one-thousandth of a share of Series C junior participating preferred stock under circumstances provided for in the rights agreement.

The purpose of our rights agreement is to:

- give our board of directors the opportunity to negotiate with any persons seeking to obtain control of us;

- deter acquisitions of voting control of us without assurance of fair and equal treatment of all of our stockholders; and

- prevent a person from acquiring in the market a sufficient amount of voting power over us to be in a position to block an action sought to be taken by our stockholders.

The exercise of the rights under our rights agreement would cause substantial dilution to a person attempting to acquire us on terms not approved by our board of directors and therefore would significantly increase the price that person would have to pay to complete the acquisition. Our rights agreement may deter a potential acquisition or tender offer.

Until a "distribution date" occurs, the rights will:

- not be exercisable;

- be represented by the same certificate that represents the shares with which the rights are associated; and

- trade together with those shares.

The rights will expire at the close of business on the ten-year anniversary of the rights agreement, unless earlier redeemed or exchanged by us.

Following a "distribution date," the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from the shares of our common stock.

A "distribution date" would occur upon the earlier of:

- ten business days after a public announcement that the person has become an "acquiring person;" or

- ten business days after a person commences or announces its intention to commence a tender or exchange offer that, if successful, would result in the person becoming an "acquiring person."

Under our rights agreement, a person becomes an ''acquiring person'' if the person, alone or together with a group, acquires beneficial ownership of 15% or more of the outstanding shares of our Class B common stock. However, an ''acquiring person'' shall not include us, any of our subsidiaries, any of our employee benefit plans or any person or entity acting pursuant to such employee benefit plans or any person who immediately after the merger owns more than 15% of the shares of our common stock, such as Mr. Neubauer. In addition, an ''acquiring person'' shall not include Mr. Neubauer and his estate and affiliates for so long as he or it does not beneficially own more than 25% of the shares of our Class B common stock (assuming the conversion of all shares of Class A common stock). Any of our equity securities acquired by Mr. Neubauer after the implementation of our rights agreement pursuant to our employee benefit plans or otherwise received as compensation from us will not be counted towards such limitation. Our rights agreement also contains provisions designed to prevent the inadvertent triggering of the rights by institutional or certain other stockholders.

If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value two times the purchase price. If, following a public announcement that a person has become an acquiring person:

- we merge or enter into any similar business combination transaction and we are not the surviving corporation; or

- 50% or more of our assets, cash flow or earning power is sold or transferred,

each holder of a right, other than the acquiring person, will be entitled to purchase a number of shares of common stock of the surviving entity having a market value two times the purchase price.

After a person becomes an acquiring person, but prior to such person acquiring 50% of our outstanding shares of Class B common stock, our board of directors may exchange the rights, other than rights owned by the acquiring person, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series C preferred stock, or of a share of our preferred stock having equivalent rights, preferences and privileges, for each right.

At any time until a person has become an acquiring person, our board of directors may redeem all of the rights at a redemption price of $.01 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.

A holder of rights will not, as such, have any rights as our stockholder, including rights to vote or receive dividends.

At any time prior to the distribution date, our board of directors may amend any provisions in the rights agreement. After the distribution date, our board of directors may amend the provisions of our rights agreement in order to:

- cure any ambiguity;

- shorten or lengthen any time period under our rights agreement; or

- make changes that will not adversely affect the interests of the holders of rights;

provided, that no amendment may be made when the rights are not redeemable.

The distribution of the rights will not be taxable to our stockholders or us. Our stockholders may recognize taxable income when the rights become exercisable for our common stock or an acquiring company.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for our unrestricted Class B common stock. First Union National Bank is the transfer agent and registrar for our Class A common stock and our restricted Class B common stock.

TRANSACTIONS IN OUR OLD COMMON STOCK

Prior to the completion of the merger, we have been a party to a stockholders' agreement with all holders of our common stock except our 401(k) Plans (collectively, restricted investors) whereby they, and their transferees, were subject to certain transfer restrictions. In connection with the stockholder vote on the merger, we are seeking termination of the stockholders' agreement.

Under the stockholders' agreement we generally exercised our right to call all the shares held by a former employee upon such employee's departure. In fiscal 1999, 2000 and 2001, we made payments of $1.5 million, $157.9 million and $65.4 million to former employees under the stockholders' agreement. From fiscal 1998 to early fiscal 2000, we elected to delay the exercise of our right to call shares of terminated employees until October 1999. This election resulted in a decrease in our repurchases in fiscal 1998 and 1999 and an increase in our repurchases in fiscal 2000.

Except for permitted transferees, we have been the sole purchaser of our common stock pursuant to the stockholders' agreement. These repurchases have been primarily upon termination of employment, as provided by the stockholders' agreement. Our board of directors also authorized the repurchase of shares of our common stock pursuant to which management stockholders were able to sell a portion of their shares to us. These repurchases were approved by the board of directors and have occurred during quarterly repurchase periods from December 15 to January 15, March 15 to April 15, June 15 to July 15 and September 15 to October 15. During those periods, we repurchased shares of our common stock from management stockholders at the quarterly appraisal price determined 15 days prior to the beginning of each repurchase period by a nationally recognized independent appraisal firm. During fiscal 1999, 2000 and 2001, we repurchased $2.0 million, $27.8 million and $21.6 million of shares from current employees. We have suspended these repurchases for the June 15 to July 15 period and the September 15 to October 15 period and anticipate suspending the December 15 to January 15 period.

From time to time, upon the occurrence of extenuating circumstances, we also have repurchased shares from our management stockholders through an emergency buyback program. We anticipate that we will continue the emergency buyback program after completion of the stock buyback until the expiration of the transfer restrictions on Class A common stock at prices and circumstances to be determined on a case-by-case basis. Requests for these types of repurchases have been reviewed on an individual basis. After this offering is completed, we intend to discontinue our general practice of repurchasing shares from management stockholders, but we may, under certain circumstances, repurchase our stock from time to time.

Our practice has been to have our common stock appraised quarterly at December 1, March 1, June 1 and September 1. For the purpose of determining the appropriate price for the repurchase of our common stock from former employees and restricted investors, our appraiser has considered a variety of factors, including the history and nature of our business, financial data from audited and interim financial statements, long-term financial forecasts, our operating segments, industry and capital market information deemed relevant to the assessment of investment risk and return of the common stock and other factors affecting our business. The appraiser determined the appropriate methodology for its appraisal, which has been based on market capitalization approaches and relative value in comparison to public traded companies in our business segments and market multiples in merger and acquisition transactions in similar businesses and on income approaches, including discounted cash flow analysis. The appraiser also considered various qualitative considerations, including our diverse business segments, level of indebtedness and limitations on the marketability of the common stock, resulting in part from the transfer restrictions imposed by the stockholders' agreement.

The prices of common stock set forth in the table below are the historical quarterly appraisal prices of common stock since March 1, 1999.

| | Old Class A | | Old Class B | |
Date	Actual	After Giving Effect to the Merger Exchange Ratio	Actual	After Giving Effect to the Merger Exchange Ratio
December 1, 2001	$303.00	$15.15	$28.80	$14.40
September 1, 2001	297.00	14.85	28.20	14.10
June 1, 2001	239.00	11.95	20.80	10.40
March 1, 2001	231.00	11.55	19.90	9.95
December 1, 2000	220.00	11.00	18.70	9.35
September 1, 2000	206.00	10.30	17.50	8.75
June 1, 2000	194.00	9.70	16.50	8.25
March 1, 2000	187.10	9.35	15.90	7.95
December 1, 1999	178.70	8.94	15.20	7.60
September 1, 1999	166.80	8.34	14.20	7.10
June 1, 1999	153.50	7.68	13.05	6.53
March 1, 1999	146.00	7.30	12.40	6.20

You should not rely on these historical quarterly appraisal prices in determining whether to invest in our Class B common stock.

DESCRIPTION OF INDEBTEDNESS

The following are descriptions of the terms of agreements evidencing indebtedness to which we are a party. We also refer you to the actual agreements, copies of which have either been filed with the SEC as exhibits to the registration statement of which this prospectus is a part or are available from us.

Senior Revolving Credit Facility

ARAMARK Services, Inc., our wholly owned subsidiary, is the borrower under a non-amortizing $1.0 billion senior revolving credit facility, which matures in March 2005, among the lenders party thereto and The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, as agents. Interest under the senior revolving credit facility is based on, at our option, LIBOR plus a spread ranging from 0.18% to 0.70% per annum, the certificate of deposit rate plus a spread ranging from 0.28% to 0.80% per annum or the higher of the prime rate or 0.50% per annum over the federal funds rate. There is a commitment fee ranging from 0.10% to 0.30% per annum on the entire commitment under the senior revolving credit facility. The spread and fee margins are based on certain financial ratios. The weighted average interest rate including the commitment fee under the senior revolving credit facility on September 28, 2001 was 4.05%. At September 28, 2001, there was approximately $420 million borrowings outstanding under this facility.

The senior revolving credit facility contains restrictive covenants that, among other things, limit our ability and the ability of some of our subsidiaries to effect changes in our businesses or our corporate existence; create liens securing additional indebtedness; dispose of all or substantially all of our assets; enter into some mergers and consolidations; and repurchase our capital stock in some circumstances.

The terms of the senior revolving credit facility also require that we maintain certain specified minimum ratios of cash flow to fixed charges and to total borrowings and certain minimum levels of net worth.

The senior revolving credit facility also provides for general events of default including:

- failure to pay principal of or interest on any loans under the senior revolving credit facility;

- failure to perform or observe any covenant;

- acceleration of or failure to make payments in respect of debt in the aggregate principal amount of $25,000,000 or more; and

- certain events of bankruptcy.

In addition, events of default include the occurrence of more than 30% of the voting power of our voting securities being held by any person or group. If any event of default occurs, the principal or interest on the borrowed amounts may become or may be declared to be immediately due and payable.

Our Publicly Traded Notes

We currently have $875 million principal amount of outstanding senior notes that mature between 2004 and 2006. The notes are issued under an indenture dated as of July 15, 1991, among ARAMARK Services, Inc., our wholly owned subsidiary, us, as guarantor, and The Bank of New York, as trustee. The 6.75% Notes due 2004 and the 7.00% Notes due 2006 may be redeemed, in whole or in part, at any time at our option at a redemption price equal to the greater of (i) 100% of the principal amount or (ii) an amount based on the discounted present value of scheduled principal and interest payments. The 7.10% Notes due 2006 and the 8.15% Notes due 2005 are not redeemable prior to their stated maturity. None of the notes have the benefit of a sinking fund.

The notes are subject to certain covenants that, among other things, limit our ability and the ability of some of our subsidiaries to incur additional indebtedness unless the outstanding notes are secured equally and

ratably with such additional indebtedness; enter into sale and lease-back transactions; and enter into some mergers and acquisitions.

The notes also provide for general events of default, which, if any of them occurs, would require the principal or interest on the notes to become or to be declared to be immediately due and payable.

Other Facilities

ARAMARK Services, Inc., our wholly owned subsidiary, is the borrower under a $600 million bridge financing facility with a group of banks arranged by JP Morgan Chase Bank. The bridge financing facility is unsecured and matures in November 2002. We and certain other subsidiaries are the guarantors of the obligations in the same manner as our senior revolving credit facility. Interest under the bridge financing facility is based on, at our option, LIBOR plus a spread ranging from 1.125% to 1.875% per annum and an initial spread of 1.375% (with the spread increasing by 0.25% after six months and by an additional 0.25% after nine months) or the higher of the prime rate or 0.5% per annum over the federal funds rate. The bridge financing facility has restrictive covenants, financial covenants and events of default substantially similar to those included in our senior revolving credit facility.

ARAMARK Canada Ltd., our indirectly held, wholly owned subsidiary is the borrower under a non-amortizing C$70 million Canadian revolving credit facility among the lenders party thereto and Canadian Imperial Bank of Commerce, as administrative agent, and The Bank of Nova Scotia, as documentation agent. The credit facility provides for either U.S. dollar or Canadian dollar borrowings and matures in March 2002. At September 28, 2001, there was approximately $34 million of borrowings outstanding under this facility.

ARAMARK Services, Inc. is the borrower under a loan agreement with Metropolitan Life Insurance Company in an outstanding principal amount of $50 million, evidenced by a 6.79% note due January 2003. The face value of the note is $125 million. ARAMARK Services, Inc. is also the borrower under a $75 million credit agreement provided by Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia which matures in May 2005. Interest under the credit agreement is based on either LIBOR plus a spread ranging from 0.65% to 1.50% per annum or the higher of the prime rate or 0.50% per annum over the federal funds rate. The spread is based on certain financial ratios.

ARAMARK Services, Inc. is also the borrower under a $50 million credit agreement provided by KBC Bank which matures in May 2005. Interest under the credit agreement is based on either LIBOR plus a spread ranging from 0.90% to 1.30% per annum or the higher of the prime rate or 0.50% per annum over the federal funds rate. The spread is based on certain financial ratios.

ARAMARK Services, Inc. is also the borrower under a $45 million credit agreement provided by BNP Paribas which matures in July, 2003. Interest under the credit agreement is based on LIBOR plus a spread of 0.85% per annum.

At September 28, 2001, our subsidiaries also had approximately $122 million indebtedness outstanding under other indentures and/or credit facilities. In addition, our subsidiaries also have lease and other financial obligations that are not classified as indebtedness under generally accepted accounting principles.

CERTAIN INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material United States federal income and estate tax consequences of the ownership of Class B common stock by you if you are a non-U.S. holder as of the date of this prospectus.

A "non U.S. holder" means a person that is not any of the following:

- a citizen or resident of the United States,

- a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,

- an estate the income of which is subject to United States federal income taxation regardless of its source and

- a trust (1) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code," or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to you in light of your personal circumstances. Special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. If you are one of these entities, you should consult your own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to you. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date of this prospectus, and these authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our Class B common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class B common stock, you should consult your tax advisor.

If you are considering the purchase, ownership or disposition of our Class B common stock you should consult your own tax advisor concerning the United States federal income tax consequences in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to you on our Class B common stock generally will be subject to withholding of United States federal income tax at a 30% rate (or lower applicable treaty rate). However, dividends that are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to your United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by you if you are a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or lower applicable treaty rate).

If you wish to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, you will be required to:

- complete Internal Revenue Service, Form W-8BEN (or successor form) and certify, under penalty of perjury, that you are not a U.S. person; or

- hold the Class B common stock through certain foreign intermediaries or certain foreign partnerships, and satisfy the certification requirements of applicable Treasury regulations.

Special certification requirements apply to certain non-U.S. holders that are entities rather than individuals.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

You generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Class B common stock unless:

- the gain is effectively connected with your trade or business in the United States, and, where a tax treaty applies, is attributable to your United States permanent establishment;

- you are an individual and hold the Class B common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

- we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

If you are described in the first bullet point above you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If you are described in the second bullet point above you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States). If you are a non-U.S. holder that is a foreign corporation and fall under the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% (or lower applicable treaty rate) of your effectively connected earnings and profits.

We believe we are not and do not presently anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

If you are an individual, our Class B common stock held by you at the time of your death will be included in your gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of Class B common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge that you are a United States person) or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

The 30,000,000 unrestricted shares of Class B common stock sold in this offering, or 34,500,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any such shares acquired by an "affiliate" of ARAMARK as that term is defined in Rule 144 under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

Because the shares of Class A common stock are being issued pursuant to a registration statement on Form S-4, they will be freely tradable without restriction under the Securities Act following the expiration of the 180 day, 360 day or 540 day transfer restriction periods, as applicable, described below in "—Lockup of Class A Common Stock" except for any such shares acquired or held by an affiliate, which shares, pursuant to Rule 145, will remain subject to the resale limitations of Rule 144. Giving effect to the merger, 84,018,042 shares of our Class A common stock are not held by affiliates. In addition, as described below, up to 1.5 million shares of Class A common stock that may be held by foundations and charities are anticipated to be eligible to be freely sold in the public market immediately after the offering and up to 1.0 million additional shares held by charities will be eligible to be freely sold in the public markets on the 91st day after pricing of this offering. Excluding shares held by the 401(k) Plans, shares subject to the resale limitations of Rule 144 and the up to 2.5 million shares of Class A common stock that may be sold earlier, at the end of the 180 day restricted period, 37,967,187 shares of Class A-1 common stock will be freely transferable; at the end of the 360 day restricted period, 23,025,427 shares of Class A-2 common stock will be freely transferable; and at the end of the 540 day period, 23,025,427 shares of Class A-3 common stock will be freely transferable. An additional 32,767,000 shares of Class A-1 common stock are held by the 401(k) Plans. After 180 days after pricing of this offering, these shares may be transferred to an employee or sold to provide cash distributions to that employee only upon or after that employee's termination of employment or upon that employee's reaching the age of 55. Under the terms of the 401(k) Plans, the trustee is otherwise required to hold these shares, subject only to the requirements of federal law. Excluding 1.5 million shares that Mr. Neubauer may transfer to foundations and charities, shares subject to the resale limitations of Rule 144 include 16,016,176 shares of Class A-1 common stock, 16,016,176 shares of Class A-2 common stock and 16,016,176 shares of Class A-3 common stock. Of these Rule 144 shares, Joseph Neubauer, our chief executive officer, and certain related parties own approximately 9,078,464 shares of Class A-1 common stock, 9,078,464 shares of Class A-2 common stock and 9,078,464 shares of Class A-3 common stock. In addition, after the expiration of the 180 day lockup period, our board of directors will have the ability to authorize limited transfers that result in shares of Class A common stock converting into shares of unrestricted Class B common stock. All of the foregoing share amounts exclude the impact of the stock buyback.

Mr. Neubauer and certain related parties may exercise registration rights with respect to their shares of common stock for which restricted periods have expired or do not apply, at any time after 360 days after pricing of this offering and with respect to all of the shares at any time after 540 days after pricing of this offering or, subject to the prior consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., at any time after 180 days and before 360 days after the pricing of this offering. In addition, Mr. Neubauer's estate may exercise demand registration rights with respect to his shares of common stock in certain limited circumstances at any time after 180 days and before 360 days after pricing of this offering. Mr. Neubauer and those related parties also have unlimited piggyback registration rights with respect to their shares of common stock for which restricted periods have expired or do not apply, that commence on the 181st day after pricing of this offering. Upon registration and sale, these shares will convert into shares of unrestricted Class B common stock and will become freely transferable.

Under the terms of our certificate of incorporation, charitable organizations will be permitted to sell up to 1.0 million shares of our common stock donated to them prior to May 25, 2001, beginning on the 91st day after pricing of this offering, and such shares will be freely transferable. In addition, our board of directors has approved a conversion transfer in which Mr. Neubauer will transfer up to 1.5 million shares of his Class A common stock to charitable organizations and upon such transfer such shares may be freely transferable Class B common stock. Such transfer by Mr. Neubauer will be an exception to the lock-up arrangement with the

underwriters. With respect to the shares that Mr. Neubauer intends to transfer to those prospective donees, such prospective donees have advised us that they have no current intention or need to dispose of such shares during the 180 day period after pricing of this offering.

In addition, 32,001,658 shares of Class A common stock are issuable upon the exercise of outstanding options, 1,414,584 of which are vested, and 3,451,152 shares of Class A common stock are issuable upon conversion of outstanding deferred stock units.

Because the Class B-1, Class B-2 and Class B-3 common stock are being registered pursuant to a registration statement on Form S-4, they will be freely tradable without restriction under the Securities Act following the expiration of the 180 day, 360 day or 540 day restriction periods, as applicable, described below in "—Lockup of Class B Common Stock," except for any such shares acquired by an affiliate, which shares, pursuant to Rule 145, will remain subject to the resale limitations of Rule 144 without the holding period.

Generally, Rule 145 provides that an affiliate whose shares are exchanged pursuant to a merger of a corporation with respect to which there has been a vote of stockholders will be subject to the resale limitations of Rule 144.

Generally, Rule 144 provides that an affiliate who has beneficially owned shares for at least one year may sell on the open market in brokers' transactions within any three month period a number of shares that does not exceed the greater of:

- 1% of the then outstanding shares of common stock; and

- the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding the sale.

Sales under Rule 144 will also be subject to post-sale notice requirements and the availability of current public information about us.

Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are freely tradable without restriction after the sale.

Sales of substantial amounts of our common stock in the open market, or the availability of shares for sale, could adversely affect the price of our unrestricted Class B common stock.

Lockup of Class A Common Stock

Transfer Restrictions. Except for permitted transfers, Class A-1 common stock may not be transferred until 180 days after pricing of this offering, Class A-2 common stock may not be transferred until 360 days after pricing of this offering and Class A-3 common stock may not be transferred until 540 days after pricing of this offering. Permitted transfers include:

- conversion transfers, which have the effect of allowing the shares to convert into shares of unrestricted Class B common stock;

- non-conversion transfers, which have the effect of retaining both the applicable restricted periods and the multiple voting rights; and

- charity transfers, which have the effect of retaining the applicable restricted periods, but not the multiple voting rights.

In a conversion transfer, shares of Class A-1, Class A-2 and Class A-3 common stock will convert into shares of unrestricted Class B common stock. Conversion transfers include:

- with respect to no more than 1,000,000 shares of common stock donated and transferred, prior to May 25, 2001, to charitable organizations (including foundations, schools, colleges, universities, charitable

remainder trusts and charitable lead trusts), sales by such charitable organizations following 90 days after pricing of this offering;

- transfers to us; and

- transfers approved as conversion transfers by our board of directors, including, without limitation, transfers by Mr. Neubauer of up to 1.5 million shares to private or public foundations and charities, transfers upon the death of an employee stockholder in order to pay any estate taxes and expenses on a date as close as practicable to the tax payment date or transfers in the case of employee stockholder hardship (such as medical necessity, family emergencies, etc.)

During the first 180 days after pricing of this offering, transfers approved by our board of directors as conversion transfers will be restricted by the lock-up arrangements with the underwriters. However, approved transfers by Mr. Neubauer of up to 1.5 million shares of private and public foundations and charities and approved transfers to pay estate taxes and expenses will not be restricted by the lock-up arrangements.

In a non-conversion transfer, shares of Class A-1, Class A-2 and Class A-3 common stock will not convert into shares of Class B common stock. Non-conversion transfers include:

- transfers to and among family members of Class A stockholders and entities (including trusts, partnerships and limited liability companies) established for estate planning or educational purposes;

- bona fide pledges to us, a commercial bank, savings and loan institution or any other lending or financial institution as security for indebtedness of the holder of the shares of Class A common stock being pledged. The pledgee will be bound by the applicable transfer restrictions; and

- transfers approved as non-conversion transfers by our board of directors.

During the first 180 days after pricing of this offering, transfers approved by our board of directors as non-conversion transfers will be restricted by the lock-up arrangements with the underwriters.

In a charity transfer, shares of Class A-1, Class A-2 or Class A-3 common stock will convert into shares of Class B-1, Class B-2 and Class B-3 common stock. Charity transfers include transfers to charitable organizations (including foundations, school, colleges, universities, charitable remainder trusts and charitable lead trusts).

Shares of Class B-1, Class B-2 and Class B-3 common stock are subject to the same transfer restrictions and have the benefit of the same exceptions for conversion transfers, non-conversion transfers and charity transfers, as appropriate, as shares of Class A-1, Class A-2 and Class A-3 common stock, respectively, but do not have multiple voting rights. At the conclusion of the applicable restricted periods, shares of Class B-1, Class B-2 and Class B-3 common stock shall convert into shares of unrestricted Class B common stock that are freely transferable.

Holders of restricted shares of Class A-1, Class A-2 and Class A-3 common stock are also prohibited by our certificate of incorporation from entering into any swap or other arrangement (including contracting to sell, selling, transferring, pledging, granting of any option to purchase, making any short sale or otherwise disposing of any shares) that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of any class of common stock, in each case other than permitted transfers. However if such person holds, during the entire time of the relevant transaction, shares with respect to which restricted periods have expired or do not apply, such transaction may involve only up to the number of such unrestricted shares. In addition, our directors, executive officers and stockholders that own 5% or more of our common stock (other than the 401(k) Plans) will agree with the underwriters not to enter into any such transactions with respect to any shares of common stock, including unrestricted shares, for a period of 180 days after pricing of this offering.

Shares of Class A-1, Class A-2 and Class A-3 common stock held by an employee or a transferee of such employee (including transferees who acquired their shares from employees prior to the merger) will automatically convert into Class B-1, Class B-2 and Class B-3 common stock, respectively, in the event of termination of employment by such employee upon the earlier of 180 days after the pricing of this offering and the date the tender offer is completed or, if termination of employment occurs after that date, on the date of termination of employment. In addition, holders of shares of Class A-1, Class A-2 and Class A-3 common stock may convert such shares into shares of Class B-1, Class B-2 and Class B-3 common stock, respectively, at any time.

Except as described above, shares of Class A common stock will not be converted into shares of unrestricted Class B common stock for a period of 180 days, 360 days and 540 days, respectively, after pricing of this offering.

Upon completion of this offering, we will have outstanding 167,333,570 shares of Class A common stock, without taking into consideration outstanding stock purchase opportunities, options and deferred stock units for 35,452,810 Class A common stock. As the lockup periods in our certificate of incorporation that are applicable to shares of Class A common stock and Class B-1, Class B-2 and Class B-3 common stock expire, such shares will become freely transferable, except for shares held by our affiliates.

With respect to acquisitions that are completed within 180 days of the closing of this offering, under the lock-up arrangements with the underwriters we may issue up to 15% of our then total outstanding shares, which shares of common stock will be restricted until the later of 90 days after the completion of such acquisition or 180 days after this offering, unless the consent of either Goldman, Sachs & Co. or J.P. Morgan Securities Inc. is obtained.

Lockup of Class B Common Stock

Transfer Restrictions. Shares of unrestricted Class B common stock have no transfer restrictions. Class B-1 common stock may not be transferred until 180 days after pricing of this offering; Class B-2 common stock may not be transferred until 360 days after pricing of this offering; and Class B-3 common stock may not be transferred until 540 days after pricing of this offering, except the exceptions applicable to shares of Class A common stock will also be applicable to the shares of Class B-1, Class B-2 and Class B-3 shares.

Holders of restricted shares of Class B-1, Class B-2 and Class B-3 common stock are also prohibited by our certificate of incorporation from entering into any swap or other arrangement (including contracting to sell, selling, transferring, pledging, granting of any option to purchase, making any short sale or otherwise disposing of any shares) that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of any class of common stock, in each case other than permitted transfers. However if such person holds, during the entire time of the relevant transaction, shares with respect to which restricted periods have expired or do not apply, such transaction may involve only up to the number of such unrestricted shares. In addition, our directors, executive officers and stockholders that own 5% or more of our common stock (other than the 401(k) Plans) will agree with the underwriters not to enter into any such transactions with respect to any shares of common stock, including unrestricted shares, for a period of 180 days after pricing of this offering.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, the underwriters named below have severally agreed to purchase, and we have agreed to sell each underwriter, the number of shares of common stock set forth opposite their name below. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the representatives of the underwriters.

Name	Number of Shares
Goldman, Sachs & Co.	9,513,750
J.P. Morgan Securities Inc.	9,513,750
Morgan Stanley & Co. Incorporated	4,488,750
Salomon Smith Barney Inc.	3,705,000
First Union Securities, Inc.	1,353,750
CIBC World Markets Corp.	125,000
Credit Lyonnais Securities (USA) Inc.	125,000
Epoch Securities, Inc.	125,000
E*trade Securities, Inc.	125,000
Ormes Capital Markets, Inc.	125,000
PNC Capital Markets, Inc.	125,000
Prudential Securities Incorporated	125,000
Pryor, Counts & Co., Inc.	50,000
Robertson Stephens, Inc.	125,000
Scotia Capital (USA) Inc.	125,000
U.S. Bancorp Piper Jaffray Inc.	125,000
Utendahl Capital Partners, L.P.	125,000
Total	30,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase our unrestricted Class B common stock included in this offering are subject to the approval of the validity of the shares of unrestricted Class B common stock by counsel and other conditions. The underwriters are obligated to take and pay for all of the shares of unrestricted Class B common stock (other than those covered by the overallotment option described below) if any are taken.

The underwriters have advised us that they propose initially to offer such shares of unrestricted Class B common stock to the public at the public offering price set forth on the cover page of this prospectus. After the public offering, the public offering price may be changed.

We have granted to the underwriters an option, exercisable for 30 days from the date hereof, to purchase up to an additional 4,500,000 shares of unrestricted Class B common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise that option solely for the purpose of covering overallotments, if any, made in connection with this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	No Exercise	Full Exercise
Per share	$ 1.265	$ 1.265
Total	$37,950,000	$43,642,500

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.76 per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We are agreeing that, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., for a period of 180 days after the date of the underwriting agreement,
- we will not,
- we will not take any action to enable our directors, executive officers and other existing stockholders to, and
- we will not recognize any attempt to by our directors, executive officers and other existing stockholders to,

directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of, or announce the offering of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock (any of such actions, a transfer), except for:

- *Acquisitions*—our issuance of up to 15% of the then outstanding shares of common stock in connection with acquisition of third party shares or assets (including without limitation by way of merger or consolidation) where the recipient agrees it will not transfer such shares of common stock for the later of 90 days after the date of issuance of such shares or for a period of 180 days after the date of the underwriting agreement;

- *Benefit plan distributions*—our issuances of shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for the benefit of our employees or directors under benefit plans described in this prospectus; and

- *Permitted transfers*—transfers permitted under our certificate of incorporation without further approval by our board of directors and transfers that require the approval of our board of directors relating to Mr. Neubauer's intention to transfer up to 1.5 million shares to public and private foundations or relating to payment of estate taxes and expenses.

We are agreeing that, without the prior written consent of Goldman, Sachs & Co. or J.P. Morgan Securities Inc., for a period of 180 days after pricing of this offering, we will not take any action to enable or recognize any attempt by our directors, executive officers and other existing shareholders to enter into a voting, tender or like agreement or arrangement related to a business combination approved by our board of directors.

We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, in connection with this offering. Stabilizing transactions permit bids to purchase the unrestricted Class B common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the unrestricted Class B common stock in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more shares of unrestricted Class B common stock in connection with this offering than they are committed to purchase from us. In addition, the underwriters may impose ''penalty bids'' under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to shares of unrestricted Class B common stock that are distributed in this offering but

subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the unrestricted Class B common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $7,500,000. The underwriters have agreed to reimburse us for a portion of the expenses related to this offering.

We intend to use more than 10% of the gross proceeds of the sale of our unrestricted Class B Common Stock to repay indebtedness under our existing credit facilities owed by us to banking affiliates of J.P. Morgan Securities Inc. and First Union Securities, Inc. J.P. Morgan Securities Inc. also acted as our financial advisor, and Goldman, Sachs & Co. acted as financial advisor to ServiceMaster, in connection with our acquisition of ServiceMaster Management Services. We financed our acquisition of ServiceMaster Management Services partly by entering into a new bridge financing facility with a group of banks arranged by an affiliate of J.P. Morgan Securities Inc. Additionally, an affiliate of J.P. Morgan Securities Inc. has a loan outstanding to Mr. Neubauer, our Chief Executive Officer, of $16.6 million secured by a portion of his shares of our common stock. Furthermore, Mr. Neubauer serves on the board of directors of Wachovia Corporation, which is a parent of First Union Securities, Inc., one of the underwriters. According to Rule 2720 of the National Association of Securities Dealers Conduct Rules, this makes First Union Securities, Inc. our affiliate, and the offering must comply with requirements of Rule 2720 of the NASD. That rule requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. will receive $10,000 from us as compensation for such role.

In the ordinary course of the underwriters' respective businesses, the underwriters and their affiliates have engaged and may engage in commercial and investment banking transactions with us and our affiliates for which they have received customary fees and expenses. In the ordinary course of our business, we have engaged in commercial transactions related to our business with the underwriters and their affiliates for which we have paid customary fees and expenses.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our unrestricted Class B common stock offered by them. No sales to discretionary accounts may be made without the prior written approval of the customer.

Our Class B common stock has been approved for listing on the New York Stock Exchange under the symbol "RMK." The underwriters intend to sell shares to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

Prior to this offering, there has been no public market for our unrestricted Class B common stock. The public offering price was determined by negotiations between the representatives of the underwriters and us. Among the factors that we and the representatives considered in determining the public offering price were our future prospects and our industry in general, our sales, earnings and other financial and operating information in recent periods and the price to earnings ratio, market prices of securities and other financial and operating information of companies engaged in activities similar to ours.

First Union Securities, Inc., a subsidiary of Wachovia Corporation, conducts its investment banking, institutional and capital markets businesses under the trade name of Wachovia Securities. Any references to "Wachovia Securities" in this prospectus, however, do not include Wachovia Securities, Inc., a separate broker-dealer subsidiary of Wachovia Corporation and affiliate of First Union Securities, Inc. which may or may not be participating as a separate selling dealer in the distribution of our unrestricted Class B common stock.

Each underwriter represents, warrants and agrees that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of the offering, will not offer or sell any shares of unrestricted Class B common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Market Act 2000 of Great Britain) received by it in connection with the issue or sale of any shares of unrestricted Class B common stock in circumstances in which section 21(1) of the Financial Services Market Act 2000 does not apply to us; and (3) it has complied and will comply with all applicable provisions of the Financial Services and Market Act 2000 with respect to anything done by it in relation to the shares of unrestricted Class B common stock in, from or otherwise involving the United Kingdom.

Each underwriter has acknowledged and agreed that the shares of unrestricted Class B common stock have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

The shares of unrestricted Class B common stock may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Each underwriter has agreed that it has not and will not offer or sell any shares of unrestricted Class B common stock or distribute any document or other material relating to the unrestricted Class B common stock, either directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the ''Singapore Companies Act'') or (ii) to a sophisticated investor in accordance with the conditions specified in Section 106D of the Singapore Companies Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other provision of the Singapore Companies Act.

Each underwriter offering shares of unrestricted Class B common stock has acknowledged and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any shares of unrestricted Class B common stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong and (ii) it has not issued or had in its possession for the purpose of issue and will not issue or have in its possession for the purpose of the issue any invitation or advertisement relating to the unrestricted Class B common stock in Hong Kong (except if permitted to do so by the securities laws of Hong Kong) other than with respect to shares of unrestricted Class B common stock intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

LEGAL MATTERS

The validity of the issuance of the shares of unrestricted Class B common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett, New York, New York. Certain legal matters relating to the unrestricted Class B common stock offered hereby will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

EXPERTS

The audited consolidated financial statements and financial statement schedules of ARAMARK Corporation and its subsidiaries, the audited balance sheet of ARAMARK Worldwide Corporation and the audited financial statements of ServiceMaster Management Services Business included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and, under the Exchange Act, we file reports, proxy statements and other information with the SEC. You may inspect those reports, proxy statements and other information and the registration statement and its exhibits and schedules, without charge, and you may make copies of them at prescribed rates at the public reference facilities of the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. The public may obtain information on the operation of the SEC's public reference facilities by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an Exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

You may also request a copy of those materials, free of cost, by writing or telephoning us at the following address:


Ted Hill
Vice President, Investor Relations
ARAMARK Tower
1101 Market Street
Philadelphia, Pennsylvania 19107
Telephone: (215) 238-3361


ARAMARK CORPORATION AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

ARAMARK WORLDWIDE CORPORATION
INDEX TO FINANCIAL STATEMENTS

SERVICEMASTER MANAGEMENT SERVICES BUSINESS
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ARAMARK Corporation:

We have audited the accompanying consolidated balance sheets of ARAMARK Corporation (a Delaware corporation) and subsidiaries as of September 29, 2000 and September 28, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended September 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARAMARK Corporation and subsidiaries as of September 29, 2000 and September 28, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 28, 2001, in conformity with accounting principles generally accepted in the United States.

/s/   Arthur Andersen LLP

Philadelphia, Pennsylvania
November 14, 2001

ARAMARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 29, 2000 AND SEPTEMBER 28, 2001
(dollars in thousands, except share amounts)

	Fiscal	
	2000	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 24,592	$ 24,799
Receivables (less allowances: 2000—$24,803; 2001—$22,571)	585,630	503,291
Inventories	416,413	415,798
Prepayments and other current assets	72,230	76,310
Total current assets	1,098,865	1,020,198
Property and Equipment, at Cost:		
Land, buildings and improvements	688,624	786,697
Service equipment and fixtures	1,409,265	1,447,861
	2,097,889	2,234,558
Less-Accumulated depreciation	1,044,646	1,146,725
	1,053,243	1,087,833
Goodwill	684,940	705,016
Other Assets	362,335	403,347
	$3,199,383	$3,216,394
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term borrowings	$ 59,736	$ 34,710
Accounts payable	431,123	459,249
Accrued payroll and related expenses	198,958	209,904
Other accrued expenses and current liabilities	377,043	380,288
Total current liabilities	1,066,860	1,084,151
Long-Term Borrowings	1,837,396	1,670,577
Less-current portion	59,736	34,710
Total long-term borrowings	1,777,660	1,635,867
Deferred Income Taxes and Other Noncurrent Liabilities	223,367	229,484
Common Stock Subject to Potential Repurchase Under Provisions of Shareholders' Agreement	20,000	20,000
Shareholders' Equity Excluding Common Stock Subject to Repurchase:		
Class A common stock, par value $.01; authorized: 25,000,000 shares; issued: 2000—2,422,396 shares; 2001—2,385,438	24	24
Class B common stock, par value $.01; authorized: 150,000,000 shares; issued: 2000—59,802,606 shares; 2001—59,765,397	598	597
Capital surplus	—	1,057
Earnings retained for use in the business	149,771	284,184
Accumulated other comprehensive income (loss)	(18,897)	(18,970)
Impact of potential repurchase feature of common stock	(20,000)	(20,000)
Total	111,496	246,892
	$3,199,383	$3,216,394

The accompanying notes are an integral part of these financial statements.

ARAMARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED OCTOBER 1, 1999, SEPTEMBER 29, 2000 AND SEPTEMBER 28, 2001
(dollars in thousands, except per share amounts)

	Fiscal		
	1999	2000	2001
Sales	$6,742,264	$7,262,867	$7,788,690
Costs and Expenses:			
Cost of services provided	6,087,432	6,531,025	7,002,730
Depreciation and amortization	193,703	220,794	240,243
Selling and general corporate expense	85,963	91,465	106,210
	6,367,098	6,843,284	7,349,183
Operating income	375,166	419,583	439,507
Interest and Other Financing Costs, net	135,753	147,803	153,292
Income before income taxes	239,413	271,780	286,215
Provision For Income Taxes	89,222	103,820	109,719
Net Income	$ 150,191	$ 167,960	$ 176,496
Earnings Per Share:			
Net income			
Basic	$1.59	$1.88	$2.06
Diluted	$1.48	$1.77	$1.95
Pro Forma Earnings Per Share (Unaudited—See Note 1):			
Net Income			
Basic	$0.80	$0.94	$1.03
Diluted	$0.74	$0.88	$0.97

The accompanying notes are an integral part of these financial statements.

ARAMARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED OCTOBER 1, 1999, SEPTEMBER 29, 2000 AND SEPTEMBER 28, 2001
(dollars in thousands)

	Fiscal		
	1999	**2000**	**2001**
Cash flows from operating activities:			
Net income	$ 150,191	$ 167,960	$176,496
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	193,703	220,794	240,243
Income taxes deferred	10,845	4,851	9,333
Changes in noncash working capital:			
Receivables	(47,599)	(14,716)	(47,351)
Inventories	(1,951)	(35,992)	4,930
Prepayments	(1,922)	5,638	(11,006)
Accounts payable	(10,095)	(10,548)	(20,881)
Accrued expenses	25,371	90,311	26,132
Net proceeds from sale of receivables	—	—	140,885
Changes in other noncurrent liabilities	(3,319)	(1,788)	3,128
Changes in other assets	(8,429)	(8,063)	(21,355)
Other, net	(13,635)	(11,387)	(3,665)
Net cash provided by operating activities	293,160	407,060	496,889
Cash flows from investing activities:			
Purchases of property and equipment	(207,223)	(234,583)	(240,998)
Disposals of property and equipment	23,999	27,546	22,321
Sale of investments	40,722	—	8,240
Divestiture of certain businesses	8,380	—	—
Acquisition of certain businesses:			
Working capital other than cash acquired	(1,742)	11,896	(2,298)
Property and equipment	(20,325)	(76,717)	(5,525)
Additions to intangibles and other assets	(40,672)	(168,741)	(71,748)
Other	(19,318)	(42,973)	10,833
Net cash used in investing activities	(216,179)	(483,572)	(279,175)
Cash flows from financing activities:			
Proceeds from additional long-term borrowings	4,855	357,717	27,918
Payment of long-term borrowings	(106,744)	(159,741)	(220,830)
Proceeds from issuance of common stock	60,731	31,185	31,509
Repurchase of common stock	(28,563)	(155,417)	(55,135)
Other	(184)	(330)	(969)
Net cash provided by/(used in) financing activities	(69,905)	73,414	(217,507)
Increase (decrease) in cash and cash equivalents	7,076	(3,098)	207
Cash and cash equivalents, beginning of year	20,614	27,690	24,592
Cash and cash equivalents, end of year	$ 27,690	$ 24,592	$ 24,799

The accompanying notes are an integral part of these financial statements.

ARAMARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE FISCAL YEARS ENDED OCTOBER 1, 1999, SEPTEMBER 29, 2000 AND SEPTEMBER 28, 2001
(dollars in thousands)

	Class A Common Stock	Class B Common Stock	Capital Surplus	Retained Earnings	Impact of Potential Repurchase Feature of Common Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, October 2, 1998	$25	$ 629	$ —	$ (56,815)	$(20,000)	$ (2,715)	$ (78,876)
Net income				150,191			150,191
Foreign currency translation adjustments						(2,129)	(2,129)
Total comprehensive income							148,062
Issuance of Class A common stock to employee benefit plans	1		14,506				14,507
Conversion of Class B to Class A	2	(18)	16				—
Issuance of Class B common stock		61	35,623				35,684
Sale of deferred payment obligations			44,172				44,172
Retirement of common stock	(1)	(16)	(36,961)				(36,978)
Balance, October 1, 1999	$27	$ 656	$ 57,356	$ 93,376	$(20,000)	$ (4,844)	$ 126,571
Net income				167,960			167,960
Foreign currency translation adjustments						(14,053)	(14,053)
Total comprehensive income							153,907
Issuance of Class A common stock to employee benefit plans			7,139				7,139
Issuance of Class B common stock		65	40,505				40,570
Sale of deferred payment obligations			26,710				26,710
Retirement of common stock	(3)	(123)	(131,710)	(111,565)			(243,401)
Balance, September 29, 2000	$24	$ 598	$ —	$ 149,771	$(20,000)	$(18,897)	$ 111,496
Net income				176,496			176,496
Foreign currency translation adjustments						6,397	6,397
Change in fair value of cash flow hedges (net of tax)						(6,470)	(6,470)
Total comprehensive income							176,423
Issuance of Class B common stock		46	30,747				30,793
Sale of deferred payment obligations			24,027				24,027
Retirement of common stock		(47)	(53,717)	(42,083)			(95,847)
Balance, September 28, 2001	$24	$ 597	$ 1,057	$ 284,184	$(20,000)	$(18,970)	$ 246,892

The accompanying notes are an integral part of these financial statements.

ARAMARK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fiscal Year

The Company's fiscal year is the fifty-two or fifty-three week period which ends on the Friday nearest September 30th. The fiscal years ended October 1, 1999, September 29, 2000 and September 28, 2001 are each fifty-two week periods.

Principles of Consolidation, Etc.

The consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant intercompany balances and transactions have been eliminated.

In fiscal 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. See Note 3.

Additionally, in fiscal 2001, the Company adopted the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin 101 (SAB 101), which sets forth the SEC's guidelines on revenue recognition. Adoption of SAB 101 did not have a material impact on consolidated financial condition or results of operations. See Note 10.

On June 30, 2001, the Financial Accounting Standards Board (FASB) finalized SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization, rather it will be subject to at least an annual assessment for impairment by applying a fair value based test. The Company is required to adopt the provisions of this pronouncement no later than the beginning of fiscal 2003. However, goodwill and other intangible assets acquired after June 30, 2001, are subject immediately to the nonamortization and amortization provisions of this statement. The Company will adopt the nonamortization and amortization provisions of SFAS No. 142 beginning in the first quarter of fiscal 2002. During fiscal 1999, 2000 and 2001, goodwill amortization (pre-tax) was $21.3 million, $22.2 million and $25.4 million, respectively. The Company is currently evaluating the impact of the transitional goodwill impairment test required by SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of this pronouncement no later than the beginning of fiscal 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company is required to adopt the provisions of this pronouncement no later than the beginning of fiscal 2003.

The Company is currently evaluating the impact of both SFAS No's. 143 and 144.

Revenue Recognition

In each of our operating segments we recognize revenue in the period in which services are provided pursuant to the terms of our contractual relationships with our clients. Direct marketing revenues are recognized upon shipment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Comprehensive income includes all changes to shareholders' equity during a period, except those resulting from investments by and distributions to shareholders. The components of comprehensive income are shown in the Consolidated Statements of Shareholders' Equity.

Currency Translation

Gains and losses resulting from the translation of financial statements of non-U.S. subsidiaries are reflected as a component of comprehensive income in shareholders' equity. Currency transaction gains and losses included in operating results for fiscal 1999, 2000 and 2001 were not significant.

Current Assets

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories are valued at the lower of cost (principally the first-in, first-out method) or market. The LIFO (last-in, first-out) method of determining cost is used to value directly marketed career apparel and public safety clothing and equipment. The stated value of inventories determined using the LIFO method is not significantly different from replacement or current cost. Personalized work apparel and linens in service are recorded at cost and are amortized over their estimated useful lives, approximately two years.

The components of inventories are as follows:

	Fiscal	
	2000	**2001**
Food	26.2%	29.2%
Career apparel, safety equipment and linens	68.7%	66.0%
Parts, supplies and novelties	5.1%	4.8%
	100.0%	100.0%

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives on a straight-line basis. Gains and losses on dispositions are included in operating results. Maintenance and repairs are charged to operations currently, and replacements and significant improvements are capitalized. The estimated useful lives for the major categories of property and equipment are 10 to 40 years for buildings and improvements and 3 to 10 years for service equipment and fixtures. Depreciation expense in fiscal 1999, 2000 and 2001 was $146.7 million, $162.8 million and $176.4 million, respectively.

Goodwill

Goodwill, which represents the excess of cost over fair value of the net assets of acquired businesses, is being amortized on a straight-line basis principally over 40 years. The Company develops operating income projections for each of its lines of business and evaluates the recoverability and amortization period of goodwill using these projections. Based upon management's current assessment, the estimated remaining amortization period of goodwill is appropriate and the remaining balance is fully recoverable. Accumulated amortization at September 29, 2000 and September 28, 2001 was $220.8 million and $245.0 million, respectively.

Other Assets

Other assets consist primarily of investments in 50% or less owned entities, contract rights, customer lists, computer software costs, and long-term receivables. Investments in which the Company owns more than 20% but less than a majority are accounted for using the equity method. Investments in which the Company owns less than 20% are accounted for under the provisions of SFAS No. 115, ''Accounting for Certain Investments in Debt and Equity Securities'' or the cost method, as applicable. Contract rights and customer lists are being amortized on a straight-line basis over the expected period of benefit, 3 to 20 years.

As a result of the terrorist attacks of September 11, 2001, the Company incurred asset losses of approximately $11.5 million, primarily related to the destruction of the World Trade Center Towers. An initial property loss claim has been filed with the insurance carrier and additional claims will be filed as the required information is completed. A receivable in the amount of $11.5 million has been recorded for the expected insurance recovery related to this portion of the Company's loss. The Company also maintains business interruption insurance and is in the process of compiling claims related to locations in and around the World Trade Center, the Pentagon and other locations. The amount of such claims has not yet been determined but is expected to be material. Proceeds from the business interruption coverage will be recognized in future periods as claims are settled.

Other Liabilities

Other noncurrent liabilities consist primarily of deferred compensation, insurance accruals, deferred gains arising from sale and leaseback transactions and subordinated installment notes arising from repurchases of common stock.

The Company is self-insured for a limited portion of the risk retained under its general liability and workers' compensation arrangements. Self-insurance reserves are determined based on actuarial analyses. The self-insurance reserves for workers' compensation insurance are accrued on a present value basis using a discount rate which approximates a risk-free rate.

Earnings Per Share

Historical

Earnings per share is reported on a Common Stock, Class B equivalent basis (which reflects Common Stock, Class A shares converted to a Class B basis, ten for one—see Note 6). Basic earnings per share is based on the weighted average number of common shares outstanding during the respective periods. Diluted earnings per share is based on the weighted average number of common shares outstanding during the respective periods, plus the common equivalent shares, if dilutive, that would result from the exercise of stock options. Earnings applicable to common stock and common shares utilized in the calculation of basic and diluted earnings per share are as follows:

	Fiscal		
	1999	**2000**	**2001**
	(in thousands, except per share data)		
Earnings:			
Earnings available to common stock	$150,191	$167,960	$176,496
Shares:			
Weighted average number of common shares outstanding used in basic earnings per share calculation	94,197	89,344	85,766
Impact of potential exercise opportunities under the ARAMARK Ownership Plan	7,275	5,763	4,897
Total common shares used in diluted earnings per share calculation	101,472	95,107	90,663
Basic earnings per common share	$1.59	$1.88	$2.06
Diluted earnings per common share	$1.48	$1.77	$1.95

Pro Forma (unaudited)

A subsidiary of the Company has filed Form S-1 and S-4 registration statements (as amended) with the Securities and Exchange Commission and is in the process of becoming a publicly traded company. The Company expects to merge with this subsidiary just prior to the completion of the public offering under the terms of a Merger Agreement. In the merger, ARAMARK will merge with and into its newly formed subsidiary, ARAMARK Worldwide Corporation, and each outstanding ARAMARK old Class B and old Class A common share will become two shares and twenty shares, respectively, of the surviving corporation's Class A common stock. ARAMARK Worldwide Corporation's name will become ARAMARK Corporation, and the surviving corporation will succeed to all of the assets, liabilities, rights and obligations of ARAMARK. Upon completion of the merger, the Amended and Restated Stockholders' Agreement, described in Note 6 will be terminated. Unaudited Pro Forma earnings per share is calculated by dividing net income by the pro forma weighted average number of common shares outstanding after giving effect to the merger exchange ratios.

Supplemental Cash Flow Information

	Fiscal		
	1999	**2000**	**2001**
		(in millions)	
Interest Paid	$131.4	$136.3	$151.5
Income Taxes Paid	70.5	60.4	69.8

Significant noncash investing and financing activities are as follows:

- During fiscal 1999 and 2000, the Company contributed $14.5 million and $7.1 million, respectively, of Class A Common Stock to its employee benefit plans to fund previously accrued obligations. In addition, during fiscal 1999, 2000 and 2001, the Company contributed $2.0 million, $2.1 million and $2.3 million, respectively, of stock units to its stock unit retirement plan in satisfaction of its accrued obligations. See Note 4.

- During fiscal 1999, 2000 and 2001, the Company received $16.7 million, $31.8 million and $28.6 million, respectively, of employee notes under its Deferred Payment program as partial consideration for the issuance of Common Stock, Class B. Also, during fiscal 1999, 2000 and 2001, the Company issued installment notes of $6.7 million, $75.5 million and $35.6 million, respectively, as partial consideration for repurchases of Common Stock. See Note 6.

NOTE 2. ACQUISITIONS AND DIVESTITURES:

Fiscal 2001

During the first quarter of fiscal 2001, the Company acquired the UK food and support services business of the Campbell Bewley Group Limited, issuing stock (8% interest) of a subsidiary as consideration. Additionally, the Company acquired a 45% interest in the Campbell Bewley Group Limited's food and support services business in Ireland for approximately $19 million in cash. Additionally, during the second quarter of fiscal 2001, the Company acquired certain assets of Correctional Foodservice Management (CFM), from The Wackenhut Corporation for approximately $16 million in cash.

These acquisitions were accounted for as a purchase and were financed through the Company's revolving credit facility. The Company's pro forma results from operations for fiscal 2001 and 2000 would not have been materially different assuming that both the Campbell Bewley and CFM acquisitions had occurred at the beginning of the respective periods.

Fiscal 2000

During the third quarter of fiscal 2000, the Company acquired substantially all of the food and beverage concessions and venue management businesses of Ogden Corporation for approximately $235 million in cash and assumed debt. The acquisition was accounted for as a purchase and was financed through the Company's revolving credit facility. The results of the food and beverage concessions businesses of Ogden Corporation have been included in the accompanying consolidated financial statements since the date of acquisition. Amounts allocated to goodwill are being amortized on a straight-line basis over 40 years.

Had the acquisition taken place at the beginning of the fiscal periods, pro forma sales for fiscal 2000 and fiscal 1999 would have been approximately $7.5 billion and $7.1 billion, respectively. Pro forma net income and earnings per share would not have been materially different from reported results. These pro forma disclosures are unaudited and are based on historical results, adjusted for the impact of certain acquisition related adjustments, such as: increased amortization of intangibles, increased interest expense on acquisition

debt, and the related income tax effects. Pro forma results do not reflect any synergies that might be achieved from combined operations and therefore, in management's opinion, are not indicative of what actual results would have been if the acquisition had occurred at the beginning of the respective periods. Pro forma results are not intended to be a projection of future results.

Fiscal 1999

During the second quarter of fiscal 1999, the Company acquired Restaura, Inc., a provider of food and support services, and Dyna Corporation, a leading distributor of emergency medical supplies for approximately $46 million and $13 million in cash, respectively. The acquisitions were accounted for using the purchase method of accounting. The Company's pro forma results from operations for fiscal 1999 would not have been materially different assuming the acquisitions had occurred at the beginning of the period.

NOTE 3.   BORROWINGS:

Long-term borrowings at September 29, 2000 and September 28, 2001 are summarized in the following table:

	Fiscal	
	2000	2001
	(in thousands)	
Credit facility borrowings	$ 611,100	$ 419,500
Canadian credit facility	33,608	33,876
Bank term loan due July 2003	45,000	45,000
Bank term loan due May 2005	50,000	50,000
Bank term loan due May 2005	75,000	75,000
United Kingdom term loan due December 2005	—	20,303
6.75% notes, due August 2004	299,032	299,288
6.79% note, payable in installments through 2003	75,000	50,000
7.00% notes, due July 2006	299,945	299,957
7.10% notes, due December 2006	124,877	124,893
7.25% notes and debentures, due August 2007	30,730	30,730
8.15% notes, due May 2005	150,000	150,000
Other	43,104	72,030
	1,837,396	1,670,577
Less-current portion	59,736	34,710
	$1,777,660	$1,635,867

The non-amortizing $1.0 billion revolving credit facility ("Credit Agreement") is provided by a group of banks and matures in March 2005. Interest under the Credit Agreement is based on the Prime Rate, LIBOR plus a spread of 0.18% to 0.70% (as of September 28, 2001—0.30%) or the Certificate of Deposit Rate plus a spread of 0.28% to 0.80% (as of September 28, 2001—0.40%), at the option of the Company. There is a fee of 0.10% to 0.30% (as of September 28, 2001—0.15%) on the entire credit facility. The spread and fee margins are based on certain financial ratios as defined.

The non-amortizing C$70 million Canadian revolving credit facility provides for either U.S. dollar or Canadian dollar borrowings. This credit facility currently matures in March 2002 and contains options to extend the maturity date. Interest on the facility is based on the Canadian Bankers Acceptance Rate, U.S. Prime Rate plus a spread of .0% to .125% (as of September 28, 2001—0%), Canadian Prime Rate plus a spread of .0% to .125% (as of September 28,2001—0%), or LIBOR plus a spread of .70% to 1.75% (as of September 28,

2001—.825%). As of September 28, 2001, all borrowings under this facility are payable in Canadian dollars, with a weighted average interest rate of 4.6%. There is a fee of .15% to .25% (as of September 28, 2001—.175%) on the entire credit facility.

The $170 million Bank Term Loans ("Term Loans") are comprised of three separate Term Loans. Interest under the Term Loans is based on the higher of (a) the Prime Rate and (b) the sum of 0.5% plus the Federal Funds Rate, or LIBOR plus a spread, as defined in the Term Loans (approximately 0.90% for all three loans as of September 28, 2001). The spread is based on certain financial ratios, as defined in the respective Term Loans. $45 million of the Term Loans mature in July 2003 and the remaining $125 million matures in May 2005.

The United Kingdom Term Loan is payable in semi-annual installments, with final maturity in December 2005. Installment payments increase over the term, as defined. Interest under the UK Term Loan is based on LIBOR plus a spread of 1.0% to 1.5% (1.25% as of September 28, 2001). The spread is based on certain financial ratios as defined.

The 6.75% and 7.0% notes may be redeemed, in whole or in part, at any time at the Company's option. The redemption price equals the greater of (i) 100% of the principal amount or (ii) an amount based on the discounted present value of scheduled principal and interest payments, as defined.

The 6.79% note is payable in $25 million annual installments, with a final maturity of January 2003.

The 7.25% notes and debentures may be exchanged, in whole or in part, at the option of the holder, for 7.10% senior notes due December 2006. The Company has the right to redeem these notes and debentures, at par, upon being presented with a notice of conversion or at any time after June 2004.

Debt repayments of $31.1 million, contractually due in fiscal 2002, have been classified as non-current in the accompanying consolidated balance sheet as the Company has the ability and intent to finance the repayments through additional borrowings under the Credit Agreement. Accrued interest on borrowings totaling $36.6 million at September 29, 2000 and $31.5 million at September 28, 2001 is included in current liabilities as "Other accrued expenses."

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133", on September 30, 2000. SFAS No. 133 requires the transition adjustment resulting from adopting these Statements to be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative transition adjustment to decrease Other Comprehensive Income by approximately $2.5 million (net of tax), to recognize the fair value of its derivative instruments as of the date of adoption.

The Company utilizes derivative financial instruments, such as interest rate swaps and forward exchange contract agreements to manage changes in market conditions related to debt obligations and foreign currency exposures. As of September 29, 2000 and September 28, 2001, the Company had $350 million and $200 million, respectively, of interest rate swap agreements fixing the rate on a like amount of variable rate borrowings, at an average effective rate of 7.9% and 8.3%, respectively. As of September 28, 2001, interest rate swap agreements remain in effect for periods ranging from eight to twenty months. The counterparties to the above derivative agreements are major international banks. The Company continually monitors its positions and credit ratings of its counterparties, and does not anticipate nonperformance by the counterparties.

The Company recognizes all derivatives on the balance sheet at fair value at the end of each quarter. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. As of September 28, 2001, approximately $6.5 million of net unrealized losses related to interest rate swaps was included in Accumulated Other Comprehensive Income, approximately $5.9 million of which is expected to be reclassified into earnings during the next twelve months. The hedge ineffectiveness of existing derivative instruments during fiscal 2001 was not material.

The following summarizes the fair value of the Company's financial instruments as of September 29, 2000 and September 28, 2001. The fair values were computed using market quotes, if available, or based on discounted cash flows using market interest rates as of the end of the respective periods.

| | Fiscal | | | |
| | 2000 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset/(Liability) in millions				
Long-term debt	$(1,837.4)	$(1,796.3)	$(1,670.6)	$(1,689.9)
Interest rate swap agreements	—	(4.0)	(10.6)	(10.6)

The Credit Agreement contains restrictive covenants which provide, among other things, limitations on liens, dispositions of material assets and repurchases of capital stock. The terms of the Credit Agreement also require that the Company maintain certain specified minimum ratios of cash flow to fixed charges and to total borrowings and certain minimum levels of net worth (as defined). At September 28, 2001, the Company was in compliance with all of these covenants. Assets with a net book value of $2.4 million at September 28, 2001, are subject to liens under several of the Company's borrowing arrangements.

Long-term borrowings maturing in the next five fiscal years are as follows:

| | Amount |
	(in thousands)
2002	$ 34,710
2003	74,796
2004	354,812
2005	731,487
2006	303,206

The components of interest and other financing costs, net are summarized as follows:

| (Income) Expense | Fiscal | | |
	1999	2000	2001
Interest expense	$139,829	$149,430	$152,289
Interest income	(4,076)	(1,627)	(2,087)
Other financing costs	—	—	3,090
Total	$135,753	$147,803	$153,292

NOTE 4.   EMPLOYEE PENSION AND PROFIT SHARING PLANS:

In the United States, the Company maintains qualified contributory and non-contributory retirement plans for eligible employees, with Company contributions to the plans based on earnings performance or salary level. The Company has a non-qualified stock unit retirement plan for certain employees. The total expense of the above plans for fiscal 1999, 2000 and 2001 was $16.2 million, $18.0 million and $17.8 million, respectively. During fiscal 1999 and 2000, the Company contributed 106,703 shares and 42,800 shares, respectively, of Common Stock, Class A to these plans to partially fund previously accrued obligations. In addition, during fiscal 1999, 2000 and 2001, the Company contributed to the stock unit retirement plan 135,508 stock units, 119,984 stock units and 77,369 stock units, respectively, which are convertible into Common Stock, Class B, in satisfaction of its accrued obligations. The value of the stock units was credited to capital surplus. The Company participates in various multi-employer union administered pension plans. Contributions to these plans, which are primarily defined benefit plans, result from contractual provisions of labor contracts and were $15.5 million, $15.8 million and $21.9 million for fiscal 1999, 2000 and 2001, respectively.

Additionally, the Company maintains several contributory and non-contributory defined benefit pension plans, primarily in Canada and the United Kingdom. As of September 28, 2001, the projected benefit obligation of these plans was $67.2 million, which exceeded plan assets by $5.5 million. Pension expense related to these plans is not material to the consolidated financial statements.

NOTE 5.   INCOME TAXES:

The Company accounts for income taxes following the provisions of SFAS No. 109, ''Accounting for Income Taxes.'' SFAS No. 109 requires deferred tax assets or liabilities to be recognized for the estimated future tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities based on the enacted tax law and statutory tax rates applicable to the periods in which the temporary differences are expected to affect taxable income.

The components of income before income taxes by source of income are as follows:

	Fiscal		
	1999	2000	2001
	(in thousands)		
United States	$222,259	$249,093	$261,731
Non-U.S.	17,154	22,687	24,484
	$239,413	$271,780	$286,215

The provision for income taxes consists of:

	Fiscal		
	1999	2000	2001
	(in thousands)		
Current:			
Federal	$60,402	$ 74,879	$ 76,024
State and local	13,016	14,627	14,631
Non-U.S.	4,959	9,463	9,731
	78,377	98,969	100,386
Deferred:			
Federal	8,453	5,713	7,895
State and local	1,624	1,042	1,440
Non-U.S.	768	(1,904)	(2)
	10,845	4,851	9,333
	$89,222	$103,820	$109,719

The provision for income taxes varies from the amount determined by applying the United States Federal statutory rate to pre-tax income as a result of the following:

	Fiscal		
	1999	2000	2001
	(% of pre-tax income)		
United States statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes, resulting from:			
State income taxes, net of Federal tax benefit	4.0	3.7	3.6
Foreign tax benefits	(4.5)	(2.2)	(0.9)
Permanent book/tax differences, primarily resulting from purchase accounting	3.6	3.2	2.9
Tax credits and other	(0.8)	(1.5)	(2.3)
Effective income tax rate	37.3%	38.2%	38.3%

As of September 29, 2000 and September 28, 2001, the components of deferred taxes are as follows:

	Fiscal	
	2000	2001
	(in thousands)	
Deferred tax liabilities:		
Property and equipment	$ 77,902	$ 80,370
Inventory	1,840	8,607
Investments	21,386	25,555
Other	14,096	13,175
Gross deferred tax liability	115,224	127,707
Deferred tax assets:		
Insurance	9,995	9,003
Employee compensation and benefits	48,018	52,429
Accruals and allowances	22,935	23,400
Other	2,708	5,736
Gross deferred tax asset	83,656	90,568
Net deferred tax liability	$ 31,568	$ 37,139

NOTE 6. CAPITAL STOCK:

There are two classes of common stock authorized and outstanding, Common Stock, Class A and Common Stock, Class B. Each Class A and Class B Share is entitled to one vote on all matters submitted to shareholders, voting together as a single class except where otherwise required by law. Each Class A Share is entitled to ten times the dividends and other distributions payable on each Class B Share.

As of September 28, 2001, the Company's stock option plans provided for the issuance of up to 84,215,777 options to purchase shares of Common Stock, Class B. The exercise price of each option is equal to the current fair market value at the date of grant. The Company granted installment stock purchase opportunities under its stock ownership program in fiscal 1999, 2000 and 2001, which provide for the purchase of shares of Common Stock, Class B. Installment stock purchase opportunities are exercisable in six annual installments with the exercise price of each purchase opportunity equal to the current fair market value at the time the purchase opportunity is granted. The Company has a program to grant non-qualified stock options to additional qualified employees on an annual basis. Under the program, options begin to vest after three years and may be exercised for a period of three years after vesting. The Company also grants cumulative installment stock purchase opportunities under its existing stock ownership program which are similar to the installment stock purchase opportunities discussed above; however, the number of installments and vesting schedule may vary and any purchase opportunities not exercised during an installment period may be carried forward to subsequent installment periods. The Company has a Deferred Payment Program which enables holders of installment purchase opportunities to defer a portion of the total amount required to exercise the options. Interest currently accrues on deferred payments at rates ranging from 6.75% to 9.5% and is payable when the deferred payments are due. At September 29, 2000 and September 28, 2001, the receivables from individuals under the Deferred Payment Program were $2.4 million and $3.4 million, respectively, which are reflected as a reduction of Shareholders' Equity. The deferred payments are full recourse obligations and the Company holds as collateral shares purchased until the deferred payment is received from the individual by the Company. During fiscal 1999, 2000 and 2001, the Company sold for cash, without recourse, approximately $44 million, $27 million and $38 million, respectively, of Deferred Payment Program notes receivable. The sales price for

sales of Deferred Payment Program notes receivable sold during fiscal 1999 and 2000 approximated book value. The sales price of $41 million during fiscal 2001 resulted in a gain of $2 million (net of transaction costs), which is included in "Interest and other financing costs, net." The proceeds were used to repay borrowings under the credit facility. Status of the options under the various ownership programs, follows:

	Number of Shares(1)			Average Option Price(1)		
Price	**1999**	**2000**	**2001**	**1999**	**2000**	**2001**
Outstanding at beginning of year	24,701,205	20,529,608	18,021,686	$ 5.78	$ 7.19	$10.31
Options granted	4,912,500	7,380,700	5,322,500	$11.57	$14.70	$17.74
Options exercised	6,125,906	6,475,146	4,596,521	$ 5.28	$ 6.20	$ 8.14
Canceled/Forfeited	2,958,191	3,413,476	2,649,916	$ 6.50	$ 8.56	$11.35
Outstanding at end of year	20,529,608	18,021,686	16,097,749	$ 7.19	$10.31	$13.22
Exercisable at end of year	2,001,697	808,247	710,892	$ 4.84	$ 5.39	$ 6.77

(1) Number of shares and option prices do not reflect the proposed merger and the merger exchange ratios that have the effect of a 2 for 1 split described in Note 1.

The exercise prices on outstanding options at September 28, 2001 range from $5.13 to $19.90 with a weighted average remaining life of approximately three years. The Company has reserved 17,917,598 shares of Common Stock, Class B at September 28, 2001 for issuance of stock pursuant to its employee ownership and benefit programs.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized related to the plans described above. If compensation cost for these plans had been determined using the fair-value method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

	Fiscal		
	1999	**2000**	**2001**
	(in thousands, except per share data)		
Net Income			
As reported	$150,191	$167,960	$176,496
Pro forma	$146,501	$163,760	$173,354
Earnings per share			
As reported:			
Basic	$1.59	$1.88	$2.06
Diluted	$1.48	$1.77	$1.95
Pro forma:			
Basic	$1.56	$1.83	$2.02
Diluted	$1.44	$1.72	$1.91

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to fiscal 1996, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair value of options granted in fiscal 1999, 2000 and 2001 was $1.61, $2.64 and $3.08 per option, respectively. As the Company's stock is not publicly traded, the fair value of each option was estimated on the grant date using the minimum value method (which excludes a volatility assumption), with the following assumptions:

	Fiscal		
	1999	**2000**	**2001**
Risk-free interest rate	4.5-4.8%	5.2-6.1%	5.9-6.4%
Expected life in years	3.3	3.4	3.3
Dividend yield	—	—	—

The Company and its shareholders are parties to an Amended and Restated Stockholders' Agreement. Pursuant to this agreement, holders of common stock who are individuals, upon their death, complete disability or normal retirement, may cause the Company to repurchase up to 30% of their shares for cash at the then appraised value, but only to the extent such repurchase by the Company is permitted under the Credit Agreement. Under this Credit Agreement restriction, repurchases of capital stock cannot exceed an aggregate limit, which amount was $20 million at September 29, 2000 and September 28, 2001. This potential repurchase obligation has been classified outside of Shareholders' Equity in the accompanying balance sheet. Also, the Shareholders' Agreement provides that the Company may, at its option, repurchase shares from individuals who are no longer employees. Such repurchased shares may be resold to others including replacement personnel at prices equal to or greater than the repurchase price. Generally, payment for shares repurchased can be, at the Company's option, in cash or subordinated installment notes, which are subordinated to all other indebtedness of the Company. Interest on these notes is payable semi-annually and principal payments are made annually over varying periods not to exceed ten years. The noncurrent portion of these notes ($48.3 million as of September 29, 2000 and $34.9 million as of September 28, 2001) is included in the consolidated balance sheets as "Other Noncurrent Liabilities" and the current portion of these notes ($47.8 million as of September 29, 2000 and $43.8 million as of September 28, 2001) is included in the consolidated balance sheets as "Accounts Payable."

NOTE 7.   ACCOUNTS RECEIVABLE SECURITIZATION:

During fiscal 2001, the Company entered into an agreement (the "Receivables Facility") with several financial institutions whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined. Pursuant to the Receivables Facility, the Company formed ARAMARK Receivables, LLC a wholly-owned, special purpose, bankruptcy-remote subsidiary. ARAMARK Receivables, LLC was formed for the sole purpose of buying and selling receivables generated by certain subsidiaries of the Company. Under the Receivables Facility, certain subsidiaries of the Company transfer without recourse all of their accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables, LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables up to $200 million. The Company has retained collection and administrative responsibility for the participating interest sold. The agreement expires in March 2004. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140. At September 28, 2001, $141 million of accounts receivable were sold and removed from the consolidated balance sheet. The loss on the sale of receivables in fiscal 2001 was $5.1 million and is included in "Interest and other financing costs, net."

The proceeds from the accounts receivable sales were used to repay borrowings under the credit facility.

NOTE 8.   COMMITMENTS AND CONTINGENCIES:

The Company has capital commitments of approximately $108.0 million at September 28, 2001 in connection with several long-term concession contracts. The Company has guaranteed approximately $13 million of affiliate indebtedness at September 28, 2001.

Rental expense for all operating leases was $146.5 million, $167.4 million and $174.8 million for fiscal 1999, 2000 and 2001, respectively. The following is a schedule of the future minimum rental and similar commitments under all noncancelable operating leases as of September 28, 2001:

Fiscal Year	(in thousands)
2002	$213,287
2003	117,601
2004	99,184
2005	76,741
2006	62,671
Subsequent years	238,187
Total minimum rental obligations	$807,671

The Company is party to certain claims and litigation. Such items include, among others, employment matters, compliance with various government regulations, contractual disputes and other matters arising in the normal course of business. The Company is vigorously defending these matters and believes that the ultimate resolution is not likely to have a material effect on the consolidated financial condition or results of operations. Negotiations are currently underway toward a settlement of certain matters related to public school food service programs, and management does not believe such settlement will have a material effect on the consolidated financial statements. During the fourth quarter of fiscal 2001, the liability related to these matters was adjusted to reflect the current status of the settlement discussions. It is possible that future claims could be asserted related to such public school programs, however, management believes its interpretation of the applicable government regulations is correct and will defend vigorously against any such claims if asserted.

NOTE 9.   QUARTERLY RESULTS (Unaudited):

The following table summarizes quarterly financial data for fiscal 2000 and 2001:

	Fiscal Quarter				
2000	**First**	**Second**	**Third**	**Fourth**	**Year**
	(in thousands, except per share data)				
Sales	$1,767,615	$1,746,380	$1,835,543	$1,913,329	$7,262,867
Cost of services provided	1,598,558	1,597,660	1,651,739	1,683,068	6,531,025
Net Income	37,270	22,816	43,363	64,511	167,960
Diluted earnings per share	$0.38	$0.24	$0.46	$0.70	$1.77

	Fiscal Quarter				
2001	**First**	**Second**	**Third**	**Fourth**	**Year**
	(in thousands, except per share data)				
Sales	$1,947,278	$1,881,033	$1,980,854	$1,979,525	$7,788,690
Cost of services provided	1,751,969	1,716,998	1,777,069	1,756,694	7,002,730
Net Income	43,428	23,762	48,051	61,255	176,496
Diluted earnings per share	$0.48	$0.26	$0.53	$0.68	$1.95

In the first and second fiscal quarters, within the Food and Support Services—United States segment, there is a lower level of activity at the higher margin sports, entertainment and recreational food service operations which is partly offset by increased activity in the educational market. However, in the third and fourth fiscal quarters, there is a significant increase at sports, entertainment and recreational accounts which is partially offset by the effect of summer recess in the educational market. In addition, there is a seasonal increase in volume of directly marketed work clothing during the first quarter.

During the fourth quarter of fiscal 2001, operating results were negatively affected by the September 11th terrorist attacks, a litigation related charge and start up costs incurred in connection with a new correctional services contract.

NOTE 10. BUSINESS SEGMENTS:

The Company provides or manages services in three strategic areas; Food and Support Services, Uniform and Career Apparel and Educational Resources which are organized and managed by the following reportable business segments:

Food and Support Services—United States—Food, refreshment, specialized dietary and support services, including facility maintenance and housekeeping, provided to business, educational, governmental and healthcare institutions and in sports, entertainment, recreational and other facilities serving the general public. As a result of the terrorist attacks of September 11th, customer locations in and around the World Trade Center were either destroyed or closed and Major League Baseball and National Football League games were postponed until fiscal 2002, adversely impacting fiscal 2001 financial results in this segment. Had the terrorist attacks not occurred, management estimates that segment sales and operating income would have been approximately 1% and 3%, respectively, higher than reported.

Food and Support Services—International—Food, refreshment, specialized dietary and support services, including facility maintenance and housekeeping, provided to business, educational, governmental and healthcare institutions and in sports, entertainment, recreational and other facilities serving the general public. Operations are conducted in Belgium, Canada, the Czech Republic, Germany, Hungary, Japan, Korea, Mexico, Spain and the United Kingdom.

Uniform and Career Apparel—Rental—Rental, sale, cleaning, maintenance and delivery of personalized uniform and career apparel and other textile items on a contract basis. Also provided are walk-off mats, cleaning cloths, disposable towels and other environmental control items.

Uniform and Career Apparel—Direct Marketing—Direct marketing of personalized uniforms and career apparel, public safety equipment and accessories to businesses, public institutions and individuals.

Educational Resources—Provider of infant, toddler, pre-school and school-age learning programs through community-based child care centers, before and after school programs, employer on-site child care centers and private elementary schools.

Corporate and Other—The corporate and other segment includes general corporate expenses not specifically allocated to an individual segment. Included in the Corporate and Other segment during fiscal 2001 is a gain of $6.6 million resulting from the redemption of preferred stock by an entity which the Company divested in fiscal 1997. Also included in Corporate and Other in fiscal 2001 are charges related to certain litigation pertaining to a previously divested entity ($1.5 million), merger and acquisition related costs ($0.5 million), and the immaterial cumulative effect ($2.6 million) of a change by the Educational Resources business in accounting for non-refundable registration fees pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 101.

Sales by segment are substantially comprised of services to unaffiliated customers and clients. Operating income reflects expenses directly related to individual segments plus an allocation of corporate expenses applicable to more than one segment.

Net property and equipment by geographic area is as follows:

	Fiscal	
	2000	2001
	(in millions)	
United States	$1,006.1	$1,026.9
International	47.1	60.9
Total	$1,053.2	$1,087.8

	Sales			Depreciation and Amortization		
	1999	2000	2001	1999	2000	2001
	(in millions)					
Food and Support Services—United States	$3,993.5	$4,396.3	$4,782.1	$ 93.6	$113.7	$127.3
Food and Support Services—International	975.2	1,001.9	1,109.3	16.0	16.7	19.0
Uniform and Career Apparel—Rental	911.9	969.6	995.2	43.4	45.7	48.3
Uniform and Career Apparel—Direct Marketing	462.0	455.7	438.8	18.7	19.8	17.9
Educational Resources	399.7	439.4	463.3	20.0	23.0	25.7
Corporate and Other	—	—	—	2.0	1.9	2.0
Total	$6,742.3	$7,262.9	$7,788.7	$193.7	$220.8	$240.2

	Operating Income		
	1999	2000	2001
	(in millions)		
Food and Support Services—United States	$ 222.3	$ 244.5	$ 264.7
Food and Support Services—International	32.0	40.2	39.4
Uniform and Career Apparel—Rental	106.9	118.5	119.7
Uniform and Career Apparel—Direct Marketing	3.9	10.8	15.6
Educational Resources	34.7	32.3	25.4
	399.8	446.3	464.8
Corporate and Other	(24.6)	(26.7)	(25.3)
Operating Income	375.2	419.6	439.5
Interest and Other Financing Costs, net	(135.8)	(147.8)	(153.3)
Income Before Income Taxes	$ 239.4	$ 271.8	$ 286.2

	Capital Expenditures			Identifiable Assets		
	1999	2000	2001	1999	2000	2001
	(in millions)					
Food and Support Services—United States	$ 94.6	$160.6	$ 94.0	$1,186.9	$1,442.3	$1,344.9
Food and Support Services—International	20.1	22.0	31.2	246.5	253.0	359.1
Uniform and Career Apparel—Rental	64.4	65.2	72.8	762.2	818.3	856.4
Uniform and Career Apparel—Direct Marketing	8.8	7.0	7.8	311.4	301.7	272.9
Educational Resources	39.6	56.4	40.5	234.7	257.4	264.1
Corporate and Other	—	0.1	0.2	128.8	126.7	119.0
	$227.5	$311.3	$246.5	$2,870.5	$3,199.4	$3,216.4

NOTE 11.   SUBSEQUENT EVENT

On October 3, 2001, the Company signed an agreement to acquire the management services division of The ServiceMaster Company, which we refer to as ServiceMaster Management Services. The aggregate consideration for the transaction is approximately $800 million in cash. The transaction is subject to customary consents, approvals, conditions and clearances. ServiceMaster Management Services provides a complete range of facility management services to the healthcare, education and business and industry client sectors.

The Company intends to finance the acquisition of ServiceMaster Management Services by borrowing approximately an additional $200 million under the senior revolving credit facility and $600 million under a new bridge financing facility with a group of banks arranged by J.P. Morgan Securities Inc. The Company expects to repay a portion of the bridge financing with a portion of the proceeds from the initial public offering further described in Note 1.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ARAMARK Worldwide Corporation:

We have audited the accompanying balance sheet of ARAMARK Worldwide Corporation as of September 28, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of ARAMARK Worldwide Corporation at September 28, 2001 in conformity with accounting principles generally accepted in the United States.

/s/   Arthur Andersen LLP

Philadelphia, Pennsylvania
November 14, 2001

ARAMARK WORLDWIDE CORPORATION

BALANCE SHEET
September 28, 2001

ASSETS—Cash $100

SHAREHOLDER'S EQUITY—Common stock $100

NOTES TO BALANCE SHEET

1. ORGANIZATION AND PURPOSE—ARAMARK Worldwide Corporation (the ''Company'') was incorporated in Delaware on June 28, 2001, to become a wholly-owned subsidiary of ARAMARK Corporation (ARAMARK). Subject to the approval of the shareholders of ARAMARK, the Company will merge with ARAMARK, and all of the outstanding common stock of ARAMARK will be exchanged for new Class A common stock of the Company.

2. SHAREHOLDER'S EQUITY—The Company is authorized to issue 1,000 shares of $1.00 par value common stock. ARAMARK has acquired 100 shares in exchange for $100.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The ServiceMaster Company:

We have audited the accompanying statement of financial position of SERVICEMASTER MANAGEMENT SERVICES BUSINESS (the ''Business'' as described in Note 1) as of December 31, 2000, and the related statements of income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of The ServiceMaster Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed more fully in Note 2, on October 3, 2001, The ServiceMaster Company entered into an agreement to sell the Business.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ServiceMaster Management Services Business as of December 31, 2000, and the results of its operations, changes in equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/   Arthur Andersen LLP

Chicago, Illinois
November 14, 2001

SERVICEMASTER MANAGEMENT SERVICES BUSINESS

STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2000
(In thousands)

Assets

Current Assets:

Receivables, less allowance of $5,812	$109,167
Inventories	11,712
Prepaid expenses and other assets	24,758
Total current assets	145,637

Property, Plant and Equipment, at Cost

Land and buildings	3,285
Equipment	120,615
	123,900
Less: accumulated depreciation	75,682
Net property, plant and equipment	48,218

Other Assets

Intangible assets, primarily goodwill	42,873
Notes receivable and other assets	6,813
Deferred income taxes	22,410
Total assets	$265,951

Liabilities and Equity

Current Liabilities:

Accounts Payable	$ 25,037
Accrued liabilities:	
Payroll	20,433
Insurance	30,195
Other	33,747
Deferred revenues	13,601
Total current liabilities	123,013

Other Long-Term Obligations	25,478

Commitments and Contingencies (see Note 6)

Equity—Net Advances from The ServiceMaster Company	117,460
Total Liabilities and Equity	$265,951

The accompanying Notes to the Financial Statements are an integral part of this statement.

SERVICEMASTER MANAGEMENT SERVICES BUSINESS

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000
(in thousands)

Operating Revenue	$1,909,126
Operating Costs and Expenses:	
Cost of services rendered and products sold	1,728,695
Selling and administrative expenses	111,335
Total operating costs and expenses	1,840,030
Operating Income	69,096
Provision for income taxes	27,293
Net Income	$ 41,803

The accompanying Notes to the Financial Statements are an integral part of this statement.

SERVICEMASTER MANAGEMENT SERVICES BUSINESS

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000
(In thousands)

Cash and Cash Equivalents at January 1	$ —
Cash Flows from Operations:	
Net Income	41,803
Adjustments to reconcile net income	
to net cash provided from operations:	
Depreciation	18,301
Amortization	1,392
Deferred income taxes	719
Change in working capital:	
Receivables	(9,387)
Inventories and other current assets	(6,315)
Accounts payable	7,902
Deferred revenue	4,118
Accrued liabilities	9,638
Other, net	(2,246)
Net Cash Provided by Operations	65,925
Cash Flows from Investing Activities:	
Capital expenditures, net	(15,121)
Business acquisitions	(3,825)
Collection of notes receivable	8,512
Net Cash Used for Investing Activities	(10,434)
Cash Flows from Financing Activities:	
Distributions to ServiceMaster	(55,491)
Net Cash Used for Financing Activities	(55,491)
Cash Increase (Decrease) During the Period	—
Ending Cash and Cash Equivalents	$ —

The accompanying Notes to the Financial Statements are an integral part of this statement.

SERVICEMASTER MANAGEMENT SERVICES BUSINESS

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2000
(In thousands)

Equity—Net advances from The ServiceMaster Company

Beginning Balance	$131,148
Net Income	41,803
Net Remittances to The ServiceMaster Company	(55,491)
Ending Balance	$117,460

The accompanying Notes to the Financial Statements are an integral part of this statement.

Note 1—Basis of Presentation

ServiceMaster Management Services Business (the "Business") is an operating segment of The ServiceMaster Company ("ServiceMaster", a Delaware corporation) and provides a variety of supportive management services to healthcare, education and commercial accounts primarily within the United States. The Business is also engaged in developing, manufacturing and distributing chemicals and equipment. The financial statements presented include the operations of the Business.

As a result of the Business's relationship with ServiceMaster, the financial position and results of operations are not necessarily indicative of what actually would have occurred had the Business operated as a stand-alone entity. Additionally, these financial statements are not necessarily indicative of future financial position or results of operations.

The preparation of the financial statements requires management to make certain estimates and assumptions required under accounting principles generally accepted in the United States, which may differ from the actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured medical, workers compensation, auto and general liability insurance, and useful lives for depreciation and amortization.

Note 2—Subsequent Event

On October 3, 2001, ServiceMaster entered into an agreement to sell the Business to ARAMARK Corporation ("ARAMARK"). Significant terms of the sale include the disposition of substantially all assets and liabilities of the Business, with the primary exception of the majority of its site service product line. ARAMARK is also purchasing ServiceMaster's corporate headquarters campus. The transaction is expected to close in 2001.

Supplemental financial information with respect to the corporate headquarters campus excluded from, and the site service product line included in the financial statements of the Business as of and for the year ended December 31, 2000 is set forth below (in thousands):

Corporate headquarters campus:

Land and buildings	$24,268
Equipment	6,922
Total	31,190
Less—accumulated depreciation	13,179
Net property, plant and equipment	$18,011

Depreciation expense related to this facility was $1.5 million for the year ended December 31, 2000, of which $660 was allocated to and recorded as a cash transaction by the Business.

Site service product line
Summary balance sheet:

Total current assets	$ 5,000
Total other assets	9,792
Net property, plant and equipment	4,277
Total assets	$19,069
Total current liabilities	$ 822
Equity	18,247
Total liabilities and equity	$19,069

Summary income statement:

Operating revenue	$30,222
Cost of services rendered and products sold	30,794
Selling and administrative expenses	3,103
Total operating costs and expenses	33,897
Operating loss	(3,675)
Income tax benefit	1,452
Net loss	$ (2,223)

Note 3—Summary of Significant Accounting Policies

Revenues: Revenues are recognized as services are rendered and consist of contract fees from facilities for which the Business provides outsourcing services. Revenues reflect the total price of such services since the Business acts as a principal in these transactions and assumes the risks and rewards of the contractual arrangement. As such, contract fees for all payroll costs, including $923 million for the facility employees whose payroll is processed by the facilities, are recognized by the Business as revenues with a corresponding expense included in "Cost of services rendered and products sold" in the Statement of Income.

Inventory Valuation: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent less than three percent of the inventory value at December 31, 2000. The remaining inventory is finished goods to be used on the customers' premises or sold to ServiceMaster's franchisees.

Depreciation and Amortization: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from 3 to 10 years. Long-lived assets are periodically reviewed to determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems have been indicated by these comparisons. Based on the reviews, when the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value, and the carrying amount of the asset is reduced accordingly.

Intangible assets consist primarily of goodwill ($43 million). These assets are amortized on a straight-line basis over their estimated useful lives, which are predominately 40 years. Goodwill is periodically reviewed to determine recoverability utilizing a discounted cash flow methodology.

Income Taxes: Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This Statement utilizes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Note 4—Related Party Transactions

The Business primarily conducts its operations as an integrated component of ServiceMaster. Certain expenses are shared and are charged or allocated to the Business from ServiceMaster. Additionally, certain expenses are allocated from the Business to ServiceMaster. Management believes that the methods of allocating these expenses are reasonable. The majority of these expenses are as follows (in thousands):

Allocations from ServiceMaster to the Business which are recorded in the financial statements:

Campus	$2,300
Insurance	1,760
Benefits	460
Other	420
Total	$4,940

The campus allocation is based upon the square footage used by the Business and includes both depreciation and operating costs associated with the campus. Insurance expense included claims paid related to the umbrella, professional liability, crime, and directors and officers insurance policies. Benefits primarily represent the Business's portion of the company match for the ServiceMaster Employee Share Purchase Plan.

Allocations from the Business to ServiceMaster which are recorded in the financial statements:

Insurance	$ 370
Administrative services	790
Other	300
Total	$1,460

Insurance expense included claims paid related to the health, auto, and property insurance policies. Administrative services primarily represent information systems support provided by the Business to ServiceMaster.

Note 5—Income Taxes

For purposes of these financial statements, the Business calculated the current and deferred income tax provision as if it filed a separate tax return. Income taxes are ultimately paid by, and are the responsibility of, ServiceMaster. ServiceMaster will retain the asset/liability for all taxes of the Business for operating activities through the date of sale.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the Business's effective income tax rate is as follows:

Tax at U.S. federal statutory rate	35.0%
State and local income taxes, net of U.S. federal benefit	6.6
Non-deductible amortization	(3.3)
Other	1.2
Effective rate	39.5%

Income tax expense consists of:

	Current	Deferred	Total
	(In thousands)		
U.S. federal	$22,061	$672	$22,733
State and local	4,513	47	4,560
	$26,574	$719	$27,293

The net deferred income tax asset reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Deferred income tax expense results from changes in the net asset balance for the year. Management believes

that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred income tax asset will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the Business's net deferred income tax asset are as follows (in thousands):

Deferred income tax assets (liabilities):	
Current:	
Prepaid expenses and other	$ (1,472)
Accounts receivable allowance and other	2,419
Total current asset	947
Long-Term:	
Long-term assets	2,603
Insurance expenses	19,195
Other long-term obligations	612
Total long term asset	22,410
Net deferred income tax asset	$23,357

Note 6—Commitments and Contingencies

The Business carries insurance policies on insurable risks which it believes to be appropriate. The Business generally has self-insured retention limits and has obtained fully insured layers of coverage above such self-insured retention limits. Accruals for self insurance losses are made based on the Business's claims experience and actuarial assumptions. Other long-term obligations primarily represent insurance related reserves. The Business has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Business accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Certain litigation and the related exposure has been assumed by ServiceMaster.

Note 7—Employee Benefit Plans

Operating expenses include contributions in 2000 to qualified profit sharing plans for $2.5 million and to the ServiceMaster Employee Share Purchase Plan for $0.5 million.

Note 8—Leases

Future long-term noncancelable operating lease payments are $4.9 million in 2001, $2.4 million in 2002, $0.8 million in 2003, $0.3 million in 2004, and less than $0.1 million thereafter. Rental expense for 2000 was $5.4 million.

Note 9—Equity—Net Advances from ServiceMaster

The Business participates in a centralized cash management program administered by ServiceMaster. Cash collected from operations is remitted to ServiceMaster and advances are made by ServiceMaster, as needed, to cover the Business's operating expenses and capital requirements. Cash remitted between the Business and to or from ServiceMaster decreases or increases, respectively, the net advances from ServiceMaster.

SERVICEMASTER MANAGEMENT SERVICES BUSINESS

STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2001 (UNAUDITED)
(In thousands)

Assets

Current Assets:

Receivables, less allowance of $1,695	$ 27,045
Inventories	10,069
Prepaid expenses and other assets	25,133
Total current assets	62,247

Property, Plant and Equipment, at Cost

Land and buildings	4,223
Equipment	122,376
	126,599
Less: accumulated depreciation	80,719
Net property, plant and equipment	45,880

Other Assets

Intangible assets, primarily goodwill	47,811
Notes receivable and other assets	6,831
Deferred income taxes	24,440
Total assets	$187,209

Liabilities and Equity

Current Liabilities:

Accounts Payable	$ 29,288
Accrued liabilities:	
Payroll	16,520
Insurance	30,332
Other	32,505
Deferred revenues	16,707
Total current liabilities	125,352
Other Long-Term Obligations	26,820

Commitments and Contingencies (see Notes)

Equity—Net Advances from The ServiceMaster Company	35,037
Total Liabilities and Equity	$187,209

The accompanying Notes to the Financial Statements are an intergral part of this statement.

SERVICEMASTER MANAGEMENT SERVICES BUSINESS

STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)
(In thousands)

Operating Revenue	$1,439,877
Operating Costs and Expenses:	
Cost of services rendered and products sold	1,304,084
Selling and administrative expenses	88,064
Total operating costs and expenses	1,392,148
Operating Income	47,729
Provision for income taxes	18,853
Net Income	$ 28,876

The accompanying Notes to the Financial Statements are an integral part of this statement.

SERVICEMASTER MANAGEMENT SERVICES BUSINESS

STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)
(In thousands)

Cash and Cash Equivalents at January 1	$ —
Cash Flows from Operations:	
Net Income	28,876
Adjustments to reconcile net income	
to net cash provided from operations:	
Depreciation	13,568
Amortization	1,046
Deferred income taxes	1,224
Change in working capital:	
Receivables	9,101
Sale of receivables (Note 5)	73,021
Inventories and other current assets	2,074
Accounts payable	4,250
Deferred revenue	3,106
Accrued liabilities	(5,018)
Other, net	(2,428)
Net Cash Provided by Operations	128,820
Cash Flows from Investing Activities:	
Capital expenditures, net	(11,230)
Business acquisitions	(6,291)
Net Cash Used for Investing Activities	(17,521)
Cash Flows from Financing Activities:	
Distributions to ServiceMaster	(111,299)
Net Cash Used for Financing Activities	(111,299)
Cash Increase (Decrease) During the Period	—
Ending Cash and Cash Equivalents	$ —

The accompanying Notes to the Financial Statements are an integral part of this statement.

SERVICEMASTER MANAGEMENT SERVICES BUSINESS

STATEMENT OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)
(In thousands)

Equity—net advances from The ServiceMaster Company

Beginning Balance	$ 117,460
Net Income	28,876
Net Remittances to The ServiceMaster Company	(111,299)
Ending Balance	$ 35,037

The accompanying Notes to the Financial Statements are an integral part of this statement.

SERVICEMASTER MANAGEMENT SERVICES BUSINESS
NOTES TO THE FINANCIAL STATEMENTS

Note 1—Basis of Presentation

ServiceMaster Management Services Business (the "Business") is an operating segment of The ServiceMaster Company ("ServiceMaster", a Delaware corporation) and provides a variety of supportive management services to healthcare, education and commercial accounts primarily within the United States. The Business is also engaged in developing, manufacturing and distributing chemicals and equipment.

The financial statements presented include the operations of the Business. In the opinion of management, these financial statements include all adjustments necessary to present fairly the financial position as of September 30, 2001 and results of operations and cash flows for the nine months then ended. All adjustments made have been of a normal and recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted. The Business believes that the disclosures included are adequate and provide a fair presentation of interim period results.

As a result of the Business's relationship with ServiceMaster, the financial position and results of operations are not necessarily indicative of what actually would have occurred had the Business operated as a stand-alone entity. Additionally, these financial statements are not necessarily indicative of future financial position or results of operations.

The preparation of the financial statements requires management to make certain estimates and assumptions required under accounting principles generally accepted in the United States, which may differ from the actual results. The more significant areas requiring the use of management estimates relate to the allowance for receivables, accruals for self-insured medical, workers compensation, auto and general liability insurance, and useful lives for depreciation and amortization.

Note 2—Subsequent Event

On October 3, 2001, ServiceMaster entered into an agreement to sell the Business to ARAMARK Corporation ("ARAMARK"). Significant terms of the sale include the disposition of substantially all assets and liabilities of the Business, with the exception of the majority of its site service product line. ARAMARK is also purchasing ServiceMaster's corporate headquarters campus. The transaction is expected to close in 2001.

Supplemental financial information with respect to the corporate headquarters campus excluded from, and the site service product line included in the financial statements of the Business as of and for the nine months ended September 30, 2001 is set forth below (in thousands):

Corporate headquarters campus:

Land and buildings	$24,505
Equipment	7,095
Total	31,600
Less—accumulated depreciation	14,367
Net property, plant and equipment	$17,233

Depreciation expense related to this facility was $1.2 million for the nine months ended September 30, 2001 of which $490 was allocated to and recorded as a cash transaction by the Business.

Site service product line
Summary balance sheet:

Total current assets	$ 6,796
Total other assets	9,580
Net property, plant and equipment	4,525
Total assets	$20,901
Total current liabilities	$ 145
Equity	20,756
Total liabilities and equity	$20,901

Summary income statement:

Operating revenue	$22,741
Cost of services rendered and products sold	28,767
Selling and administrative expenses	1,970
Total operating costs and expenses	30,737
Operating loss	(7,996)
Income tax benefit	3,158
Net loss	$ (4,838)

Note 3—Summary of Significant Accounting Policies

Revenues: Revenues are recognized as services are rendered and consist of contract fees from facilities for which the Business provides outsourcing services. Revenues reflect the total price of such services since the Business acts as a principal in these transactions and assumes the risks and rewards of the contractual arrangement. As such, contract fees for all payroll costs, including $699 million for the facility employees whose payroll is processed by the facilities, are recognized by the Business as revenues with a corresponding expense included in "Cost of services rendered and products sold" in the Statement of Income.

Inventory Valuation: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent less than three percent of the inventory value at September 30, 2001. The remaining inventory is finished goods to be used on the customers' premises or sold to ServiceMaster's franchisees.

Depreciation and Amortization: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from 3 to 10 years. Long-lived assets are periodically reviewed to determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems have been indicated by these comparisons. Based on the reviews, when the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value, and the carrying amount of the asset is reduced accordingly.

Intangible assets consist primarily of goodwill ($48 million). These assets are amortized on a straight-line basis over their estimated useful lives, which are predominately 40 years. Goodwill is periodically reviewed to determine recoverability utilizing a discounted cash flow methodology.

Note 4—Commitments and Contingencies

The Business carries insurance policies on insurable risks which it believes to be appropriate. The Business generally has self insured retention limits and has obtained fully insured layers of coverage above such self insured retention limits. Accruals for self insurance losses are made based on the Business's claims experience and actuarial assumptions. Other long-term obligations primarily include insurance related reserves. The Business has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Business accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Certain litigation and the related exposure has been assumed by ServiceMaster.

Note 5—Equity—Net Advances from ServiceMaster

The Business participates in a centralized cash management program administered by ServiceMaster. Cash collected from operations is remitted to ServiceMaster and advances are made by ServiceMaster, as needed, to cover the Business's operating expenses and capital requirements. Cash remitted between the Business and to or from ServiceMaster decreases or increases, respectively, the net advances from ServiceMaster. In 2001, the Business participates in ServiceMaster's accounts receivable securitization program. As such, $77.9 million of the Business's accounts receivable were sold under this program as of September 30, 2001. Cash proceeds of $73 million from the sale of the Business's accounts receivable are included in net remittances to ServiceMaster.

